carter's®

if they could just stay little™



Carter's, Inc. 2011 Annual Report

Dear Fellow Shareholders,

Carter's continued to distinguish itself as the leader in the young children's apparel market last year by achieving a record level of sales, with growth in every business segment, and by gaining significant market share in the United States.

In addition to organic growth in our core wholesale and retail businesses, we saw an acceleration in sales driven by the success of our new eCommerce business and the acquisition of our largest international licensee, a children's apparel retailer in Canada.

2011 Highlights

- Increased consolidated net sales by 21% to $2.1 billion, our 23rd consecutive year of growth
- Grew our market share in the United States to 16%
- Increased sales in the United States of our *Carter's* and *OshKosh B'gosh* brands by 17% and 7%, respectively
- More than tripled our eCommerce sales to $73 million
- Increased international sales from $35 million to $136 million

We faced a considerable challenge in 2011. Our product costs increased about 20% last year, or nearly $200 million, driven primarily by an abnormal and historic spike in cotton prices.

To mitigate the impact of product cost increases, we strengthened our product offerings, raised consumer prices, curtailed spending where possible, and increased investments in our high margin retail, eCommerce and international growth initiatives.

In 2011, our primary focus was to improve the competitiveness of our product offerings in order to drive strong top-line growth and gain market share. Consumer demand for our products is now stronger than ever, and we have increased our relative market share in the United States to over 3 times the market share of our nearest competitor.

Our Focus

Over the past 10 years, our compound annual growth rate of sales has been 15%, and net income has grown by 39%. To build on this long track record of growth, we are focused on the following priorities for our business:

- **Lead the market in product value and brand presentation**

  Carter's and *OshKosh B'gosh* are two of the best known and most trusted brands in baby and young children's apparel. We have compelling product offerings that have been trusted by generations of families for quality and value.

  We plan to continue strengthening our product presentation in stores, online, and in our marketing communications to further differentiate our brands in the marketplace, and we remain committed to providing beautiful, high quality products at affordable prices to consumers.



- **Extend the reach of our brands**

  We are the largest supplier of young children's apparel to the largest retailers in the United States. Our brands are sold in nearly 17,000 stores throughout the country. Our wholesale partners' support of our brands has been exceptional, and we intend to work closely with them to strengthen their children's apparel businesses.

  We have continued to develop our retail and eCommerce businesses as part of our strategy to improve the convenience of purchasing our great brands. Our plans include opening at least 60 stores each year for the next five years and investing in the infrastructure needed to support our multi-channel business.

  We also intend to accelerate the growth of our international business. In 2011, our international segment represented 6% of our consolidated net sales and 15% of our operating income. By focusing our efforts in key global markets across multiple channels (retail, wholesale, licensing, and eCommerce), we believe our international business will become an even more significant component of our Company.

- **Improve profitability**

  Despite the significant increase in product costs last year, we achieved an operating margin of 8.9%, which exceeded our peer group's performance.

  We are committed to improve our operating margin to its recent peak level over time by:

  - realizing the benefit of lower cotton prices which are down nearly 60% over the past 12 months;
  - accelerating our growth in high margin businesses;
  - building direct sourcing capabilities;
  - improving inventory management disciplines; and
  - upgrading our distribution capabilities to support our multi-channel growth initiatives.

In summary, despite the significant increase in product costs in 2011, Carter's continued to perform exceptionally well relative to the market, and delivered significant returns to its shareholders.

We are optimistic about our opportunities for growth in sales and profitability in 2012 and for many years to come. We have iconic brands that define the young children's apparel market, talented and committed employees, broad distribution capabilities, and a strong financial position to invest in our growth initiatives.

On behalf of our Board of Directors, Leadership Team and all of our employees, thank you for your investment in Carter's.

Sincerely,

Michael D. Casey
Chairman and Chief Executive Officer

April 11, 2012

OSHKOSH B'gosh

genuinekids from OSHKOSH





Our Story

Carter's, Inc. owns the largest share of the $22 billion baby and young children's apparel market (ages zero to seven) in the United States. We own two of the best known and trusted brand names in young children's apparel, *Carter's* and *OshKosh B'gosh*. Each of these brands has more than 100 years of rich history; Carter's was established in 1865 and OshKosh B'Gosh in 1895. We also sell our *Genuine Kids*, *Just One You*, and *Precious Firsts* brands at Target and our *Child of Mine* brand at Walmart.

We have the broadest distribution of young children's apparel in the market. In 2011, our multi-channel business model generated over $2.1 billion in net sales. In the United States, we reach a wide range of consumers through nearly 17,000 stores of the largest retailers in the country, 529 Company-operated stores, and our websites. Internationally, our products are sold through 65 Company-operated stores in Canada in addition to wholesale and licensing relationships that reach consumers in approximately 50 countries. We offer a broad product assortment – including baby, sleepwear, playclothes, and related accessories – all at very affordable prices.



Financial Highlights

(dollars in thousands, except per share data)

Summary of Operations	*Fiscal 2011*	*Fiscal 2010*	*Fiscal 2009*
As reported (a)			
Net sales	$2,109,734	$1,749,256	$1,589,677
Gross margin	32.8%	38.5%	38.0%
Operating income	$187,466	$243,256	$195,613
Operating margin	8.9%	13.9%	12.3%
Net income	$114,016	$146,472	$115,640
Diluted earnings per share	$1.94	$2.46	$1.97
Net cash provided by operating activities	$81,074	$85,821	$188,859
As adjusted (b)			
Operating income	$199,672	$243,256	$213,066
Operating margin	9.5%	13.9%	13.4%
Net income	$123,229	$146,472	$126,635
Diluted earnings per share	$2.09	$2.46	$2.15

(a) Results "as reported" are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").
(b) Results "as adjusted" are non-GAAP financial measurements. A reconciliation of results "as reported" to results "as adjusted" immediately follows our Annual Report on Form 10-K on page 96.



Comparison of Five Year Cumulative Total Return*

Among Carter's, Inc., S&P 500 Index, S&P Apparel Retail Index, and S&P Smallcap 600 Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
Carter's, Inc.
S&P 500 Index
S&P Apparel Retail Index
S&P Smallcap 600 Index
12/06
12/07
12/08
12/09
12/10
12/11

*Assumes $100 investment on 12/31/06 in stock or index, including reinvestment of dividends. 12/31/11 values: Carter's, Inc. ($156.12), S&P 500 ($98.75), S&P Smallcap 600 ($110.10), and S&P Apparel Retail ($160.64)

carter's, inc.

Form 10-K

Form 10-K

2011 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission file number:
001-31829

CARTER'S, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**13-3912933**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
(Address of principal executive offices, including zip code)

(404) 745-2700
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED:
Carter's, Inc.'s common stock par value $0.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The approximate aggregate market value of the voting stock held by non-affiliates of the Registrant as of July 1, 2011 (the last business day of our most recently completed second quarter) was $1,776,721,299.

There were 58,884,166 shares of Carter's, Inc.'s common stock with a par value of $0.01 per share outstanding as of the close of business on February 29, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A relating to the Annual Meeting of shareholders of Carter's, Inc., to be held on May 17, 2012, will be incorporated by reference in Part III of this Form 10-K. Carter's, Inc. intends to file such proxy statement with the Securities and Exchange Commission not later than 120 days after its fiscal year ended December 31, 2011.

CARTER'S, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

PART I

Our market share data is based on information provided by the NPD Group, Inc. Unless otherwise indicated, references to market share in this Annual Report on Form 10-K are expressed as a percentage of total retail sales of a market. The baby and young children's apparel market includes apparel products for ages zero to seven. NPD data is based upon Consumer Panel Track SM (consumer-reported sales) calibrated with selected retailers' point of sale data. Please note that NPD revised its Fashion Consumer Tracker methodology, effective with the most recent data release for annual 2011 and restated annual 2010 data. NPD data cited in prior Annual Reports on Form 10-K are based on an alternate methodology no longer employed by NPD and are not comparable to current year presentation.

Unless the context indicates otherwise, in this filing on Form 10-K, "Carter's," the "Company," "we," "us," "its," and "our" refers to Carter's, Inc. and its wholly owned subsidiaries.

ITEM 1. BUSINESS

GENERAL

We are the largest branded marketer in the United States of apparel exclusively for babies and young children. We own two of the most highly recognized and most trusted brand names in the children's apparel industry, *Carter's* and *OshKosh.* Established in 1865, our *Carter's* brand is recognized and trusted by consumers for high-quality apparel for children sizes newborn to seven. In fiscal 2005, we acquired OshKosh B'Gosh. Established in 1895, *OshKosh* is a well-known brand, trusted by consumers for its line of apparel for children sizes newborn to 12. We have extensive experience in the young children's apparel market and focus on delivering products that satisfy our consumers' needs. We market high-quality, essential core products at prices that deliver an attractive value proposition for consumers.

We use a business model that we believe has multiple platforms for growth and is focused on high volume and productivity. Our *Carter's, OshKosh,* and related brands are sold domestically to national department stores, chain and specialty stores, discount retailers, internationally, and online. As of December 31, 2011, we operated 359 Carter's and 170 OshKosh outlet and brand retail stores in the United States and 65 retail stores in Canada. We believe each of our brands has its own unique positioning in the marketplace. In the U.S., our brands compete in the $22 billion children's apparel market, for children ages zero to seven, with our *Carter's* brand achieving the #1 branded position with a 14.1% market share and our *OshKosh* brand having a 2.2% market share. We offer multiple product categories, including baby, sleepwear, playclothes, and other accessories. Our distribution strategy enables us to reach a broad range of consumers across various channels, socio-economic groups, and geographic regions.

On June 30, 2011, Northstar Canadian Operations Corp. ("Northstar"), a newly formed Canadian corporation and a wholly owned subsidiary of The William Carter Company (a wholly owned subsidiary of Carter's, Inc.), purchased all of the outstanding shares of capital stock of the entities comprising Bonnie Togs (the "Acquisition"), a Canadian specialty retailer focused exclusively on the children's apparel and accessories marketplace. Prior to the Acquisition, Bonnie Togs was Carter's principal licensee in Canada since 2007 and was a significant international licensee of the Company. The operating results for the Canadian business have been consolidated in the Company's operating results commencing on July 1, 2011.

In light of the Acquisition, the Company reevaluated and realigned certain of its reportable segments. As a result, the Company's reportable segments include a new international segment reflecting our new Canadian operations, our existing international wholesale business, and royalty income from our international licensees. In addition, the Company combined its historical mass channel segments with its wholesale segments. The Company believes these changes in segment reporting better reflect how its five business segments, Carter's wholesale, Carter's retail, OshKosh retail, OshKosh wholesale, and international, are managed and how each segment's performance is evaluated. Effective October 1, 2011, the Company changed its segment presentation to reflect this new structure, and recast all prior periods presented to conform to the new presentation.

The Company is a Delaware corporation. The Company and its predecessors have been doing business since 1865. The Company's principal executive offices are located at The Proscenium, 1170 Peachtree Street NE, Suite 900, Atlanta, Georgia 30309, and our telephone number is (404) 745-2700.

OUR BRANDS, PRODUCTS, AND DISTRIBUTION CHANNELS

CARTER'S BRANDS — U.S.

Under our *Carter's* brand, we design, source, and market a broad array of products, primarily for sizes newborn to seven. Our *Carter's* brand is sold in department stores, national chains, specialty stores, off-price sales channels, through our Carter's retail stores, and online at www.carters.com. Additionally, we sell our *Just One You* and *Precious Firsts* brands at Target and our *Child of Mine* brands at Walmart. In fiscal 2011, we sold over 278 million units of *Carter's*, *Child of Mine*, *Just One You*, and *Precious Firsts* products in the United States, an increase of approximately 11% from fiscal 2010, through our Carter's retail stores, to our wholesale customers, and online. Sales growth has been driven by our focus on essential, high-volume, core apparel products for babies and young children. Such products include bodysuits, pajamas, blanket sleepers, gowns, bibs, towels, washcloths, and receiving blankets. Our top ten baby and sleepwear core products accounted for approximately 65% of our baby and sleepwear net sales in fiscal 2011 in the United States. We believe our core apparel products are essential consumer staples, less dependent on changes in fashion trends, and generally supported by a favorable birth rate and other demographic trends.

We have cross-functional product teams focused on the development of our Carter's baby, sleepwear, and playclothes products. These teams are skilled in identifying and developing high-volume, core products. Each team includes members from merchandising, design, sourcing, product development, forecasting, and supply chain logistics. These teams follow a disciplined approach to fabric usage, color rationalization, and productivity and are supported by a dedicated art department and state-of-the-art design systems. We also license our brand names to other companies to create a comprehensive collection of lifestyle products, including bedding, hosiery, shoes, room décor, furniture, gear, and toys. The licensing team directs the use of our designs, art, and selling strategies to all licensees.

We believe this disciplined approach to core product design reduces our exposure to fashion risk and supports efficient operations. We conduct consumer research as part of our product development process and engage in product testing in our own stores. We analyze quantitative measurements such as pre-season bookings, weekly over-the-counter selling results, and daily re-order rates in order to assess productivity.

CARTER'S BRAND POSITIONING — U.S.

Our strategy is to drive our brand image as the leader in baby and young children's apparel and to consistently provide high-quality products at a great value to consumers. We employ a disciplined merchandising strategy that identifies and focuses on core products. We believe that we have strengthened our brand image with the consumer by differentiating our core products through fabric improvements, new artistic applications, and new packaging and presentation strategies. We also attempt to differentiate our products through store-in-store fixturing and branding packages and advertising with our wholesale customers. We have invested in display units for our major wholesale customers that more clearly present our core products on their floors to enhance brand and product presentation. We also strive to provide our wholesale customers with a consistent, high-level of service, including delivering and replenishing products on time to fulfill customer needs.

CARTER'S PRODUCTS — U.S.

Baby

Carter's brand baby products include bodysuits, pants, undershirts, towels, washcloths, receiving blankets, layette gowns, bibs, caps, and booties. In fiscal 2011, we generated $678.3 million in net sales of these products, representing 32.2% of our consolidated net sales in the United States.

Our *Carter's* brand is the leading brand in the baby category in the United States. In fiscal 2011, in the department stores, national chains, outlet, specialty stores, and off-price sales channels, our aggregate *Carter's* brand market share in the United States was approximately 23.8% for baby ages zero to two, which represents greater than five times the market share of the next largest brand. We sell a complete range of baby products for newborns, primarily made of cotton. We attribute our leading market position to our brand strength, distinctive print designs, artistic applications, reputation for quality, and ability to manage our dedicated floor space for our retail customers. We tier our products through marketing programs targeted toward gift-givers, experienced mothers, and first-time mothers. Our *Carter's Little Layette* product line, the largest component of our baby business, provides parents with essential core products and accessories, including value-focused multi-packs. Our *Little Collections* product line consists of coordinated baby programs designed for first-time mothers and gift-givers.

Playclothes

Carter's brand playclothes products include knit and woven cotton apparel for everyday use in sizes three months to seven. In fiscal 2011, we generated $529.0 million in net sales of these products in the United States, or 25.1%, of our consolidated net sales. We continue to focus on building our *Carter's* brand in the playclothes market by developing a base of essential, high-volume, core products that utilize original print designs and innovative artistic applications. Our aggregate 2011 *Carter's* brand playclothes market share in the United States was approximately 13.1% in the $16 billion department store, national chain, outlet, specialty store, and off-price sales channels.

Form 10-K

Sleepwear

Carter's brand sleepwear products include pajamas and blanket sleepers in sizes 12 months to seven. In fiscal 2011, we generated $310.4 million in net sales of these products in the United States, or 14.7%, of our consolidated net sales. Our *Carter's* brand is the leading brand of sleepwear for babies and young children within the department store, national chain, outlet, specialty store, and off-price sales channels in the United States. In fiscal 2011, in these channels, our *Carter's* brand market share was approximately 29.0%, which represents nearly three times the market share of the next largest brand. As in our baby product line, we differentiate our sleepwear products by offering high-volume, high quality core products with distinctive print designs and artistic applications.

Other Products

Our other product offerings include bedding, outerwear, swimwear, shoes, socks, diaper bags, gift sets, toys, and hair accessories. In fiscal 2011, we generated $93.0 million in net sales of these other products in our Carter's retail stores and online, or 4.4%, of our consolidated net sales.

Royalty Income

We currently extend our *Carter's, Child of Mine,* and *Just One You* product offerings by licensing these brands to 15 domestic marketers in the United States. These licensing partners develop and sell products through our multiple sales channels while leveraging our brand strength, customer relationships, and designs. Licensed products provide our customers and consumers with a range of lifestyle products that complement and expand upon our core baby and young children's apparel offerings. Our license agreements require strict adherence to our quality and compliance standards and provide for a multi-step product approval process. We work in conjunction with our licensing partners in the development of their products and ensure that they fit within our brand vision of high-quality, core products at attractive values to the consumer. In addition, we work closely with our wholesale customers and our licensees to gain dedicated floor space for licensed product categories. In fiscal 2011, our *Carter's* brand earned $18.5 million in domestic royalty income.

OSHKOSH BRANDS — U.S.

Under our *OshKosh* brand, we design, source, and market a broad array of young children's apparel, primarily for children in sizes newborn to 12. Our *OshKosh* brand is currently sold in our OshKosh retail stores, department stores, national chains, specialty stores, through off-price sales channels, and online at www.oshkoshbgosh.com. In fiscal 2011, we sold approximately 50 million units of *OshKosh* products in the United States through our retail stores, to our wholesale customers, and online, an increase of approximately 3% over fiscal 2010. We also have a licensing agreement with Target through which Target sells products under our *Genuine Kids from OshKosh* brand. Given its long history of durability, quality, and style, we believe our *OshKosh* brand represents a significant long-term growth opportunity for us, especially in the $16 billion young children's playclothes market in the United States. We continue to focus on our core product development and marketing disciplines, improving the productivity of our OshKosh retail stores, investing in new employees and talent development, leveraging our relationships with major wholesale accounts, and leveraging our infrastructure and supply chain.

OSHKOSH BRAND POSITIONING — U.S.

We believe our *OshKosh* brand stands for high-quality, authentic playclothes products for children sizes newborn to 12. Our core *OshKosh* brand products include denim, overalls, t-shirts, fleece, and other playclothes for children. Our *OshKosh* brand is generally positioned towards an older segment (sizes two to seven) and at slightly higher average prices than our *Carter's* brand. We believe our *OshKosh* brand has significant brand name recognition, which consumers associate with rugged, durable, and active playclothes for young children.

OSHKOSH PRODUCTS — U.S.

Playclothes

Our *OshKosh* brand is best known for its playclothes products. In fiscal 2011, we generated $303.9 million in net sales of *OshKosh* brand playclothes products in the United States, which accounted for approximately 14.4% of our consolidated net sales. *OshKosh* brand playclothes products include denim apparel products with multiple wash treatments and coordinating garments, overalls, woven bottoms, knit tops, and playclothes products for everyday use in sizes newborn to 12. We plan to grow this business by strengthening our product offerings, improving product value, reducing product complexity, and leveraging our strong customer relationships and global supply chain expertise. We believe our *OshKosh* brand represents a significant opportunity for us to increase our share in the playclothes category as the $16 billion young children's playclothes market in the United States is highly fragmented. In fiscal 2011, this market was more than five times the size of the baby and sleepwear markets combined.

Other Products

The remainder of our *OshKosh* brand product offerings include baby, sleepwear, outerwear, shoes, hosiery, and accessories. In fiscal 2011, we generated $58.9 million in net sales of these other products in our OshKosh retail stores and online, which accounted for 2.8% of our consolidated net sales.

Royalty Income

We partner with a number of domestic licensees to extend the reach of our *OshKosh* brand. We currently have six domestic licensees selling apparel and accessories. Our largest licensing agreement is with Target. All *Genuine Kids from OshKosh* products sold by Target are sold pursuant to this licensing agreement. Our licensed products provide our customers and consumers with a range of *OshKosh* products including outerwear, underwear, swimwear, socks, shoes, and accessories. In fiscal 2011, we earned approximately $10.3 million in domestic royalty income from our *OshKosh* brands.

INTERNATIONAL

Our international segment includes our new Canadian retail and wholesale operations, our existing international wholesale sales, and royalty income from our international licensees. Collectively, our international segment operates in approximately 50 countries. Our international sales of $136.2 million, or 6.5% of consolidated net sales, more than tripled in fiscal 2011 due to six months of incremental sales from the June 30, 2011 acquisition of Bonnie Togs and higher international wholesale sales. As of December 31, 2011, we operated 65 retail stores in Canada.

We partner with 24 licensees to sell the *Carter's* and *OshKosh* brands internationally in approximately 35 countries. In fiscal 2011, our *OshKosh* international licensees generated retail sales of approximately $124.0 million, on which we earned approximately $7.1 million in royalty income. In fiscal 2011, our international licensees generated *Carter's* brand retail sales of $26.3 million on which we earned $1.3 million in royalty income.

DISTRIBUTION CHANNELS

Business segment financial information for our five business segments: Carter's wholesale, Carter's retail, OshKosh retail, OshKosh wholesale, and international, is contained in Item 8—"Financial Statements and Supplementary Data," Note 15—"Segment Information" to the accompanying audited consolidated financial statements.

As described above, we sell our products through the wholesale channel, through our retail stores in the U.S. and Canada, and online.

Our *Carter's* brand wholesale customers include major retailers, such as Costco, JCPenney, Kohl's, Macy's, Sam's Club, Target, Toys "R" Us, and Walmart. Our sales professionals work with these customers to establish annual plans for our baby products, which we refer to as core basics. Once we establish an annual plan with an account, we place the majority of our accounts on our automatic replenishment reorder plan for core basics. This allows us to plan our sourcing requirements and benefits both us and our wholesale customers by maximizing our customers' in-stock positions, thereby improving sales and profitability. We intend to drive continued growth with our wholesale customers through our focus on managing our key accounts' business through product mix, fixturing, brand presentation, advertising, and frequent meetings with the senior management of our major wholesale customers.

Our *OshKosh* brand wholesale customers include major retailers, such as Belk, Bon-Ton, Fred Meyer, JCPenney, Kohl's, and Sears. We continue to work with our customers to establish seasonal plans for playclothes products. The majority of our *OshKosh* brand playclothes products will be planned and ordered seasonally as we introduce new products.

In Canada we sell our products in our Bonnie Togs retail stores, our co-branded Carter's/OshKosh stores, and through the wholesale channel.

As of December 31, 2011, we operated 359 Carter's retail stores in the United States, of which 180 were brand stores and 179 were outlet stores. These stores carry a complete assortment of first-quality baby and young children's apparel, accessories, and gift items. Our stores average approximately 4,500 square feet per location and are distinguished by an easy, consumer-friendly shopping environment. Our brand stores are generally located in high-traffic, strip centers located in or near major cities. We believe our brand strength and our assortment of core products have made our stores a destination location within many outlet and strip centers. Our outlet stores are generally located within 20 to 30 minutes of densely-populated areas.

As of December 31, 2011, we operated 170 OshKosh retail stores in the United States, of which 151 were outlet stores and 19 were brand stores. These stores carry a wide assortment of young children's apparel, accessories, and gift items and average approximately 4,700 square feet per location.

As of December 31, 2011, we operated 65 retail stores in Canada, selling products under the *Carter's* and *OshKosh* brands as well as other private label and national brands. These stores average approximately 5,500 square feet per location, slightly larger than our U.S. based stores, and offer a similar product assortment, localized for climate differences.

Store Expansion

We use a real estate selection process whereby we fully assess all new locations based on demographic factors, retail adjacencies, and population density. We believe that we are located in many of the premier outlet centers in the United States and we continue to add new brand store locations to our real estate portfolio.

GLOBAL SOURCING NETWORK AND PRODUCT COSTS

We have significant experience in sourcing products internationally, primarily from Asia, with expertise that includes the ability to evaluate vendors, familiarity with foreign supply sources, and experience with sourcing logistics particular to Asia. We also have relationships with both leading and certain specialized sourcing agents in Asia. One sourcing agent currently manages approximately 83% of our inventory purchases. Our product costs can vary depending on the underlying cost of raw materials, such as cotton and polyester, and the level of labor and transportation costs. The availability of raw materials impacts the cost of our products. Our sourcing network consists of over 90 vendors located in over 15 countries. We believe that our sourcing arrangements are sufficient to meet our current operating requirements and provide capacity for growth.

COMPETITION

The baby and young children's apparel market is highly competitive. Competition is generally based upon product quality, brand name recognition, price, selection, service, and convenience. Both branded and private label manufacturers compete in the baby and young children's apparel market. Our primary competitors in the wholesale channel include Disney, Gerber, and private label product offerings. Our primary competitors in the retail store channel include Disney, Gymboree, Old Navy, The Children's Place, and The Gap. Most retailers, including our customers, have significant private label product offerings that compete with our products. Because of the highly-fragmented nature of the industry, we also compete with many small manufacturers and retailers. We believe that the strength of our *Carter's*, *OshKosh*, and related brand names combined with our breadth of product offerings and operational expertise position us well against these competitors.

ENVIRONMENTAL MATTERS

We are subject to various federal, state, and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties, and costs. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

TRADEMARKS, COPYRIGHTS, AND LICENSES

We own many copyrights and trademarks, including *Carter's*®, *OshKosh*®, *OshKosh B'gosh*®, *Child of Mine*®, *Just One You*®, *Precious Firsts*™, *Little Collections*™, and *Little Layette*®, many of which are registered in the United States and in more than 120 foreign countries.

We license various Company trademarks, including *Carter's, Just One You, Precious Firsts, Child of Mine, OshKosh, OshKosh B'gosh, OshKosh Est. 1895*, and *Genuine Kids* to third parties to produce and distribute children's apparel and related products such as hosiery, outerwear, swimwear, shoes, boots, slippers, diaper bags, furniture, room décor, bedding, giftwrap, baby books, party goods, and toys.

EMPLOYEES

As of December 31, 2011, we had 8,684 employees, 2,619 of whom were employed on a full-time basis and 6,065 of whom were employed on a part-time basis. We have no unionized employees. We have had no labor-related work stoppages and believe that our labor relations are good.

AVAILABLE INFORMATION

Our Internet address is www.carters.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. On our website, we make available, free of charge, our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, director and officer reports on Forms 3, 4, and 5, and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the investor relations section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC. We also make available on our website, the *Carter's Code of Business Ethics and Professional Conduct*, our Corporate Governance Principles, and the charters for the Compensation, Audit, and Nominating and Corporate Governance Committees of the Board of Directors. Our SEC filings are also available for reading and copying at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site, *www.sec.gov*, containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider each of the following risk factors as well as the other information contained in this Annual Report on Form 10-K and other filings with the SEC in evaluating our business. The risks and uncertainties described below are not the only we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impact our business operations. If any of the following risks actually occur, our operating results may be affected.

Risks Relating to Our Business

The loss of one or more of our major customers could result in a material loss of revenues.

In fiscal 2011, we derived approximately 26% of our consolidated net sales from our top four customers. No one customer represented 10% or more of our consolidated net sales in fiscal 2011. We do not enter into long-term sales contracts with our major customers, relying instead on long-standing relationships and on our position in the marketplace. As a result, we face the risk that one or more of our major customers may significantly decrease their business with us or terminate their relationships with us. Any such decrease or termination of our major customers' business could result in a material decrease in our sales and operating results.

The acceptance of our products in the marketplace is affected by consumers' tastes and preferences, along with fashion trends.

We believe that continued success depends on our ability to provide a unique and compelling value proposition for our consumers in the Company's distribution channels. There can be no assurance that the demand for our products will not decline, or that we will be able to successfully and timely evaluate and adapt our products to changes in consumers' tastes and preferences or fashion trends. If consumers' tastes and preferences are not aligned with our product offerings, promotional pricing may be required to move seasonal merchandise. Increased use of promotional pricing would have a material adverse effect on our gross margin and results of operations.

The value of our brand, and our sales, could be diminished if we are associated with negative publicity.

Although our employees, agents, and third-party compliance auditors periodically visit and monitor the operations of our vendors, independent manufacturers, and licensees, we do not control these vendors, independent manufacturers, licensees, or their labor practices. A violation of our vendor policies, licensee agreements, labor laws, or other laws by these vendors, independent manufacturers, or licensees could interrupt or otherwise disrupt our supply chain or damage our brand image. As a result, negative publicity regarding our Company, brands or products, including licensed products, could adversely affect our reputation and sales.

In addition, the Company's brand image, which is associated with providing a consumer product with outstanding quality and name recognition, makes it valuable as a royalty source. The Company is able to generate royalty income from the sale of licensed products that bear its *Carter's*, *Just One You, Precious Firsts, Child of Mine*, *OshKosh*, *OshKosh Est. 1895, Genuine Kids*, and related trademarks. While the Company takes significant steps to ensure the reputation of its brand is maintained through its license agreements, there can be no guarantee that the Company's brand image will not be negatively impacted through its association with products outside of the Company's core apparel products.

We may incur substantial costs as a result of litigation, investigations or other proceedings, including those related to our previously filed restatements.

We are currently involved in litigation matters and investigations and may be subject to additional actions in the future. As disclosed in the Company's amended and restated Annual Report on Form 10-K for fiscal 2008, we announced on November 10, 2009, that our Audit Committee, with the assistance of outside counsel, had commenced a review of customer margin support provided by the Company and an investigation into undisclosed margin support commitments and related matters. The Company self-reported information concerning this investigation to the SEC in the fourth quarter of fiscal 2009 and has also been informed that the United States Attorney's Office is conducting an investigation into this matter. In December 2010, the Company and the SEC entered into a non-prosecution agreement pursuant to which the SEC agreed not to charge the Company with any violations of the federal securities laws, commence any enforcement action against the Company, or require the Company to pay any financial penalties in connection with the SEC's investigation of customer margin support provided by the Company, conditioned upon the Company's continued cooperation with the SEC's investigation and with any related enforcement proceedings. The Company has incurred, and expects to continue to incur, substantial expenses for legal and accounting services due to the SEC and United States Attorney's Office investigations and any resulting litigation. These matters have diverted in the past, and may continue to divert in the future, management's time and attention away from operations and cause the Company to continue to incur substantial costs. The Company also may bear additional costs to the extent it is required, under the terms of organizational documents or under Delaware law, to indemnify former officers of the Company in respect of costs they incur in connection with any proceedings related to these matters. At this point, the Company is unable to predict the duration, costs, scope or result of these matters.

As described in more detail in Part I—Item 3 of this filing, the Company is also currently subject to two class action lawsuits, as well as various other claims and pending or threatened lawsuits in the normal course of our business. We have only limited amounts of insurance, which may not provide coverage to offset a negative judgment or a settlement payment, which could be substantial. We may be unable to obtain additional insurance in the future, or we may be unable to do so on favorable terms. Our insurers may also dispute our claims for coverage. Further, these lawsuits may result in diversion of management's time and attention, the expenditure of large amounts of cash on legal fees and other expenses, and injury to our reputation, all of which may adversely affect our operations and financial condition. As further described in more detail in Part II—Item 1 of this filing, on December 21, 2011, the Company reached an agreement to settle the class action lawsuits, and on January 19, 2012 the Court granted preliminary approval of the settlement and ordered that notice be provided to the proposed settlement class. The Court has scheduled a hearing for May 31, 2012 to determine whether the settlement will receive final approval.

The Company's databases containing personal information of our retail customers could be breached, which could subject us to adverse publicity, litigation, and expenses. In addition, if we are unable to comply with security standards created by the banks and payment card industry, our operations could be adversely affected.

Database privacy, network security, and identity theft are matters of growing public concern. In an attempt to prevent unauthorized access to our network and databases containing confidential, third-party information, we have installed privacy protection systems, devices, and activity monitoring on our network. Nevertheless, if unauthorized parties gain access to our networks or databases, they may be able to steal, publish, delete, or modify our private and sensitive third-party information. In such circumstances, we could be held liable to our customers or other parties or be subject to regulatory or other actions for breaching privacy rules. This could result in costly investigations and litigation, civil or criminal penalties, and adverse publicity that could adversely affect our financial condition, results of operations, and reputation. Further, if we are unable to comply with the security standards, established by banks and payment card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could adversely affect our retail operations.

Increased production costs and deflationary pressures on our selling prices may adversely affect our results.

The Company's product costs, driven by inflation in significant component costs such as cotton, polyester, labor, fuel, and transportation, have increased and may remain at elevated levels or increase further. Our product costs have also been adversely impacted by the devaluation of the U.S. dollar relative to foreign currencies. These inflationary and currency risk factors have resulted in higher costs of goods sold and inventory values. Although we have raised our selling prices on many of our products, we do not expect in the near term to be able to fully absorb these cost increases, and we expect our profitability to continue to be adversely impacted. In recent years, the Company has also experienced deflationary pressure on its selling prices, in part driven by intense price competition in the young children's apparel industry.

Our business is sensitive to overall levels of consumer spending, particularly in the young children's apparel segment.

Consumers' demand for young children's apparel, specifically brand name apparel products, is impacted by the overall level of consumer spending. Discretionary consumer spending is impacted by employment levels, gasoline and utility costs, business conditions, availability of consumer credit, tax rates, interest rates, levels of consumer indebtedness, and overall levels of consumer confidence. Recent and further reductions in the level of discretionary spending may have a material adverse effect on the Company's sales and results of operations.

We source substantially all of our products through foreign production arrangements. Our dependence on foreign supply sources could result in disruptions to our operations in the event of political instability, unfavorable economic conditions, international events, or new foreign regulations and such disruptions may increase our cost of goods sold and decrease gross profit.

We source substantially all of our products through a network of vendors primarily in Asia, coordinated by our sourcing agents. The following could disrupt our foreign supply chain, increase our cost of goods sold, decrease our gross profit, or impact our ability to get products to our customers:

- financial instability of one or more of our major vendors;
- political instability or other international events resulting in the disruption of trade in foreign countries from which we source our products;
- increases in transportation costs as a result of increased fuel prices or significant changes in the relationship between carrier capacity and shipper demand;
- interruptions in the supply, or increases in the cost of raw materials, including cotton, fabric, and trim items;
- significant changes in the cost of labor in our sourcing locations;
- the imposition of new regulations relating to imports, duties, taxes, and other charges on imports;
- the occurrence of a natural disaster, unusual weather conditions, or an epidemic, the spread of which may impact our ability to obtain products on a timely basis;
- changes in the United States customs procedures concerning the importation of apparel products;
- unforeseen delays in customs clearance of any goods;

- disruption in the global transportation network such as a port strike, capacity withholding, world trade restrictions, or war;
- the application of foreign intellectual property laws;
- the ability of our vendors to secure sufficient credit to finance the manufacturing process including the acquisition of raw materials; and
- exchange rate fluctuations between the Company's and/or its subsidiaries' functional currency and the currencies paid to foreign contractors.

These and other events beyond our control could interrupt our supply chain and delay receipt of our products into the United States.

We source all of our products through a network of vendors. We have limited control over these vendors and we may experience delays, product recalls or loss of revenues if our products do not meet our quality standards or regulatory requirements.

Our vendors, independent manufacturers, and licensees may not continue to provide products that are consistent with our standards. We have occasionally received, and may in the future continue to receive, shipments of product that fail to conform to our quality control standards. A failure in our quality control program may result in diminished product quality, which may result in increased order cancellations and returns, decreased consumer demand for our products, or product recalls, any of which may have a material adverse effect on our results of operations and financial condition. In addition, notwithstanding our strict quality control procedures, because we do not control our vendors, products that fail to meet our standards, or other unauthorized products, could end up in the marketplace without our knowledge. This could materially harm our brand and our reputation in the marketplace.

Our products are subject to regulation of and regulatory standards set by various governmental authorities including the Consumer Product Safety Commission, with respect to quality and safety. Regulations and standards in this area are currently in place. These regulations and standards may change from time to time. Our inability, or that of our vendors, to comply on a timely basis with regulatory requirements could result in significant fines or penalties, which could adversely affect our reputation and sales. Issues with the quality and safety of merchandise we sell in our stores, regardless of our culpability, or customer concerns about such issues, could result in damage to our reputation, lost sales, uninsured product liability claims or losses, merchandise recalls, and increased costs.

Any significant disruption to our eCommerce business, including order acceptance and processing, order fulfillment, web-hosting, warehousing, and call center operations, could harm our brand and our reputation in the marketplace.

The operation of our eCommerce business depends on the ability to maintain the efficient and uninterrupted operation of online order-taking and fulfillment operations. We currently rely on a third party to host our eCommerce website, process and manage web orders, warehouse inventory sold through our eCommerce website, fulfill our eCommerce sales to our customers, and operate a call center supporting our eCommerce business, and we intend to transition fulfillment services in-house in the near future. Any significant disruption in the operations of our eCommerce business, could harm our brand and our reputation in the marketplace.

The loss of a sourcing agent could negatively impact our ability to timely deliver our inventory supply and disrupt our business, which may adversely affect our operating results.

One sourcing agent currently manages approximately 83% of our inventory purchases. Although we believe that other buying agents could be retained, or we could procure some of the inventory directly, the loss of this buying agent could delay our ability to timely receive inventory supply and disrupt our business, which could result in a material adverse effect on our operating results.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of market share and, as a result, a decrease in revenue and gross profit.

The baby and young children's apparel market is highly competitive. Both branded and private label manufacturers compete in the baby and young children's apparel market. Our primary competitors in our wholesale businesses include private label product offerings, Disney, and Gerber. Our primary competitors in the retail store channel include Disney, Gymboree, Old Navy, The Children's Place, and The Gap. Because of the fragmented nature of the industry, we also compete with many other manufacturers and retailers. Some of our competitors have greater financial resources and larger customer bases than we have and are less financially leveraged than we are. As a result, these competitors may be able to:

- adapt to changes in customer requirements more quickly;
- take advantage of acquisition and other opportunities more readily;
- devote greater resources to the marketing and sale of their products; and
- adopt more aggressive pricing strategies than we can.

The Company's retail success and future growth is dependent upon identifying locations and negotiating appropriate lease terms for retail stores.

The Company's retail stores are located in leased retail locations across the United States and Canada. Successful operation of a retail store depends, in part, on the overall ability of the retail location to attract a consumer base sufficient to make store sales volume profitable. If the Company is unable to identify new retail locations with consumer traffic sufficient to support a profitable sales level, retail growth may consequently be limited. Further, if existing outlet and brand stores do not maintain a sufficient customer base that provides a reasonable sales volume or the Company is unable to negotiate appropriate lease terms for the retail stores, there could be a material adverse impact on the Company's sales, gross margin, and results of operations.

Profitability could be negatively impacted if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.

If the Company does not adequately forecast demand for its products and purchases inventory to support an inaccurate forecast, the Company could experience increased costs due to the need to dispose of excess inventory or lower profitability due to insufficient levels of inventory.

We face various risks arising from our recent acquisition of Bonnie Togs, a Canadian children's apparel retailer. We may fail to realize growth opportunities and other benefits from the acquisition of Bonnie Togs, and we may fail to successfully integrate the Bonnie Togs business with our existing business, either of which could adversely affect our financial condition and results of operations.

We may fail to realize growth opportunities and other benefits from the acquisition of Bonnie Togs. We have no prior experience operating a retail business in Canada, and we may not be as successful in operating and growing this business in Canada as we have been in the United States. We may be unable to continue existing, or to develop new, vendor and customer relationships, and enhance our position in Canada. Further, our operations in Canada are subject to the various risks and uncertainties to which our United States retail operations are subject. Our ability to successfully integrate Bonnie Togs is subject to risks, including delays or difficulties in completing integration and higher than expected costs. In connection with the integration efforts, our management's attention and our resources could be diverted from other business concerns. If integration difficulties arise, the diversion of attention and resources may be increased. Any of these may adversely affect our financial condition and results of operations.

We may not achieve sales growth plans, cost savings, and other assumptions that support the carrying value of our intangible assets.

As of December 31, 2011, the Company had *Carter's* goodwill of $136.6 million, a $220.2 million *Carter's* brand tradename asset, an $85.5 million *OshKosh* brand tradename asset, *Bonnie Togs* goodwill of $52.1 million, and a $0.4 million *Bonnie Togs* tradename asset on its consolidated balance sheet. The carrying value of these assets is subject to annual impairment reviews as of the last day of each fiscal year or more frequently, if deemed necessary, due to any significant events or changes in circumstances.

Estimated future cash flows used in these impairment reviews could be negatively impacted if we do not achieve our sales plans, planned cost savings, and other assumptions that support the carrying value of these intangible assets, which could result in potential impairment of the remaining asset value.

The Company's success is dependent upon retaining key individuals within the organization to execute the Company's strategic plan.

The Company's ability to attract and retain qualified executive management, marketing, merchandising, design, sourcing, operations, and support function staffing is key to the Company's success. If the Company were unable to attract and retain qualified individuals in these areas, an adverse impact on the Company's growth and results of operations may result.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Location	Approximate floor space in square feet	Principal use	Lease expiration date	Renewal options
Stockbridge, Georgia	505,000	Distribution/warehousing	April 2015	10 years
Hogansville, Georgia	258,000	Distribution/warehousing	Owned	—
Chino, California	413,000	Distribution/warehousing	July 2014	2 years
Griffin, Georgia	219,000	Finance/information technology/ benefits administration/rework	Owned	—
Fayetteville, Georgia	30,000	Wholesale customer service/ information technology	September 2020	15 years
Atlanta, Georgia	131,000	Executive offices/Carter's design and merchandising/marketing	June 2015	5 years
OshKosh, Wisconsin	6,400	Finance/consumer affairs	December 2019	5 years
Shelton, Connecticut	64,000	Finance/retail store administration	February 2019	10 years
New York, New York	16,000	Sales office/showroom	January 2015	—
New York, New York	22,000	OshKosh design center	January 2022	10 years
Atlanta, Georgia	9,842	OshKosh showroom	December 2012	1 year
Cambridge, Ontario	36,500	Bonnie Togs executive offices/ distribution/warehousing	June 2021	10 years
Cambridge, Ontario	46,332	Bonnie Togs distribution/ warehousing	May 2014	—

As of December 31, 2011, we operated 529 leased retail stores located primarily in outlet and strip centers across the United States, having an average size of approximately 4,600 square feet. In addition, we operated 65 leased retail stores in Canada, having an average size of approximately 5,500 square feet. Generally, the majority of our leases have an average term of ten years.

Aggregate lease commitments as of December 31, 2011 for the above leased properties are as follows: fiscal 2012—$82.0 million; fiscal 2013—$77.9 million; fiscal 2014—$69.9 million; fiscal 2015—$58.0 million; fiscal 2016—$49.7 million, and $163.6 million for the balance of these commitments beyond fiscal 2016.

ITEM 3. LEGAL PROCEEDINGS

A shareholder class action lawsuit was filed on September 19, 2008 in the United States District Court for the Northern District of Georgia entitled Plymouth County Retirement System v. Carter's, Inc., No. 1:08-CV-02940-JOF (the "Plymouth Action"). The Amended Complaint filed on May 12, 2009 in the Plymouth Action asserted claims under Sections 10(b), 20(a), and 20A of the 1934 Securities Exchange Act, and alleged that between February 1, 2006 and July 24, 2007, the Company and certain current and former executives made material misrepresentations to investors regarding the successful integration of OshKosh into the Company's business, and that the share price of the Company's stock later fell when the market learned that the integration had not been as successful as represented. Defendants in the Plymouth Action filed a motion to dismiss the Amended Complaint for failure to state a claim under the federal securities laws on July 17, 2009, and briefing of that motion was complete on October 22, 2009.

A separate shareholder class action lawsuit was filed on November 17, 2009 in the United States District Court for the Northern District of Georgia entitled Mylroie v. Carter's, Inc., No. 1:09-CV-3196-JOF (the "Mylroie Action"). The initial Complaint in the Mylroie Action asserted claims under Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and alleged that between April 27, 2004 and November 10, 2009, the Company and certain current and former executives made material misstatements to investors regarding the Company's accounting for discounts offered to some wholesale customers. The Court consolidated the Plymouth Action and the Mylroie Action on November 24, 2009 (the "Consolidated Action"). On March 15, 2010, the plaintiffs in the Consolidated Action filed their amended and consolidated complaint. The Company filed a motion to dismiss on April 30, 2010, and briefing of the motion was complete on July 23, 2010.

On March 16, 2011, the United States District Court for the Northern District of Georgia granted without prejudice the Company's motion to dismiss all of the claims in the amended and consolidated complaint in the Consolidated Action for failure to state a claim under the federal securities laws. The plaintiffs filed a second amended and consolidated complaint on July 20, 2011. On December 21, 2011, the Company reached an agreement to settle the Consolidated Action for an amount which has been paid by the Company's insurance providers. The settlement agreement includes no admission of liability or wrongdoing by the Company or by any other defendants and provides for a full and complete release of all related claims that were or could have been brought against the Company, its subsidiaries, and any and all current and former directors, officers, and employees of the Company and its subsidiaries. On January 19, 2012, the Court granted preliminary approval of the settlement and ordered that notice be provided to the proposed settlement class (as defined in the settlement agreement). The Court has scheduled a hearing for May 31, 2012 to determine whether the settlement will receive final approval.

A shareholder derivative lawsuit was filed on May 25, 2010 in the Superior Court of Fulton County, Georgia, entitled Alvarado v. Bloom, No. 2010-cv-186118 (the "Alvarado Action"). The Complaint in the Alvarado Action alleged, among other things, that certain current and former directors and executives of the Company breached their fiduciary duties to the Company in connection with the Company's accounting for discounts offered to some wholesale customers. The Company was named solely as a nominal defendant against whom the plaintiff sought no recovery. Pursuant to an agreement among the parties, on February 22, 2012 the parties filed a joint stipulation to dismiss the Alvarado Action without prejudice, which the Court granted later that same day.

The Company is subject to various other claims and pending or threatened lawsuits in the normal course of our business. The Company is not currently party to any other legal proceedings that it believes would have a material adverse effect on its financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on the New York Stock Exchange under the symbol CRI. The last reported sale price per share of our common stock on February 21, 2011 was $42.70. On that date there were approximately 26,154 holders of record of our common stock.

The following table sets forth for the periods indicated the high and low sales prices per share of common stock as reported by the New York Stock Exchange:

2011	High	Low
First quarter	$30.26	$26.50
Second quarter	$32.88	$27.72
Third quarter	$34.50	$27.44
Fourth quarter	$41.70	$29.92

2010	High	Low
First quarter	$31.24	$25.42
Second quarter	$34.24	$25.39
Third quarter	$27.17	$22.19
Fourth quarter	$32.69	$23.53

Share Repurchases

The following table provides information about shares acquired from employees during the fourth quarter of fiscal 2011 to satisfy the required withholding of taxes in connection with the vesting of restricted stock:

Period	Total number of shares purchased (1)	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Approximate dollar value of shares that may yet be purchased under the plans or programs
October 2, 2011 through October 29, 2011	—	$ —	—	Not applicable
October 30, 2011 through November 26, 2011	355	$36.73	—	Not applicable
November 27, 2011 through December 31, 2011	13,410	$39.78	—	Not applicable
Total	13,765	$39.70	—	Not applicable

(1) All of the shares were surrendered by our employees to satisfy required tax withholding upon the vesting of restricted stock awards.

Share Repurchase Program

During fiscal 2007, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company was authorized to purchase up to $100 million of its outstanding common shares. During fiscal 2010, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company is authorized to purchase up to an additional $100 million of its outstanding common shares. As of August 13, 2010, the Company had repurchased outstanding shares in the amount totaling the entire $100 million authorized by the Board of Directors on February 16, 2007. The timing and amount of any future share repurchases will be determined by the Company's management, based upon its evaluation of market conditions, share price, other investment priorities, and other factors.

The Company did not repurchase any shares of its common stock during fiscal 2011 pursuant to any share repurchase authorization other than the shares of common stock from the Company's employees to satisfy tax withholding obligations upon vesting of restricted stock to such employees. During fiscal 2010, the Company repurchased and retired 2,058,830 shares, or approximately $50.0 million, of its common stock at an average price of $24.29 per share. Since inception of the repurchase program and through fiscal 2011, the Company repurchased and retired 6,658,410 shares, or approximately $141.1 million, of its common stock at an average price of $21.19 per share. The total remaining capacity under this authorization was approximately $58.9 million as of December 31, 2011. This authorization has no expiration date.

DIVIDENDS

Provisions in our revolving facility currently restrict the ability of our operating subsidiary, The William Carter Company ("TWCC"), from paying cash dividends to our parent company, Carter's, Inc., in excess of $15.0 million unless TWCC and its consolidated subsidiaries meet certain leverage ratio and minimum availability requirements under the credit facility, which materially restricts Carter's, Inc. from paying cash dividends on our common stock. We do not anticipate paying cash dividends on our common stock in the foreseeable future but intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. Any future decision to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements, and any other factors as our Board of Directors deems relevant.

RECENT SALES OF UNREGISTERED SECURITIES

Not applicable

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial and other data as of and for the five fiscal years ended December 31, 2011 (fiscal 2011).

On June 30, 2011, Northstar Canadian Operations Corp. ("Northstar"), a newly formed Canadian corporation and a wholly owned subsidiary of The William Carter Company (a wholly owned subsidiary of Carter's, Inc.), purchased all of the outstanding shares of capital stock of the entities comprising Bonnie Togs (the "Acquisition"), a Canadian specialty retailer focused exclusively on the children's apparel and accessories marketplace. Prior to the acquisition, Bonnie Togs was Carter's principal licensee in Canada since 2007 and was a significant international licensee of the Company. As of December 31, 2011, we operated 65 retail stores in Canada and sold products under the *Carter's* and *OshKosh* brands, as well as other private label and other brands.

In light of the Acquisition, the Company reevaluated and realigned certain of its reportable segments. As a result, the Company's reportable segments include a new international segment reflecting our new Canadian operations, our existing international wholesale business, and royalty income from our international licensees. In addition, the Company combined its historical mass channel segments with its wholesale segments. The Company believes these changes in segment reporting better reflect how its five business segments, Carter's wholesale, Carter's retail, OshKosh retail, OshKosh wholesale, and international, are managed and how each segment's performance is evaluated. Effective October 1, 2011, the Company changed its segment presentation to reflect this new structure, and recast all prior periods presented to conform to the new presentation.

On October 15, 2010, the Company entered into a $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. This revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the revolving credit facility (five years). On December 22, 2011, the Company and lenders amended and restated the revolving credit facility to, among other things, provide a U.S. dollar revolving facility of $340 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) and a $35 million multicurrency revolving facility ($15 million sub-limit for letters of credit and a swing line sub-limit of $5 million), which is available for borrowings by either TWCC or our Canadian subsidiary, in U.S. dollars or Canadian dollars. The term of the revolving credit facility expires October 15, 2015.

The selected financial data for the five fiscal years ended December 31, 2011 was derived from our audited consolidated financial statements. Our fiscal year ends on the Saturday, in December or January, nearest the last day of December. Consistent with this policy, fiscal 2011 ended on December 31, 2011, fiscal 2010 ended on January 1, 2011, fiscal 2009 ended on January 2, 2010, fiscal 2008 ended on January 3, 2009, and fiscal 2007 ended on December 29, 2007. Fiscal 2011, fiscal 2010, fiscal 2009, and fiscal 2007 each contained 52 weeks of financial results. Fiscal 2008 contained 53 weeks of financial results.

The following table should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data."

(dollars in thousands, except per share data)	Fiscal Years 2011	2010	2009	2008	2007
OPERATING DATA:					
Wholesale sales—Carter's	$ 939,115	$ 827,815	$ 742,224	$ 730,043	$ 707,212
Retail sales—Carter's	671,590	546,233	489,740	422,436	366,296
Retail sales—OshKosh	280,900	264,887	257,289	249,130	233,776
Wholesale sales—OshKosh	81,888	75,484	72,448	73,014	84,172
International	136,241	34,837	27,976	19,897	12,570
Total net sales	2,109,734	1,749,256	1,589,677	1,494,520	1,404,026
Cost of goods sold	1,418,582	1,075,384	985,323	975,999	928,996
Gross profit	691,152 (a)	673,872	604,354	518,521	475,030
Selling, general, and administrative expenses	540,960 (a)	468,192	428,674	404,274	359,826
Investigation expenses (b)	—	—	5,717	—	—
Intangible asset impairment (c)	—	—	—	—	154,886
Executive retirement charges (d)	—	—	—	5,325	—
Workforce reduction, facility write-down, and closure costs (e)	—	—	10,771	2,609	5,285
Royalty income	(37,274)	(37,576)	(36,421)	(33,685)	(30,738)
Operating income (loss)	187,466	243,256	195,613	139,998	(14,229)
Interest income	(386)	(575)	(219)	(1,491)	(1,386)
Interest expense	7,534	10,445	12,004	19,578	24,465
Foreign exchange gain	(570)	—	—	—	—
Income (loss) before income taxes	180,888	233,386	183,828	121,911	(37,308)
Provision for income taxes	66,872	86,914	68,188	44,007	38,488
Net income (loss)	$ 114,016	$ 146,472	$ 115,640	$ 77,904	$ (75,796)
PER COMMON SHARE DATA:					
Basic net income (loss)	$ 1.96	$ 2.50	$ 2.03	$ 1.37	$ (1.30)
Diluted net income (loss)	$ 1.94	$ 2.46	$ 1.97	$ 1.33	$ (1.30)
BALANCE SHEET DATA (end of period):					
Working capital (f)	$ 629,394	$ 532,891	$ 505,051	$ 359,919	$ 311,000
Total assets	1,402,709	1,257,182	1,208,599	1,038,012	958,777
Total debt, including current maturities	236,000	236,000	334,523	338,026	341,529
Stockholders' equity	805,709	679,936	556,024	413,551	366,238
CASH FLOW DATA:					
Net cash provided by operating activities	$ 81,074	$ 85,821	$ 188,859	$ 181,041	$ 50,190
Net cash used in investing activities	(106,692)	(39,496)	(29,516)	(34,947)	(20,022)
Net cash provided by (used in) financing activities	11,505	(133,984)	13,349	(32,757)	(49,701)
OTHER DATA:					
Gross margin	32.8%	38.5%	38.0%	34.7%	33.8%
Depreciation and amortization	$ 32,548	$ 31,727	$ 32,274	$ 30,158	$ 29,919
Capital expenditures	45,495	39,782	33,600	34,947	20,079

See Notes to Selected Financial Data.

Form 10-K

NOTES TO SELECTED FINANCIAL DATA

(a) Gross profit includes $6.7 million in additional expenses related to the amortization of the fair value step-up of inventory acquired as a result of the Acquisition. SG&A includes $5.5 million related to revaluation of the contingent consideration and acquisition-related charges associated with the Acquisition.

(b) Investigation expenses of $5.7 million in fiscal 2009 relate to professional service fees incurred in connection with the Company's customer margin support investigation (see Note 17 to the accompanying audited consolidated financial statements).

(c) Intangible asset impairment charges of $154.9 million in fiscal 2007 reflect the impairment of the OshKosh goodwill (OshKosh wholesale segment of $36.0 million and OshKosh retail segment of $106.9 million) and the impairment of the value ascribed to the *OshKosh* tradename of $12.0 million.

(d) Executive retirement charges of $5.3 million in fiscal 2008 consist of $3.1 million related to the present value of severance and benefit obligations and $2.2 million of which related to the accelerated vesting of certain stock options.

(e) The $5.3 million in closure costs in fiscal 2007 relate to the closure of our White House, Tennessee distribution facility. The $2.6 million charge in fiscal 2008 relates to the write-down of the carrying value of our White House, Tennessee distribution facility. The $10.7 million in fiscal 2009 includes closure costs of $3.3 million associated with the closure of our Barnesville, Georgia distribution facility including severance and other benefits, asset impairment charges, and other closure costs, $1.2 million of asset impairment charges net of a gain on the closure and sale of our Oshkosh, Wisconsin facility, $0.7 million related to the write-down of our White House, Tennessee distribution facility, and $5.5 million of severance and other benefits related to the corporate workforce reduction.

(f) Represents total current assets less total current liabilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our results of operations and current financial condition. You should read this discussion in conjunction with our consolidated historical financial statements and notes included elsewhere in this Annual Report on Form 10-K. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services, and our future results. We based these statements on assumptions that we consider reasonable. Actual results may differ materially from those suggested by our forward-looking statements for various reasons including those discussed in the "Risk Factors" in Item 1A of this Annual Report on Form 10-K. Those risk factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we file this Annual Report on Form 10-K.

OVERVIEW

For 146 years, *Carter's* has been one of the most recognized and trusted brand names in the children's apparel industry. We also own the *OshKosh* brand, which over 110 years has earned the position of a highly trusted and well-known brand.

On June 30, 2011, we acquired Bonnie Togs, a Canadian children's apparel retailer and a former international licensee. Specifically, the Company purchased all of the outstanding shares of capital stock of Bonnie Togs for total consideration of up to CAD $95 million, of which USD $61.2 million was paid in cash at closing. Such payment is subject to post-closing adjustments, which we expect to be finalized in the first quarter of fiscal 2012. The sellers may also be paid contingent consideration ranging from zero to CAD $35 million if the Canadian business meets certain earnings targets for the period beginning July 1, 2011 and ending on June 27, 2015. Sellers may receive a portion of the contingent consideration of up to CAD $25 million if interim earnings targets are met through June 2013 and June 2014, respectively. Any such payments are not recoverable by the Company in the event of any failure to meet overall targets.

As of July 2, 2011, the Company had a discounted contingent consideration liability of approximately $24.3 million based upon the high probability that Bonnie Togs will attain its earnings targets. The fair value of the discounted contingent consideration liability as of December 31, 2011 was approximately $25.6 million and is included in other long-term liabilities on the accompanying consolidated balance sheet. The $1.2 million change in the fair value of the liability is reflected as $2.5 million in accretion expense and $1.3 million in other comprehensive income resulting from a favorable foreign currency translation adjustment. The Company determined the fair value of the contingent consideration based upon a probability-weighted discounted cash flow analysis. The Company will continue to revalue the contingent consideration at each reporting date.

In light of the Acquisition, the Company reevaluated and realigned certain of its reportable segments. As a result, the Company's reportable segments include a new international segment reflecting our new Canadian operations, our existing international wholesale business, and royalty income from our international licensees. In addition, the Company combined its historical mass channel segments with its wholesale segments. The Company believes these changes in segment reporting better reflect how its five business segments, Carter's wholesale, Carter's retail, OshKosh retail, OshKosh wholesale, and international, are managed and how each segment's performance is evaluated. Effective October 1, 2011, the Company changed its segment presentation to reflect this new structure, and recast all prior periods presented to conform to the new presentation.

We sell our products under our *Carter's*, *OshKosh, Child of Mine,* and *Just One You* brands in the wholesale channel, which include nearly 17,000 department, national chain, specialty, and discount retailer stores in the United States. Additionally, as of December 31, 2011, we operated 359 Carter's and 170 OshKosh retail stores located primarily in outlet and strip centers throughout the United States and 65 retail stores in Canada. In March 2010, we launched our eCommerce business. We also extend our brand reach by licensing our *Carter's*, *Child of Mine*, *Just One You*, *OshKosh*, and related brand names through domestic licensing arrangements, including licensing of our *Genuine Kids from OshKosh* brand to Target stores nationwide. Our *OshKosh* and *Carter's* brand names are also licensed through international licensing arrangements. During fiscal 2011, we earned approximately $37.3 million in royalty income from these arrangements.

We source substantially all of our products through a network of vendors primarily in Asia. Various sourcing agents coordinate this process, with one sourcing agent currently managing approximately 83% of our inventory purchases. Our product costs, driven by inflation in significant component costs such as cotton, polyester, labor, fuel, and transportation increased substantially throughout fiscal 2011 and are expected to continue to remain at elevated levels for at least the first half of fiscal 2012. These cost increases have resulted in higher cost of goods sold and inventory values. Although we have raised our selling prices on many of our products, we have been unable to fully absorb these cost increases and our profitability was negatively impacted. We do not expect in the near term to be able to fully absorb these elevated costs and our profitability may continue to be adversely impacted.

In connection with the Acquisition, we acquired certain definite-lived intangible assets comprised of a *Bonnie Togs* tradename and non-compete agreements which resulted in amortization expense of $0.2 million in fiscal 2011. In connection with the acquisition of OshKosh, we acquired certain definite-lived intangible assets comprised of licensing agreements and leasehold interests which were fully amortized in fiscal 2010 and had amortization expense of $1.8 million in fiscal 2010 and $3.7 million in fiscal 2009.

On October 15, 2010, the Company entered into a $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. This revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the revolving credit facility (five years). On December 22, 2011, the Company and lenders amended and restated the revolving credit facility to, among other things, provide a U.S. dollar revolving facility of $340 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) and a $35 million multicurrency revolving facility ($15 million sub-limit for letters of credit and a swing line sub-limit of $5 million), which is available for borrowings by either TWCC or our Canadian subsidiary, in U.S. dollars or Canadian dollars. The term of the revolving credit facility expires October 15, 2015.

During fiscal 2007, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company was authorized to purchase up to $100 million of its outstanding common shares. During fiscal 2010, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company is authorized to purchase up to an additional $100 million of its outstanding common shares. As of August 13, 2010, the Company had repurchased outstanding shares in the amount totaling the entire $100 million authorized by the Board of Directors on February 16, 2007. The timing and amount of any future share repurchases will be determined by the Company's management, based upon its evaluation of market conditions, share price, other investment priorities, and other factors.

The Company did not repurchase any shares of its common stock during fiscal 2011 pursuant to any share repurchase authorization other than the shares of common stock from the Company's employees to satisfy tax withholding obligations upon vesting of restricted stock to such employees. During fiscal 2010, the Company repurchased and retired 2,058,830 shares, or approximately $50.0 million, of its common stock at an average price of $24.29 per share. Since inception of the repurchase program and through fiscal 2011, the Company repurchased and retired 6,658,410 shares, or approximately $141.1 million, of its common stock at an average price of $21.19 per share. The total remaining capacity under this authorization was approximately $58.9 million as of December 31, 2011. This authorization has no expiration date.

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December. Consistent with this policy, fiscal 2011 ended on December 31, 2011, fiscal 2010 ended on January 1, 2011, and fiscal 2009 ended on January 2, 2010. Fiscal 2011, 2010, and 2009 each contained 52 weeks of financial results.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated (i) selected statement of operations data expressed as a percentage of net sales and (ii) the number of retail stores open at the end of each period:

	Fiscal Years		
	2011	2010	2009
Net Sales			
Carter's Wholesale	44.5%	47.3%	46.7%
Carter's Retail	31.8	31.2	30.8
Total Carter's	76.3	78.5	77.5
OshKosh Retail	13.3	15.2	16.2
OshKosh Wholesale	3.9	4.3	4.5
Total OshKosh	17.2	19.5	20.7
International	6.5	2.0	1.8
Consolidated net sales	100.0	100.0	100.0
Cost of goods sold	67.2	61.5	62.0
Gross profit	32.8	38.5	38.0
Selling, general, and administrative expenses	25.6	26.8	27.0
Investigation expenses	—	—	0.4
Workforce reduction, facility write-down, and closure costs	—	—	0.7
Royalty income	(1.7)	(2.2)	(2.4)
Operating income	8.9	13.9	12.3
Foreign exchange gain	—	—	—
Interest expense, net	0.3	0.6	0.7
Income before income taxes	8.6	13.3	11.6
Provision for income taxes	3.2	4.9	4.3
Net income	5.4%	8.4%	7.3%
Number of retail stores at end of period:			
Carter's	359	306	276
OshKosh	170	180	170
International	65	—	—
Total	594	486	446

FISCAL YEAR ENDED DECEMBER 31, 2011 COMPARED WITH FISCAL YEAR ENDED JANUARY 1, 2011

CONSOLIDATED NET SALES

Consolidated net sales for fiscal 2011 were $2.1 billion, an increase of $360.5 million, or 20.6%, compared to $1.7 billion in fiscal 2010 and reflects growth in all of our segments and the Acquisition.

	For the fiscal years ended			
(dollars in thousands)	December 31, 2011	% of Total	January 1, 2011	% of Total
Net sales:				
Carter's Wholesale	$ 939,115	44.5%	$ 827,815	47.3%
Carter's Retail	671,590	31.8%	546,233	31.2%
Total Carter's	1,610,705	76.3%	1,374,048	78.5%
OshKosh Retail	280,900	13.3%	264,887	15.2%
OshKosh Wholesale	81,888	3.9%	75,484	4.3%
Total OshKosh	362,788	17.2%	340,371	19.5%
International	136,241	6.5%	34,837	2.0%
Total net sales	$2,109,734	100.0%	$1,749,256	100.0%

CARTER'S WHOLESALE SALES

Carter's wholesale sales in the United States increased $111.3 million, or 13.4%, in fiscal 2011 to $939.1 million. This growth was driven by an 8% increase in units shipped and a 5% increase in average price per unit, as compared to fiscal 2010. The increase in units shipped was primarily driven by continued strong demand for our *Carter's* and *Child of Mine* product offerings and an increase in shipments to the off-price channel. The increase in average price per unit primarily reflects higher average selling prices on our product offerings.

Form 10-K

CARTER'S RETAIL SALES

Carter's retail sales in the United States increased $125.4 million, or 22.9%, in fiscal 2011 to $671.6 million. The increase was driven by incremental sales of $57.0 million generated by new store openings, $40.8 million generated by eCommerce sales, and a comparable store sales increase of $29.1 million, or 5.6% (based on 296 locations), partially offset by the effect of store closures of $1.5 million. During fiscal 2011, on a comparable store basis, average prices increased 5.0% on our product offerings, units per transaction increased 1.9%, and transactions decreased 1.3%. Despite a decline in consumer traffic, we believe comparable store sales were strong.

The Company's comparable store sales calculations include sales for all stores that were open during the comparable fiscal period, including remodeled stores, and certain relocated stores. If a store relocates within the same center with no business interruption or material change in square footage, the sales of such store will continue to be included in the comparable store calculation. If a store relocates to another center, or there is a material change in square footage, such store is treated as a new store. Stores that are closed during the period are included in the comparable store sales calculation up to the last full fiscal month of operations.

There were a total of 359 Carter's retail stores open as of December 31, 2011. During fiscal 2011, we opened 56 and closed three Carter's retail stores. We plan to open approximately 60 and close four Carter's retail stores during fiscal 2012.

OSHKOSH RETAIL SALES

OshKosh retail sales in the United States increased $16.0 million, or 6.0%, in fiscal 2011 to $280.9 million. The increase reflects incremental sales of $12.9 million generated by eCommerce sales and $8.9 million generated by new store openings, partially offset by the effect of store closings of $5.0 million and a comparable store sales decrease of $0.7 million, or 0.3% (based on 163 locations). On a comparable store basis, units per transaction increased 2.4%, average prices increased 1.0%, and transactions decreased 3.6% on our product offerings. We believe this decrease was driven by the decline in consumer traffic.

There were a total of 170 OshKosh retail stores open as of December 31, 2011. During fiscal 2011, we opened three and closed 13 OshKosh retail stores. We plan to open approximately five and close 13 OshKosh retail stores during fiscal 2012.

OSHKOSH WHOLESALE SALES

OshKosh brand wholesale sales in the United States increased $6.4 million, or 8.5%, in fiscal 2011 to $81.9 million. The increase in *OshKosh* brand wholesale sales was driven by an 8% increase in average price per unit and a 1% increase in units shipped, as compared to fiscal 2010. The increase in average price per unit primarily reflects higher average selling prices. The increase in units shipped was primarily driven by an increase in shipments to our off-price customers.

INTERNATIONAL SALES

International sales increased $101.4 million, or 291.1%, in fiscal 2011 to $136.2 million. The increase reflects six months of sales from our new Canadian operations in the current year and higher international wholesale sales, primarily driven by expansion in our multi-national accounts and growth in the Middle East. We operated a total of 65 retail stores in Canada as of December 31, 2011. In fiscal 2012, the Company plans to open 18 retail stores in Canada and anticipates no store closures.

GROSS PROFIT

Our gross profit increased $17.3 million, or 2.6%, to $691.2 million in fiscal 2011. Gross margin decreased 570 basis points from 38.5% in fiscal 2010 to 32.8% in fiscal 2011.

The decrease in gross profit as a percentage of net sales reflects:

(i) higher product costs of approximately $180 million primarily related to increases in cotton prices and labor rates; and

(ii) an amortization charge of approximately $6.7 million related to a fair value step-up of inventory acquired at the Acquisition and sold during fiscal 2011.

Partially offsetting these decreases were:

(i) approximately $101 million in selective price increases; and

(ii) approximately $40 million in incremental volume related to our new Canadian operations in fiscal 2011.

The Company includes distribution costs in its selling, general, and administrative expenses. Accordingly, the Company's gross profit may not be comparable to other companies that include such distribution costs in their cost of goods sold.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses in fiscal 2011 increased $72.8 million, or 15.5%, to $541.0 million. As a percentage of net sales, selling, general, and administrative expenses was 25.6% in fiscal 2011 as compared to 26.8% in fiscal 2010.

The improvements in selling, general, and administrative expenses as a percentage of net sales reflect:

(i) a 70 basis points decrease (from 12.3% to 11.6%) in our U.S. retail store expenses as compared to fiscal 2010;

(ii) approximately $11 million in lower provisions for performance-based compensation for fiscal 2011; and

(iii) controlling growth in spending to a lower rate than growth in net sales.

Partially offsetting these reductions were:

(i) $21.4 million in Bonnie Togs selling, general and administrative expenses;

(ii) $3.1 million of Bonnie Togs acquisition-related expenses during fiscal 2011; and

(iii) $2.5 million of accretion expense associated with the revaluation of the Bonnie Togs contingent consideration.

ROYALTY INCOME

Our royalty income decreased $0.3 million, or 0.8%, to $37.3 million in fiscal 2011. The decrease was primarily due to the absence of six months of international royalty income in fiscal 2011 from our former licensee, Bonnie Togs.

We license the use of our *Carter's*, *Just One You*, and *Child of Mine* brands. Domestic royalty income from these brands was approximately $18.5 million, an increase of 0.9%, or $0.2 million, as compared to fiscal 2010 resulting from higher sales by our *Carter's* brand and *Just One You* brand licensees, partially offset by lower sales from our *Child of Mine* brand licensees. The *Carter's* brand internationally generated $1.3 million in royalty income in fiscal 2011 as compared to $1.9 million in fiscal 2010.

We also license the use of our *OshKosh B'gosh*, *OshKosh*, and *Genuine Kids from OshKosh* brands. Domestic royalty income from these brands increased approximately $0.5 million, or 5.1%, to $10.3 million in fiscal 2011. This increase was driven by increased sales by our *Genuine Kids from OshKosh* brand sold at Target. The *OshKosh* brand internationally generated $7.1 million in royalty income in fiscal 2011 as compared to $7.5 million in fiscal 2010.

OPERATING INCOME

Our operating income decreased $55.8 million, or 22.9%, to $187.5 million in fiscal 2011. This decrease in operating income is attributable to the factors described above.

INTEREST EXPENSE, NET

Interest expense, net, in fiscal 2011 decreased $2.7 million, or 27.6%, to $7.1 million. This decrease is attributable to $47.3 million in lower weighted-average borrowings. In fiscal 2011, weighted-average borrowings were $236 million at an effective interest rate of 3.25%, including amortization of debt issuance costs, as compared to weighted-average borrowings of $283.3 million at an effective interest rate of 3.67%, including amortization of debt issuance costs, in fiscal 2010. In fiscal 2010, we recorded

$1.7 million in interest expense related to our interest rate swap agreements and a $1.7 million write-off of debt issuance costs related to the prepayment of a portion of our term loan debt.

FOREIGN CURRENCY GAIN

As part of the Acquisition, the Company entered into a forward foreign currency exchange contract to reduce its risk from exchange rate fluctuations on the purchase price of Bonnie Togs. The contract was settled on June 30, 2011 and a gain of $0.2 million was recognized in earnings during the second quarter of fiscal 2011. In addition, during fiscal 2011, the Company recorded $0.4 million net gain primarily related to our Canadian subsidiary's foreign currency exchange contracts and its foreign denominated payables.

INCOME TAXES

Our effective tax rate was approximately 37.0% in fiscal 2011 as compared to approximately 37.2% in fiscal 2010. The effective tax rate in both years was reduced by the reversal of reserves for uncertain tax positions.

NET INCOME

As a result of the factors described above, our net income for fiscal 2011 decreased $32.5 million, or 22.2%, to $114.0 million as compared to $146.5 million in fiscal 2010.

FISCAL YEAR ENDED JANUARY 1, 2011 COMPARED WITH FISCAL YEAR ENDED JANUARY 2, 2010

CONSOLIDATED NET SALES

Consolidated net sales for fiscal 2010 were $1.7 billion, an increase of $159.6 million, or 10.0%, compared to $1.6 billion in fiscal 2009 and reflects growth in all of our segments.

	For the fiscal years ended			
(dollars in thousands)	January 1, 2011	% of Total	January 2, 2010	% of Total
Net sales:				
Carter's Wholesale	$ 827,815	47.3%	$ 742,224	46.7%
Carter's Retail	546,233	31.2%	489,740	30.8%
Total Carter's	1,374,048	78.5%	1,231,964	77.5%
OshKosh Retail	264,887	15.2%	257,289	16.2%
OshKosh Wholesale	75,484	4.3%	72,448	4.5%
Total OshKosh	340,371	19.5%	329,737	20.7%
International	34,837	2.0%	27,976	1.8%
Total net sales	$1,749,256	100.0%	$1,589,677	100.0%

CARTER'S WHOLESALE SALES

Carter's wholesale sales in the United States increased $85.6 million, or 11.5%, in fiscal 2010 to $827.8 million. The increase in *Carter's* brand wholesale sales was driven by a 13% increase in units shipped, partially offset by a 1% decrease in average price per unit, as compared to fiscal 2009. The increase in units shipped was primarily driven by strong over-the-counter performance at our wholesale customers and the decrease in average price per unit primarily reflects lower average selling prices on our wholesale sales.

CARTER'S RETAIL SALES

Carter's retail sales in the United States increased $56.5 million, or 11.5%, in fiscal 2010 to $546.2 million. The increase was driven by incremental sales of $45.3 million generated by new store openings and eCommerce sales, and a comparable store sales increase of $11.9 million, or 2.5% (based on 271 locations), partially offset by the impact of store closures of $0.7 million. During fiscal 2010, on a comparable store basis, units per transaction increased 2.8%, average transaction value increased 2.2%, and average prices decreased 0.6% as compared to fiscal 2009. We attribute the increases in units per transaction and average transaction value to strong product performance in our playwear product category, improved in-store product presentation, and increased merchandising and marketing efforts. The decrease in average prices resulted from increased promotional activity given the competitive environment.

The Company's comparable store sales calculations include sales for all stores that were open during the comparable fiscal period, including remodeled stores and certain relocated stores. If a store relocates within the same center with no business interruption or material change in square footage, the sales for such store will continue to be included in the comparable store calculation. If a store relocates to another center or there is a material change in square footage, such store is treated as a new store. Stores that are closed during the period are included in the comparable store sales calculation up to the date of closing.

There were a total of 306 Carter's retail stores open as of January 1, 2011. During fiscal 2010, we opened 30 Carter's retail stores.

OSHKOSH RETAIL SALES

OshKosh retail sales in the United States increased $7.6 million, or 3.0%, in fiscal 2010 to $264.9 million. The increase was due to incremental sales of $13.7 million generated by new store openings and eCommerce sales, partially offset by the impact of a comparable store sales decline of $4.8 million, or 1.9% (based on 162 locations), and store closures of $1.2 million. On a comparable store basis, units per transaction increased 2.6%, transactions decreased 1.9%, and average prices decreased 2.6%. We attribute the increase in units per transaction to strong in-store product presentation and direct-to-consumer marketing efforts, partially offset by a decrease in transactions attributable to reduced traffic at our stores. The decrease in average prices resulted from increased promotional activity given the competitive environment.

There were a total of 180 OshKosh retail stores open as of January 1, 2011. During fiscal 2010, we opened 12 OshKosh retail stores and closed two.

OSHKOSH WHOLESALE SALES

OshKosh brand wholesale sales in the United States increased $3.0 million, or 4.2%, in fiscal 2010 to $75.5 million. The increase in *OshKosh* brand wholesale sales was driven by a 6% increase in units shipped, partially offset by a 1% decrease in average price per unit, as compared to fiscal 2009. The increase in units shipped was primarily driven by over-the-counter performance at our wholesale customers. The decrease in average price per unit primarily reflects lower average selling prices on wholesale sales.

INTERNATIONAL SALES

International sales increased $6.9 million, or 24.5%, in fiscal 2010 to $34.8 million. The increase reflects higher wholesale sales driven primarily by the expansion of our *Carter's* brand internationally.

GROSS PROFIT

Our gross profit increased $69.5 million, or 11.5%, to $673.9 million in fiscal 2010. Gross margin increased 50 basis points from 38.0% in fiscal 2009 to 38.5% in fiscal 2010.

The increase in gross margin as a percentage of net sales reflects:

(i) $18.6 million of higher consolidated retail and eCommerce gross margins driven by new store and comp store sales growth; and

(ii) $4.2 million related to growth in Carter's wholesale margins due to increased volume and improved product performance, partially offset by higher product costs, air freight and excess inventory charges.

Partially offsetting these increases were:

(i) $5.9 million due to higher air freight and excess inventory charges associated with the *Child of Mine* and *Just One You* brands, and the absence of a vendor recovery that occurred in fiscal 2009; and

(ii) $4.7 million related to the OshKosh wholesale segment, reflecting higher levels of customer support, air freight, and excess inventory charges.

The Company includes distribution costs in its selling, general, and administrative expenses. Accordingly, the Company's gross profit may not be comparable to other companies that include such distribution costs in their cost of goods sold.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses in fiscal 2010 increased $39.5 million, or 9.2%, to $468.2 million. As a percentage of net sales, selling, general, and administrative expenses was 26.8% in fiscal 2010 as compared to 27.0% in fiscal 2009.

The decrease in selling, general, and administrative expenses as a percentage of net sales reflects:

(i) controlling growth in spending to a lower rate than growth in net sales for fiscal 2010;

(ii) $1.9 million reduction in amortization expense; and

(iii) $1.0 million in fiscal 2009 of accelerated depreciation related to a facility closure.

Partially offsetting these decreases were:

(i) $22.9 million, or 10.2%, increase in consolidated retail expenses primarily due to new store growth; and

(ii) $8.7 million of incremental expenses associated with eCommerce.

INVESTIGATION EXPENSES

In connection with the investigation of customer margin support, the Company recorded pre-tax charges in the fourth quarter of fiscal 2009 of approximately $5.7 million related to professional service fees.

WORKFORCE REDUCTION, FACILITY WRITE-DOWN, AND CLOSURE COSTS

During fiscal 2009, as a result of the corporate workforce reduction, the Company recorded charges of $6.7 million consisting of $5.5 million in severance charges and other benefits, and approximately $1.2 million in asset impairment charges net of a gain on the closure and sale of our Oshkosh, Wisconsin office.

In conjunction with the plan to close the Barnesville, Georgia distribution facility, the Company recorded closure costs of approximately $4.3 million during fiscal 2009, consisting of severance and other benefits of $1.7 million, asset impairment charges of $1.1 million related to the write-down of the related land, building, and equipment, $1.0 million of accelerated depreciation (included in selling, general, and administrative expenses), and $0.5 million of other closure costs.

During fiscal 2009, the Company also wrote down the carrying value of its White House, Tennessee distribution facility by approximately $0.7 million to $2.8 million to reflect the decrease in the fair market value of the facility at that time. During the third quarter of fiscal 2009, the Company sold this facility for net proceeds of approximately $2.8 million.

ROYALTY INCOME

Our royalty income increased $1.2 million, or 3.2%, to $37.6 million in fiscal 2010.

We license the use of our *Carter's*, *Just One You*, and *Child of Mine* brands. Domestic royalty income from these brands was approximately $18.4 million, a decrease of 0.5%, or $0.1 million, as compared to fiscal 2009 due to increased sales by our *Carter's* brand and *Just One You* brand licensees, partially offset by decreased sales from our *Child of Mine* brand licensees. The *Carter's* brand internationally generated $1.9 million in royalty income in fiscal 2010 as compared to $0.7 million in fiscal 2009.

We also license the use of our *OshKosh B'gosh*, *OshKosh*, and *Genuine Kids from OshKosh* brands. Royalty income from these brands increased approximately $0.1 million, or 0.6%, to $17.3 million in fiscal 2010. This increase was driven by increased sales by our *OshKosh* brand domestic licensees. The *OshKosh* brand internationally generated $7.5 million in royalty income in fiscal 2010 as compared to $7.9 million in fiscal 2009.

OPERATING INCOME

Our operating income increased $47.6 million, or 24.4%, to $243.3 million in fiscal 2010. This increase in operating income is attributable to the factors described above.

INTEREST EXPENSE, NET

Interest expense, net, in fiscal 2010 decreased $1.9 million, or 16.2%, to $9.9 million. This decrease is attributable to $53.4 million in lower weighted-average borrowings. In fiscal 2010, weighted-average borrowings were $283.3 million at an effective interest rate of 3.67% as compared to weighted-average borrowings of $336.7 million at an effective interest rate of 3.57% in fiscal 2009. In fiscal 2010, we recorded $1.7 million in interest expense related to our interest rate swap agreements. In fiscal 2009, we recorded $2.5 million in interest expense related to our interest rate swap agreements and $0.5 million in interest expense related to our interest rate collar agreement.

INCOME TAXES

Our effective tax rate was approximately 37.2% in fiscal 2010 as compared to approximately 37.1% in fiscal 2009. The effective tax rate in both years was reduced by the reversal of reserves for uncertain tax positions.

NET INCOME

As a result of the factors described above, our net income for fiscal 2010 increased $30.8 million, or 26.7%, to $146.5 million as compared to $115.6 million in fiscal 2009.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash needs are working capital and capital expenditures. Our primary source of liquidity will continue to be cash and cash equivalents on hand, cash flow from operations, and borrowings under our revolving credit facility, and we expect that these sources will fund our ongoing requirements for working capital and capital expenditures. These sources of liquidity may be impacted by events described in our risk factors, as further discussed in Item 1A of this filing.

Net accounts receivable at December 31, 2011 were $157.8 million compared to $121.5 million at January 1, 2011 and reflects higher *Carter's* and *OshKosh* brand wholesale sales in the latter part of fiscal 2011 as compared to fiscal 2010 and incremental receivables associated with Bonnie Togs.

Net inventories at December 31, 2011 were $347.2 million compared to $298.5 million at January 1, 2011. This increase primarily reflects higher product costs, incremental inventory from our new Canadian operations, and growth in our eCommerce and retail businesses.

Product costs can vary depending on the underlying cost of raw materials, such as cotton and polyester, and the level of labor and transportation costs. A substantial portion of the Company's products utilize cotton based fabrics, the cost of which reached historically high levels in fiscal 2011. Additionally, labor costs have increased across Asia, particularly in China, where the Company currently sources approximately 50% of its products. Furthermore, transportation costs to bring product to the United States have risen due to higher fuel costs and limited capacity in the marketplace. The Company purchases finished goods largely from foreign suppliers and pays its suppliers in U.S. currency. Consequently, the Company's product costs have been adversely impacted by the devaluation of the U.S. dollar relative to foreign currencies. These inflationary and currency risk factors have resulted in higher costs of goods sold and inventory values, and have adversely impacted our profitability and cash flows from operations. We expect that higher product costs will continue to adversely impact our profitability and cash flow through at least the first half of fiscal 2012.

Net cash provided by operating activities for fiscal 2011 was $81.1 million compared to $85.8 million in fiscal 2010. The decrease in operating cash flow primarily reflects lower earnings, which were partially offset by lower net working capital requirements. Net cash provided by our operating activities in fiscal 2009 was approximately $188.9 million.

We invested approximately $45.5 million in capital expenditures during fiscal 2011, $39.8 million in fiscal 2010, and $33.6 million in fiscal 2009. Major investments included U.S. and Canadian retail store openings and remodelings, facility expansion, fixtures for our wholesale customers, and investments in information technology. We plan to invest approximately $90—$100 million in capital expenditures in fiscal 2012 primarily for U.S. and international retail store openings and remodelings and in expanding our distribution capacity.

During fiscal 2007, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company was authorized to purchase up to $100 million of its outstanding common shares. During fiscal 2010, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company is authorized to purchase up to an additional $100 million of its outstanding common shares. As of August 13, 2010, the Company had repurchased outstanding shares in the amount totaling the entire $100 million authorized by the Board of Directors on February 16, 2007.

The Company did not repurchase any shares of its common stock during fiscal 2011 pursuant to any repurchase authorization other than the shares of common stock from the Company's employees to satisfy tax withholding obligations upon vesting of restricted stock to such employees. During fiscal 2010, the Company repurchased and retired 2,058,830 shares, or approximately $50.0 million, of its common stock at an average price of $24.29 per share. Since inception of the repurchase program and through fiscal 2011, the Company repurchased and retired 6,658,410 shares, or approximately

$141.1 million, of its common stock at an average price of $21.19 per share. We have reduced common stock by the par value of such shares repurchased and have deducted the remaining excess repurchase price over par value from additional paid-in capital. Future repurchases may occur from time to time in the open market, in negotiated transactions, or otherwise. The timing and amount of any repurchases will be determined by the Company's management, based on its evaluation of market conditions, share price, other investment priorities, and other factors.

On October 15, 2010, the Company entered into a $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. This revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the revolving credit facility (five years). On December 22, 2011, the Company and lenders amended and restated the revolving credit facility to, among other things, provide a U.S. dollar revolving facility of $340 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) and a $35 million multicurrency revolving facility ($15 million sub-limit for letters of credit and a swing line sub-limit of $5 million), which is available for borrowings by either TWCC or our Canadian subsidiary, in U.S. dollars or Canadian dollars. The term of the revolving credit facility expires October 15, 2015.

The revolving credit facility provides for two pricing options for U.S. dollar facility revolving loans: (i) revolving loans on which interest is payable quarterly at a base rate equal to the highest of (x) the Federal Funds Rate plus ½ of 1%, (y) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A. as its prime rate, or (z) the Eurodollar Rate plus 1%, plus, in each case, an applicable margin initially equal to 1.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 1.00% to 1.50% and (ii) revolving loans on which interest accrues for one, two, three, six or if, generally available, nine or twelve month interest periods (but is payable not less frequently than every three months) at a rate of interest per annum equal to an adjusted British Bankers Association LIBOR rate, plus an applicable margin initially equal to 2.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 2.00% to 2.50%.

The revolving credit facility provides for two pricing options for multicurrency facility revolving loans denominated in U.S. dollars: (i) revolving loans on which interest is payable quarterly at a base rate equal to the highest of (x) the Federal Funds Rate plus ½ of 1%, (y) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A., Canada Branch in Toronto as its reference rate for loans in U.S. dollars to its Canadian borrowers, or (z) the Eurodollar Rate plus 1%, plus, in each case, an applicable margin initially equal to 1.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 1.00% to 1.50% and (ii) revolving loans on which interest accrues for one, two, three, six or if, generally available, nine or twelve month interest periods (but is payable not less frequently than every three months) at a rate of interest per annum equal to an adjusted British Bankers Association LIBOR rate, plus an applicable margin initially equal to 2.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 2.00% to 2.50%.

The revolving credit facility provides for two pricing options for multicurrency facility revolving loans denominated in Canadian dollars: (i) revolving loans on which interest is payable quarterly at a base rate equal to the highest of (x) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A., Canada Branch in Toronto as its prime rate for loans in Canadian Dollars to Canadian Borrowers and (y) the rate of interest in effect for such day for

Canadian dollar bankers' acceptances having a term of one month that appears on the Reuters Screen CDOR Page plus ½ of 1%, plus, in each case, an applicable margin initially equal to 1.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 1.00% to 1.50%, and (iii) revolving loans on which interest accrues for one, two, three, six or if, generally available, nine or twelve month interest periods (but is payable not less frequently than every three months) at a rate of interest per annum equal to an adjusted British Bankers Association LIBOR rate, plus an applicable margin initially equal to 2.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 2.00% to 2.50%. Amounts outstanding under the revolving credit facility currently accrue interest at a LIBOR rate plus 2.25%.

The revolving credit facility contains and defines financial covenants, including a lease adjusted leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated indebtedness plus six times rent expense to consolidated net income before interest, taxes, depreciation, amortization, and rent expense ("EBITDAR")) to exceed (x) if such period ends on or before December 31, 2014, 3.75:1.00 and (y) if such period ends after December 31, 2014, 3.50:1.00; and consolidated fixed charge coverage ratio (defined as, with certain adjustments, the ratio of consolidated EBITDAR to consolidated fixed charges (defined as interest plus rent expense)), for any such period to be less than 2.75:1.00. As of December 31, 2011, the Company believes it was in compliance with its financial debt covenants.

At December 31, 2011, we had approximately $236 million in revolver borrowings, exclusive of $14.9 million of outstanding letters of credit. At January 1, 2011, we had approximately $236.0 million in revolver borrowings, exclusive of $8.6 million of outstanding letters of credit. Weighted-average borrowings for fiscal 2011 were $236 million at an effective rate of 3.25% as compared to weighted-average borrowings of $283.3 million at an effective rate of 3.67% in fiscal 2010.

Our operating results are subject to risk from interest rate fluctuations on our revolving credit facility, which carries variable interest rates. As of December 31, 2011, our outstanding variable rate debt aggregated approximately $236 million. An increase or decrease of 1% in the applicable rate would increase or decrease our annual interest cost by approximately $2.4 million and could have an adverse effect on our earnings and cash flow.

On June 30, 2011, Northstar purchased all of the outstanding shares of capital stock of Bonnie Togs for total consideration of up to CAD $95 million, of which USD $61.2 million was paid in cash at closing. Such payment is subject to post-closing adjustments, which we expect to be finalized in the first quarter of fiscal 2012. The sellers may also be paid contingent consideration ranging from zero to CAD $35 million if the Canadian business meets certain earnings targets for the period beginning July 1, 2011 and ending on June 27, 2015. Sellers may receive a portion of the contingent consideration of up to CAD $25 million if interim earnings targets are met through June 2013 and June 2014, respectively. Any such payments are not recoverable in the event of any failure to meet overall targets.

The fair value of the discounted contingent consideration liability was approximately $24.3 million as of July 2, 2011 and approximately $25.6 million as of December 31, 2011. The $1.2 million change in the fair value of the liability is reflected as $2.5 million in accretion expense and $1.3 million in accumulated other comprehensive income reflecting a favorable foreign currency translation adjustment. The Company determined the fair value of the contingent consideration based upon a probability-weighted discounted cash flow analysis. The Company will continue to revalue the contingent consideration at each reporting date.

The following table summarizes as of December 31, 2011, the maturity or expiration dates of mandatory contractual obligations and commitments for the following fiscal years:

(dollars in thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt	$ —	$ —	$ —	$236,000	$ —	$ —	$ 236,000
Interest on debt:							
Variable rate (a)	6,004	6,004	6,004	6,004	—	—	24,016
Operating leases (see Note 11 to the Consolidated Financial Statements)	84,171	78,967	70,682	58,249	49,853	163,657	505,579
Total financial obligations	90,175	84,971	76,686	300,253	49,853	163,657	765,595
Letters of credit	14,889	—	—	—	—	—	14,889
Purchase obligations (b)	509,958	—	—	—	—	—	509,958
Total financial obligations and commitments	$615,022	$84,971	$76,686	$300,253	$49,853	$163,657	$1,290,442

(a) Reflects estimated variable rate interest on obligations outstanding on our revolving credit facility as of December 31, 2011 using an interest rate of 2.54% (rate in effect at December 31, 2011).

(b) Unconditional purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. The purchase obligations category above relates to commitments for inventory purchases. Amounts reflected on the accompanying audited consolidated balance sheets in accounts payable or other current liabilities are excluded from the table above.

In addition to the total contractual obligations and commitments in the table above, we have post-retirement benefit obligations and reserves for uncertain tax positions, included in other current and other long-term liabilities as further described in Note 8 and Note 9, respectively, to the accompanying audited consolidated financial statements.

Based on our current outlook, we believe that cash generated from operations and available cash, together with amounts available under our revolving credit facility, will be adequate to meet our working capital needs and capital expenditure requirements for the foreseeable future, although no assurance can be given in this regard. We may, however, need to refinance all or a portion of the principal amount, if any, outstanding under our revolving credit facility on or before October 15, 2015.

EFFECTS OF INFLATION AND DEFLATION; OPERATING COSTS

The Company is subject to both inflationary and deflationary risks. With respect to inflation, the Company is experiencing higher product costs, driven by increases in underlying component costs, such as cotton, polyester, labor rates, fuel, and transportation costs. The Company expects product costs will remain at elevated levels for at least the first half of fiscal 2012. The Company's product costs have also been adversely impacted by the devaluation of the U.S. dollar relative to foreign currencies. These inflationary and currency risk factors have resulted in higher costs of goods sold and inventory values. Although we raised our selling prices on many of our products, we were unable to fully absorb these cost increases and our profitability was adversely impacted. We do not expect in the near term to be able to fully absorb these inflated costs and our profitability may continue to be adversely impacted.

In recent years, the Company has also experienced deflationary pressure on its selling prices, in part driven by intense price competition in the young children's apparel industry. In this environment there is a risk that customers will not accept our price increases. If the Company is unable to effectively raise selling prices to help offset higher production costs, the adverse effect on our profitability may be even greater than anticipated.

SEASONALITY

We experience seasonal fluctuations in our sales and profitability due to the timing of certain holidays and key retail shopping periods, generally resulting in lower sales and gross profit in the first half of our fiscal year. More of our consolidated net sales over the past five fiscal years, excluding the effect of the Acquisition, have typically been generated in the second half of our fiscal year (approximately 57%). Accordingly, our results of operations during the first half of the year may not be indicative of the results we expect for the full year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to the accompanying audited consolidated financial statements. The following discussion addresses our critical accounting policies and estimates, which are those policies that require management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Revenue recognition: We recognize wholesale and eCommerce revenue after shipment of products to customers, when title passes, when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectability is reasonably assured. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. In the normal course of business, we grant certain accommodations and allowances to our wholesale customers to assist these customers with inventory clearance or promotions. Such amounts are reflected as a reduction of net sales and are recorded based upon agreements with customers, historical trends, and annual forecasts. Retail store revenues are recognized at the point of sale. We reduce revenue for estimated customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and other actual and estimated deductions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectability. Our credit and collections department reviews all other balances regularly. Account balances are charged off against the allowance when we believe it is probable the receivable will not be recovered.

We contract with a third-party service to provide us with the fair value of cooperative advertising arrangements entered into with certain of our major wholesale customers. Such fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. In accordance with accounting guidance on consideration given by a vendor to a customer/reseller, we have included the fair value of these arrangements of approximately $3.6 million in fiscal 2011, $4.0 million in fiscal

2010, and $3.3 million in fiscal 2009 as a component of selling, general, and administrative expenses on the accompanying audited consolidated statement of operations rather than as a reduction of revenue. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of net sales.

Inventory: We provide reserves for slow-moving inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than we project, additional write-downs may be required.

Goodwill and tradename: As of December 31, 2011, we had approximately $188.7 million in Carter's and Bonnie Togs goodwill and $306.2 million of aggregate value related to the *Carter's, OshKosh,* and *Bonnie Togs* tradename assets. The fair value of the *Carter's* tradename was estimated using a discounted cash flow analysis at the time of the acquisition of Carter's, Inc. which was consummated on August 15, 2001. The particular discounted cash flow approach utilized the hypothetical cost savings that accrue as a result of our ownership of the tradename. The fair value of the *OshKosh* tradename was estimated at its acquisition date, July 14, 2005, using an identical discounted cash flow analysis. The *Carter's* and *OshKosh* tradenames were determined to have indefinite lives. The *Bonnie Togs* tradename was also estimated using an identical discounted cash flow analysis at the time of acquisition on June 30, 2011. The *Bonnie Togs* tradename was determined to have a definite life and is being amortized over two years.

The carrying values of the goodwill and indefinite lived tradename assets are subject to annual impairment reviews in accordance with accounting guidance on goodwill and other intangible assets, as of the last day of each fiscal year. Impairment reviews may also be triggered by any significant events or changes in circumstances affecting our business. Factors affecting such impairment reviews include the continued market acceptance of our offered products and the development of new products. We use discounted cash flow models to determine the fair value of these assets, using assumptions we believe hypothetical marketplace participants would use. For indefinite-lived intangible assets, if the carrying amount exceeds the fair value, an impairment charge is recognized in the amount equal to that excess.

We perform impairment tests of our goodwill at our reporting unit level, which is consistent with our operating segments. The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. We use discounted cash flow models to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those we believe hypothetical marketplace participants would use. If the fair value of a reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

A deterioration of macroeconomic conditions may not only negatively impact the estimated operating cash flows used in our cash flow models, but may also negatively impact other assumptions used in our analyses, including, but not limited to, the estimated cost of capital and/or discount rates. Additionally, as discussed above, in accordance with accounting guidance, we are required to ensure that assumptions used to determine fair value in our analyses are consistent with the assumptions a hypothetical marketplace participant would use. As a result, the cost of capital and/or discount rates used in our analyses may increase or decrease based on market conditions and trends, regardless of whether our actual cost of capital has changed. Therefore, we may recognize an impairment of an intangible asset or assets even though realized actual cash flows are approximately equal to or greater than our previously forecasted amounts.

Accrued expenses: Accrued expenses for workers' compensation, incentive compensation, health insurance, and other outstanding obligations are assessed based on actual commitments, statistical trends, and estimates based on projections and current expectations, and these estimates are updated periodically as additional information becomes available.

Loss contingencies: We record accruals for various contingencies including legal exposures as they arise in the normal course of business. In accordance with accounting guidance on contingencies, we determine whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Our assessment is developed in consultation with our internal and external counsel and other advisors and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which, by its nature is unpredictable. We believe that our assessment of the probability of loss contingencies is reasonable, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, our assessment may prove ultimately to be incorrect, which could materially impact our consolidated financial statements.

Accounting for income taxes: As part of the process of preparing the accompanying audited consolidated financial statements, we are required to estimate our actual current tax exposure (state, federal, and foreign). We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those uncertain tax positions where it is "more likely than not" that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not "more likely than not" that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest is also recognized. We also assess permanent and temporary differences resulting from differing bases and treatment of items for tax and accounting purposes, such as the carrying value of intangibles, deductibility of expenses, depreciation of property, plant, and equipment, stock-based compensation expense, and valuation of inventories. Temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if sufficient taxable income is not generated in future periods. To the extent we determine the need to establish a valuation allowance or increase such allowance in a period, we must include an expense within the tax provision in the accompanying audited consolidated statement of operations.

Foreign currency: The functional currency of the Company's foreign operations is the local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income within stockholders' equity.

Employee benefit plans: We sponsor a defined contribution plan, a frozen defined benefit pension plan and other unfunded post-retirement plans. The defined benefit pension and post-retirement plans require an actuarial valuation to determine plan obligations and related periodic costs. We use independent actuaries to assist with these calculations. Plan valuations require economic assumptions, including expected rates of return on plan assets, discount rates to value plan obligations, employee demographic assumptions including mortality rates, and changes in health care costs. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions. Actual results that differ from the actuarial assumptions are reflected as unrecognized gains and losses. Unrecognized gains and losses that exceed 10% of the greater of the plan's projected benefit obligations or market value of assets are amortized to earnings over the estimated service life of the remaining plan participants.

Significant assumptions used in valuing the Company's net obligation under its Oshkosh B'Gosh pension plan under which retirement benefits were frozen as of December 31, 2005 are expected long-term rates of return on plans assets and the discount rate used to determine the plan's projected benefit obligation. Expected long-term rates of return on plan assets were estimated to be 7.5% for the fiscal year ended December 31, 2011. Our strategy with regards to the investments in the pension plan is to earn a rate of return sufficient to fund all pension obligations as they arise. The long-term rate of return assumption considers current market trends, historical investment performance, and the portfolio mix of investments and has been set at 7.0% for fiscal 2012. The discount rate used to determine the plan's projected benefit obligation was 4.5% for the year ended December 31, 2011. This discount rate was used to calculate the present value of expected future cash flows for benefit payments. The rate used reflects the comparable long-term rate of return on a pool of high quality fixed income investments.

Any future obligations under our plan not funded from investment returns on plan assets will be funded from cash flows from operations. The assumptions used in computing our net pension expense and projected benefit obligations have a significant impact on the amounts recorded. A 0.25% change in the assumptions identified below would have had the following effects on the net pension expense and projected benefit obligation as of and for the year ended December 31, 2011.

	Increase		Decrease	
(dollars in millions)	**Discount rate**	**Return on plan assets**	**Discount rate**	**Return on plan assets**
Net pension expense	$(0.1)	$(0.1)	$0.1	$0.1
Projected benefit obligation	$(2.1)	$ —	$2.3	$ —

The most significant assumption used to determine the Company's projected benefit obligation under its post-retirement life and medical plan under which retirement benefits were frozen in 1991 is the discount rate used to determine the plan's projected benefit obligation. A 0.25% change in the assumed discount rate would result in an increase or decrease, as applicable, in the plan's projected benefit obligation of approximately $0.2 million.

See Note 8, "Employee Benefits Plans," to the accompanying audited consolidated financial statements for further details on rates and assumptions.

Stock-based compensation arrangements: The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of accounting guidance on share-based payments. The Company adopted this guidance using the modified prospective application method of transition. The Company uses the Black-Scholes option pricing model, which requires the use of subjective assumptions. These assumptions include the following:

Volatility—This is a measure of the amount by which a stock price has fluctuated or is expected to fluctuate. The Company uses actual monthly historical changes in the market value of our stock covering the expected life of stock options being valued. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate as of the grant date having a term equal to the expected term of the stock option. An increase in the risk-free interest rate will increase compensation expense.

Expected term—This is the period of time over which the stock options granted are expected to remain outstanding and is based on historical experience and estimated future exercise behavior. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. An increase in the expected term will increase compensation expense.

Dividend yield—The Company does not have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

Forfeitures—The Company estimates forfeitures of stock-based awards based on historical experience and expected future activity.

Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the accompanying audited consolidated statement of operations.

The Company accounts for its performance-based awards in accordance with accounting guidance on share-based payments and records stock-based compensation expense over the vesting term of the awards that are expected to vest based on whether it is probable that the performance criteria will be achieved. The Company reassesses the probability of vesting at each reporting period for awards with performance criteria and adjusts stock-based compensation expense based on its probability assessment.

FORWARD-LOOKING STATEMENTS

Statements contained herein that relate to our future performance, including, without limitation, statements with respect to our anticipated results of operations or level of business for fiscal 2012 or any other future period, are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on current expectations only and are subject to certain risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. These risks are described herein under the heading "Risk Factors" on page 8. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CURRENCY AND INTEREST RATE RISKS

In the operation of our business, we have market risk exposures including those related to foreign currency risk and interest rates. These risks and our strategies to manage our exposure to them are discussed below.

We contract for production with third parties primarily in Asia. While these contracts are stated in United States dollars, there can be no assurance that the cost for the future production of our products will not be affected by exchange rate fluctuations between the United States dollar and the local currencies of these contractors. Due to the number of currencies involved, we cannot quantify the potential impact of future currency fluctuations on net income (loss) in future years. In order to manage this risk, we source products from over 90 vendors in over 15 countries, providing us with flexibility in our production should significant fluctuations occur between the United States dollar and various local currencies. To date, such exchange fluctuations have not had a material impact on our financial condition or results of operations.

Transactions by our Canadian subsidiary may be denominated in a currency other than the entity's functional currency, which is the Canadian dollar. Fluctuations in exchange rates, primarily between the United States dollar and the Canadian dollar, may affect our results of operations, financial position, and cash flows. Our Canadian subsidiary employs foreign exchange contracts to hedge foreign currency exchange rate risk associated with the procurement of U.S. dollar denominated finished goods destined for the Canadian market. These foreign exchange contracts are marked to market at the end of each reporting period, which could result in earnings volatility.

Our operating results are subject to risk from interest rate fluctuations on our revolving credit facility, which carries variable interest rates. As of December 31, 2011, our outstanding variable rate debt aggregated approximately $236.0 million. An increase or decrease of 1% in the applicable rate would increase or decrease our annual interest cost by $2.4 million and could have an adverse effect on our net income (loss) and cash flow.

OTHER RISKS

We enter into various purchase order commitments with our suppliers. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation. As we rely exclusively on our full-package global sourcing network, we could incur more of these termination charges, which could increase our cost of goods sold and have a material impact on our business.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CARTER'S, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's of Carter's, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Carter's Inc. and its subsidiaries at December 31, 2011 and January 1, 2011 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Stamford, CT
February 29, 2012

CARTER'S, INC.
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except for share data)

	December 31, 2011	January 1, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 233,494	$ 247,382
Accounts receivable, net of reserve for doubtful accounts of $5,020 in fiscal 2011 and $3,251 in fiscal 2010	157,754	121,453
Finished goods inventories, net	347,215	298,509
Prepaid expenses and other current assets	18,519	17,372
Deferred income taxes	25,165	31,547
Total current assets	782,147	716,263
Property, plant, and equipment, net	122,346	94,968
Tradenames	306,176	305,733
Goodwill	188,679	136,570
Deferred debt issuance costs, net	2,624	3,332
Other intangible assets, net	258	—
Other assets	479	316
Total assets	$1,402,709	$1,257,182
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ —	$ —
Accounts payable	102,804	116,481
Other current liabilities	49,949	66,891
Total current liabilities	152,753	183,372
Long-term debt	236,000	236,000
Deferred income taxes	114,421	113,817
Other long-term liabilities	93,826	44,057
Total liabilities	597,000	577,246
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; par value $.01 per share; 100,000 shares authorized; none issued or outstanding at December 31, 2011 and January 1, 2011	—	—
Common stock, voting; par value $.01 per share; 150,000,000 shares authorized; 58,595,421 and 57,493,567 shares issued and outstanding at December 31, 2011 and January 1, 2011, respectively	586	575
Additional paid-in capital	231,738	210,600
Accumulated other comprehensive loss	(11,282)	(1,890)
Retained earnings	584,667	470,651
Total stockholders' equity	805,709	679,936
Total liabilities and stockholders' equity	$1,402,709	$1,257,182

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share data)

	For the fiscal years ended		
	December 31, 2011	January 1, 2011	January 2, 2010
Net sales	$2,109,734	$1,749,256	$1,589,677
Cost of goods sold	1,418,582	1,075,384	985,323
Gross profit	691,152	673,872	604,354
Selling, general, and administrative expenses	540,960	468,192	428,674
Investigation expenses	—	—	5,717
Workforce reduction, facility write-down, and closure costs	—	—	10,771
Royalty income	(37,274)	(37,576)	(36,421)
Operating income	187,466	243,256	195,613
Interest income	(386)	(575)	(219)
Interest expense	7,534	10,445	12,004
Foreign currency gain	(570)	—	—
Income before income taxes	180,888	233,386	183,828
Provision for income taxes	66,872	86,914	68,188
Net income	$ 114,016	$ 146,472	$ 115,640
Basic net income per common share (Note 2)	$ 1.96	$ 2.50	$ 2.03
Diluted net income per common share (Note 2)	$ 1.94	$ 2.46	$ 1.97

Form 10-K

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	For the fiscal years ended		
	December 31, 2011	January 1, 2011	January 2, 2010
Cash flows from operating activities:			
Net income	$ 114,016	$146,472	$115,640
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,548	31,727	32,274
Amortization of Bonnie Togs inventory step-up	6,672	—	—
Non-cash revaluation of contingent consideration	2,484	—	—
Amortization of *Bonnie Togs* tradename and non-compete agreements	187	—	—
Amortization of debt issuance costs	708	2,616	1,129
Non-cash stock-based compensation expense	9,644	7,303	6,775
Non-cash asset impairment and facility write-down charges	—	—	4,669
Loss (gain) on disposal/sale of property, plant, and equipment	139	(118)	(962)
Income tax benefit from stock-based compensation	(6,900)	(9,249)	(11,750)
Deferred income taxes	9,128	4,370	2,270
Effect of changes in operating assets and liabilities:			
Accounts receivable	(33,222)	(39,359)	3,358
Inventories	(20,571)	(84,509)	(10,514)
Prepaid expenses and other assets	(948)	(6,269)	(1,363)
Accounts payable	(18,745)	18,935	19,155
Other liabilities	(14,066)	13,902	28,178
Net cash provided by operating activities	81,074	85,821	188,859
Cash flows from investing activities:			
Capital expenditures	(45,495)	(39,782)	(33,600)
Acquisition of Bonnie Togs, net of cash acquired	(61,207)	—	—
Proceeds from sale of property, plant, and equipment	10	286	4,084
Net cash used in investing activities	(106,692)	(39,496)	(29,516)
Cash flows from financing activities:			
Payments on Term Loan	—	(334,523)	(3,503)
Proceeds from revolving credit facility	—	236,000	—
Payments of debt issuance costs	—	(3,479)	—
Repurchases of common stock	—	(50,000)	—
Income tax benefit from stock-based compensation	6,900	9,249	11,750
Withholdings from vesting of restricted stock	(2,181)	(927)	—
Proceeds from exercise of stock options	6,786	9,696	5,102
Net cash provided by (used in) financing activities	11,505	(133,984)	13,349
Effect of exchange rate changes on cash	225	—	—
Net (decrease) increase in cash and cash equivalents	(13,888)	(87,659)	172,692
Cash and cash equivalents at beginning of period	247,382	335,041	162,349
Cash and cash equivalents at end of period	$ 233,494	$247,382	$335,041

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(dollars in thousands, except for share data)

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balance at January 3, 2009	$563	$211,767	$ (7,318)	$208,539	$413,551
Income tax benefit from stock-based compensation		11,750			11,750
Exercise of stock options (1,528,096 shares)	15	5,087			5,102
Restricted stock activity	3	(3)			—
Stock-based compensation expense		6,012			6,012
Issuance of common stock (34,404 shares)		717			717
Comprehensive income:					
Net income				115,640	115,640
Unrealized gain on OshKosh defined benefit plan, net of tax of $1,349			2,309		2,309
Unrealized gain on Carter's post-retirement benefit obligation, net of tax of $100			131		131
Unrealized gain on interest rate swap, net of tax of $238			405		405
Realized gain on interest rate collar, net of tax of $216			407		407
Total comprehensive income	—	—	3,252	115,640	118,892
Balance at January 2, 2010	581	235,330	(4,066)	324,179	556,024
Income tax benefit from stock-based compensation		9,249			9,249
Exercise of stock options (1,326,099 shares)	13	9,683			9,696
Withholdings from vesting of restricted stock (31,004 shares)		(927)			(927)
Restricted stock activity	1	(1)			—
Stock-based compensation expense		6,396			6,396
Issuance of common stock (26,147 shares)		850			850
Repurchases of common stock (2,058,830 shares)	(20)	(49,980)			(50,000)
Comprehensive income:					
Net income				146,472	146,472
Unrealized gain on OshKosh defined benefit plan, net of tax of $620			1,137		1,137
Unrealized gain on Carter's post-retirement benefit obligation, net of tax of $100			185		185
Realized gain on interest rate swap, net of tax of $97			166		166
Unrealized gain on interest rate swap, net of tax of $378			688		688
Total comprehensive income	—	—	2,176	146,472	148,648
Balance at January 1, 2011	575	210,600	(1,890)	470,651	679,936
Income tax benefit from stock-based compensation		6,900			6,900
Exercise of stock options (821,336 shares)	8	6,778			6,786
Restricted stock activity	4	(4)			—
Stock-based compensation expense		8,474			8,474
Issuance of common stock (38,520 shares)		1,170			1,170
Withholdings from vesting of restricted stock (70,827 shares)	(1)	(2,180)			(2,181)
Comprehensive income (loss):					
Net income				114,016	114,016
Unrealized loss on OshKosh defined benefit plan, net of tax of $3,660			(6,206)		(6,206)
Unrealized loss on Carter's post-retirement benefit obligation, net of tax of $36			(62)		(62)
Cumulative foreign currency translation adjustments			(3,124)		(3,124)
Total comprehensive income (loss)	—	—	(9,392)	114,016	104,624
Balance at December 31, 2011	$586	$231,738	$(11,282)	$584,667	$805,709

The accompanying notes are an integral part of the consolidated financial statements

CARTER'S, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY:

Carter's, Inc. and its wholly owned subsidiaries (collectively, the "Company," "we," "us," "its," and "our") design, source, and market branded childrenswear under the *Carter's, Child of Mine, Just One You, Precious Firsts, OshKosh*, and other brands. Our products are sourced through contractual arrangements with manufacturers worldwide for wholesale distribution to major domestic and international retailers and for our 359 Carter's, 170 OshKosh, and 65 international retail stores that market our brand name merchandise and other licensed products manufactured by other companies.

On June 30, 2011, Northstar Canadian Operations Corp. ("Northstar"), a newly formed Canadian corporation and a wholly owned subsidiary of The William Carter Company (a wholly owned subsidiary of Carter's, Inc.), purchased all of the outstanding shares of capital stock of the entities comprising Bonnie Togs (the "Acquisition"), a Canadian specialty retailer focused exclusively on the children's apparel and accessories marketplace. Bonnie Togs sells products under the *Carter's* and *OshKosh* brands, as well as other brands. Prior to the Acquisition, Bonnie Togs was Carter's principal licensee in Canada since 2007 and was a significant international licensee of the Company.

As a result of the Acquisition, the Company reevaluated and realigned certain of its reportable segments, please see Note 15, "Segment Information."

Our audited consolidated balance sheet as of December 31, 2011 includes Bonnie Togs. The audited consolidated statement of operations for the fiscal year ended December 31, 2011 includes Bonnie Togs effective July 1, 2011.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

The accompanying audited consolidated financial statements include the accounts of Carter's, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

RECLASSIFICATIONS:

Certain prior year amounts have been reclassified for comparative purposes.

FISCAL YEAR:

Our fiscal year ends on the Saturday, in December or January, nearest the last day of December. The accompanying audited consolidated financial statements reflect our financial position as of December 31, 2011 and January 1, 2011 and results of operations for the fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010. The fiscal years ended December 31, 2011 (fiscal 2011), January 1, 2011 (fiscal 2010), and January 2, 2010 (fiscal 2009), each contain 52 weeks.

USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS:

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS:

The functional currency of the Company's foreign operations is the local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within the audited consolidated statements of changes in stockholders' equity.

The Company also recognizes gains and losses on transactions that are denominated in a currency other than the respective entity's functional currency. Foreign currency transaction gains and losses include the mark-to-market adjustment related to open foreign currency exchange contracts, amounts realized on the settlement of foreign currency exchange contracts, and intercompany loans with foreign subsidiaries that are of a short-term investment nature. Foreign currency transaction gains and losses are recognized in earnings and separately disclosed in the audited consolidated statements of operations.

CASH AND CASH EQUIVALENTS:

We consider all highly liquid investments that have original maturities of three months or less to be cash equivalents. Our cash and cash equivalents consist of deposit accounts and cash management funds invested in U.S. Treasury securities. We had cash deposits, in excess of deposit insurance limits, in two U.S. banks and one Canadian bank at December 31, 2011.

Form 10-K

ACCOUNTS RECEIVABLE:

Approximately 79.9% of our gross accounts receivable at December 31, 2011 and 82.9% at January 1, 2011 were from our ten largest wholesale customers. Of these customers, three had individual receivable balances in excess of 10% of our gross accounts receivable (but not more than 19%) at December 31, 2011. At January 1, 2011, four customers had individual receivable balances in excess of 10% of our gross accounts receivable (but not more than 17%). Sales to these customers represent 72.9% and 78.6% of total wholesale net sales for fiscal 2011 and fiscal 2010, respectively. In fiscal 2011, no one customer accounted for 10% or more of our consolidated net sales. In fiscal 2010, one customer accounted for approximately 10% of our consolidated net sales.

Components of accounts receivable as of December 31, 2011 and January 1, 2011 are as follows:

(dollars in thousands)	December 31, 2011	January 1, 2011
Trade receivables, net	$138,070	$107,804
Royalties receivable	9,224	9,531
Tenant allowances and other receivables	10,460	4,118
Total	$157,754	$121,453

INVENTORIES:

Inventories are stated at the lower of cost (first-in, first-out basis for wholesale inventory and average cost for retail inventories) or market. We provide reserves for slow-moving inventory equal to

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

PROPERTY, PLANT, AND EQUIPMENT:

Property, plant, and equipment are stated at cost, less accumulated depreciation and amortization. When fixed assets are sold or otherwise disposed of, the accounts are relieved of the original cost of the assets, and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. For financial reporting purposes, depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets as follows: buildings from 15 to 26 years and retail store fixtures, equipment, and computers from 3 to 10 years. Leasehold improvements and fixed assets purchased under capital leases, if any, are amortized over the lesser of the asset life or related lease term. We capitalize the cost of our fixtures designed and purchased for use at major wholesale accounts. The cost of these fixtures is amortized over a three-year period.

GOODWILL AND OTHER INTANGIBLE ASSETS:

In connection with the Acquisition, the Company recorded estimates of goodwill and other intangible assets including a *Bonnie Togs* tradename and non-compete agreements for certain executives of Bonnie Togs, in accordance with accounting guidance on business combinations.

Goodwill as of December 31, 2011, represents the excess of the cost of the acquisition of Carter's, Inc., which was consummated on August 15, 2001, and the acquisition of Bonnie Togs, which was consummated on June 30, 2011, over the fair value of the net assets acquired. Our goodwill is not deductible for tax purposes. The *OshKosh* tradename was recorded in connection with the acquisition of OshKosh on July 14, 2005 and adjusted in fiscal 2007 to reflect the impairment of the value. Our *Carter's* and *Bonnie Togs* goodwill and *Carter's* and *OshKosh* tradenames are deemed to have indefinite lives and are not being amortized. The *Bonnie Togs* tradename and non-compete agreements for certain executives have definite lives and are being amortized over two and four years, respectively.

The carrying values of the goodwill and tradename assets are subject to annual impairment reviews in accordance with accounting guidance on goodwill and other intangible assets, as of the last day of each fiscal year. Impairment reviews may also be triggered by any significant events or changes in circumstances affecting our business. Factors affecting such impairment reviews include the continued market acceptance of our offered products and the development of new products. Based upon our most recent assessment performed as of December 31, 2011, we determined that there is no impairment of our goodwill or tradename assets. We use discounted cash flow models to determine the fair value of these assets, using assumptions we believe hypothetical marketplace participants would use. For indefinite-lived intangible assets, if the carrying amount exceeds the fair value, an impairment charge is recognized in the amount equal to that excess.

We perform impairment tests of our goodwill at our reporting unit level. The goodwill impairment test consists of a two-step process, if necessary. The first step is to compare the fair value of a reporting unit to its carrying value, including goodwill. The assumptions used in these models are consistent with those we believe hypothetical marketplace participants would use. If the fair value of a reporting unit is less than its carrying value, the second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

amount of the reporting unit's goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

A deterioration of macroeconomic conditions may not only negatively impact the estimated operating cash flows used in our cash flow models, but may also negatively impact other assumptions used in our analyses, including, but not limited to, the estimated cost of capital and/or discount rates. Additionally, as discussed above, in accordance with accounting guidance, we are required to ensure that assumptions used to determine fair value in our analyses are consistent with the assumptions a hypothetical marketplace participant would use. As a result, the cost of capital and/or discount rates used in our analyses may increase or decrease based on market conditions and trends, regardless of whether our Company's actual cost of capital has changed. Therefore, our Company may recognize an impairment of an intangible asset or assets even though realized actual cash flows are approximately equal to or greater than our previously forecasted amounts.

The Company's intangible assets were as follows:

		Fiscal 2011			Fiscal 2010		
(dollars in thousands)	Weighted-average useful life	Gross amount	Accumulated amortization	Net amount	Gross amount	Accumulated amortization	Net amount
Carter's goodwill (1)	Indefinite	$136,570	$ —	$136,570	$136,570	$—	$136,570
Bonnie Togs goodwill (2)	Indefinite	$ 52,109	$ —	$ 52,109	$ —	$—	$ —
Carter's tradename	Indefinite	$220,233	$ —	$220,233	$220,233	$—	$220,233
OshKosh tradename	Indefinite	$ 85,500	$ —	$ 85,500	$ 85,500	$—	$ 85,500
Bonnie Togs tradename	2 years	$ 592	$150	$ 442	$ —	$—	$ —
Non-compete agreements	4 years	$ 295	$ 37	$ 258	$ —	$—	$ —

(1) $45.9 million of which relates to the Carter's wholesale segment, $82.0 million of which relates to the Carter's retail segment, and $8.6 million of which relates to the international segment. Please see Note 15, "Segment Information" for more information.

(2) Relates to the international segment.

The following is a reconciliation of Bonnie Togs intangible assets:

(dollars in thousands)	*Bonnie Togs* Goodwill	*Bonnie Togs* Tradename	Non-compete agreements
Gross Balance at June 30, 2011	$54,480	$623	$311
Purchase accounting adjustments	476	—	—
Foreign currency exchange adjustments	(2,847)	(31)	(16)
Gross Balance at December 31, 2011	$52,109	$592	$295

Amortization expense for intangible assets subject to amortization was approximately $0.2 million for the fiscal year ended December 31, 2011, $1.8 million for the fiscal year ended January 1, 2011, and $3.7 million for the fiscal year ended January 2, 2010.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

IMPAIRMENT OF OTHER LONG-LIVED ASSETS:

We review other long-lived assets, including property, plant, and equipment, and licensing agreements, for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management will determine whether there has been a permanent impairment on such assets held for use in the business by comparing anticipated undiscounted future cash flows from the use and eventual disposition of the asset or asset group to the carrying value of the asset. The amount of any resulting impairment will be calculated by comparing the carrying value to fair value, which may be estimated using the present value of the same cash flows. Long-lived assets that meet the definition of held for sale will be valued at the lower of carrying amount or fair value.

DEFERRED DEBT ISSUANCE COSTS:

Debt issuance costs are deferred and amortized to interest expense using the straight-line method, which approximates the effective interest method, over the life of the related debt. During the second quarter of fiscal 2010, the Company wrote off approximately $0.5 million of unamortized debt issuance costs related to the $100 million prepayment of a portion of its former term loan debt. On October 15, 2010, the Company entered into a $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. The revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the revolving credit facility (five years). Amortization approximated $0.7 million, $0.9 million (exclusive of $1.7 million related to prepayments), and $1.1 million for the fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010, respectively.

CASH FLOW HEDGES:

Our former senior credit facility required us to hedge at least 25% of our variable rate debt under this facility. The Company entered into interest rate swap agreements in order to hedge the risk of interest rate fluctuations. These interest rate swap agreements were designated as cash flow hedges of the variable interest payments on a portion of our variable rate former term loan debt. Our interest rate swap agreements were traded in the over-the-counter market. Fair values were based on quoted market prices for similar assets or liabilities or determined using inputs that use as their basis readily observable market data that are actively quoted and can be validated through external sources, including third-party pricing services, brokers, and market transactions.

In connection with the repayment of the Company's former term loan in fiscal 2010, the Company terminated its two remaining interest rate swap agreements totaling $100.0 million originally scheduled to mature in January 2011.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The unrealized gain related to the swap agreements, net of tax, was approximately $0.7 million for the fiscal year ended January 1, 2011 and $0.4 million for the fiscal year ended January 2, 2010. The realized gain related to the swap agreements, net of tax, was approximately $0.2 million for the fiscal year ended January 1, 2011. These unrealized gains and losses and realized gain, net of tax, are included within accumulated other comprehensive (loss) income on the accompanying audited consolidated balance sheets. In fiscal 2010 and 2009, we recorded $1.7 million and $2.5 million, respectively, in interest expense related to the swap agreements.

On May 25, 2006, we entered into an interest rate collar agreement (the "collar") with a LIBOR floor of 4.3% and a ceiling of 5.5%. The collar covered $100 million of our variable rate former term loan debt and was designated as a cash flow hedge of the variable interest payments on such debt. The collar matured on January 31, 2009. For the fiscal year ended January 2, 2010, the Company realized a gain of approximately $0.4 million, net of taxes, related to the collar and are included within accumulated other comprehensive (loss) income on the accompanying audited consolidated balance sheets. In fiscal 2009, we recorded $0.5 million in interest expense related to the collar.

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME:

Accumulated other comprehensive (loss) income, shown as a component of stockholders' equity on the accompanying audited consolidated balance sheets, reflects adjustments to the Company's defined benefit and post-retirement plan assets and liabilities as of the end of the year, and the gains and losses and prior service costs or credits, net of tax, that arise during the period but that are not recognized as components of net periodic benefit cost pursuant to accounting guidance on pensions and post-retirement benefits. Accumulated other comprehensive (loss) income also includes cumulative translation adjustments related to the translation of Company's foreign results. The functional currency of the Company's foreign operations is the local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. Included in accumulated other comprehensive (loss) income are realized gains and unrealized gains or losses on the Company's interest rate swap and collar agreements, net of taxes, which are not included in the determination of net income. These realized gains and unrealized gains and losses are recorded directly into accumulated other comprehensive (loss) income and are referred to as comprehensive (loss) income items.

Accumulated other comprehensive (loss) income is summarized as follows:

(dollars in thousands)	Pension/ post-retirement liability adjustment	Cumulative Translation Adjustment	Derivative hedging adjustment	Accumulated other comprehensive income
Balance at January 3, 2009	$(5,652)	$ —	$(1,666)	$ (7,318)
Current year change	2,440	—	812	3,252
Balance at January 2, 2010	(3,212)	—	(854)	(4,066)
Current year change	1,322	—	854	2,176
Balance at January 1, 2011	(1,890)	—	—	(1,890)
Current year change	(6,268)	(3,124)	—	(9,392)
Balance at December 31, 2011	$(8,158)	$(3,124)	$ —	$(11,282)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

As of December 31, 2011, other accumulated comprehensive (loss) income for the pension/post-retirement liability adjustment are net of tax benefit of $3.7 million.

REVENUE RECOGNITION:

Revenues consist of sales to customers, net of returns, accommodations, allowances, deductions, and cooperative advertising. We consider revenue realized or realizable and earned when the product has been shipped, when title passes, when all risks and rewards of ownership have transferred, the sales price is fixed or determinable, and collectability is reasonably assured. In certain cases, in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. In the normal course of business, we grant certain accommodations and allowances to our wholesale domestic and international customers. We provide accommodations and allowances to our major wholesale customers in order to assist these customers with inventory clearance and promotions. Such amounts are reflected as a reduction of net sales and are recorded based on agreements with customers, historical trends, and annual forecasts. Retail store revenues are recognized at the point of sale. We reduce revenue for customer returns and deductions. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make payments and other actual and estimated deductions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance could be required. Past due balances over 90 days are reviewed individually for collectability. Our credit and collections department reviews all other balances regularly. Account balances are charged off against the allowance when we feel it is probable the receivable will not be recovered.

We contract with a third-party service to provide us with the fair value of cooperative advertising arrangements entered into with certain of our major wholesale customers. Such fair value is determined based upon, among other factors, comparable market analysis for similar advertisements. In accordance with accounting guidance on consideration given by a vendor to a customer/reseller, we have included the fair value of these arrangements of approximately $3.6 million in fiscal 2011, $4.0 million in fiscal 2010, and $3.3 million in fiscal 2009 as a component of selling, general, and administrative expenses on the accompanying audited consolidated statement of operations rather than as a reduction of revenue. Amounts determined to be in excess of the fair value of these arrangements are recorded as a reduction of net sales.

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS:

Shipping and handling costs include related labor costs, third-party shipping costs, shipping supplies, and certain distribution overhead. Such costs are generally absorbed by us and are included in selling, general, and administrative expenses. These costs amounted to approximately $45.2 million for fiscal 2011, $33.3 million for fiscal 2010, and $31.9 million for fiscal 2009.

With respect to the freight component of our shipping and handling costs, certain customers arrange for shipping and pay the related freight costs directly to third parties. However, in the event that we arrange and pay the freight for these customers and bill them for this service, such amounts billed are included in revenue and the related cost is charged to cost of goods sold. In addition, shipping and handling costs billed to our eCommerce customers are included in revenue and the related cost is charged to cost of goods sold. For fiscal years 2011, 2010, and 2009, the Company billed customers approximately $5.3 million, $1.5 million, and $0.1 million, respectively.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

ROYALTIES AND LICENSE FEES:

We license the *Carter's, Just One You, Precious Firsts, Child of Mine, OshKosh B'gosh*, *OshKosh*, and *Genuine Kids from OshKosh* trademarks to other companies for use on baby and young children's products, including bedding, outerwear, sleepwear, shoes, underwear, socks, room décor, toys, stationery, hair accessories, furniture, gear and related products. These royalties are recorded as earned, based upon the sales of licensed products by our licensees and reported as royalty income in the statement of operations.

STOCK-BASED COMPENSATION ARRANGEMENTS:

In accordance with the fair value recognition provisions of accounting guidance on share-based payments, the Company recognizes stock-based compensation expense for its share-based payments based on the fair value of the awards at the grant date.

We determine the fair value of stock options using the Black-Scholes option pricing model, which requires the use of the following subjective assumptions:

Volatility—This is a measure of the amount by which a stock price has fluctuated or is expected to fluctuate. The Company uses actual monthly historical changes in the market value of our stock covering the expected life of options being valued. An increase in the expected volatility will increase stock-based compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate as of the grant date having a term equal to the expected term of the stock option. An increase in the risk-free interest rate will increase stock-based compensation expense.

Expected term—This is the period of time over which the stock options granted are expected to remain outstanding and is based on historical experience and estimated future exercise behavior. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. An increase in the expected term will increase stock-based compensation expense.

Dividend yield—The Company does not have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease stock-based compensation expense.

Forfeitures—The Company estimates forfeitures of stock-based awards based on historical experience and expected future activity.

Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the accompanying audited consolidated statements of operations.

The Company accounts for its performance-based awards in accordance with accounting guidance on share-based payments and records stock-based compensation expense over the vesting term of the awards that are expected to vest based on whether it is probable that the performance criteria will be achieved. The Company reassesses the probability of vesting at each reporting period for awards with performance criteria and adjusts stock-based compensation expense based on its probability assessment.

The fair value of restricted stock is determined based on the quoted closing price of our common stock on the date of grant.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

INCOME TAXES:

The accompanying audited consolidated financial statements reflect current and deferred tax provisions. The deferred tax provision is determined under the liability method. Deferred tax assets and liabilities are recognized based on differences between the book and tax bases of assets and liabilities using presently enacted tax rates. Valuation allowances are established when it is "more likely than not" that a deferred tax asset will not be recovered. The provision for income taxes is generally the sum of the amount of income taxes paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year, the net change during the year in our deferred tax assets and liabilities, and the net change during the year in any valuation allowances.

We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting dates. For those uncertain tax positions where it is "more likely than not" that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not "more likely than not" that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. Where applicable, associated interest is also recognized and recorded in interest expense.

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest paid in cash approximated $7.0 million for the fiscal year ended December 31, 2011, $7.8 million for the fiscal year ended January 1, 2011, and $10.5 million for the fiscal year ended January 2, 2010. Income taxes paid in cash approximated $61.6 million for the fiscal year ended December 31, 2011, $71.7 million for the fiscal year ended January 1, 2011, and $54.6 million for the fiscal year ended January 2, 2010.

EARNINGS PER SHARE:

The Company calculates basic and diluted net income per common share in accordance with accounting guidance which requires earnings per share to be calculated pursuant to the two-class method for unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid).

Basic net income per share is calculated by dividing net income for the period by the weighted-average common shares outstanding for the period. Diluted net income per share includes the effect of dilutive instruments, such as stock options and restricted stock awards, and uses the average share price for the period in determining the number of shares that are to be added to the weighted-average number of shares outstanding.

For the fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010, antidilutive shares of 935,050, 599,000, and 1,035,500 respectively, were excluded from the computations of diluted earnings per share.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The following is a reconciliation of basic common shares outstanding to diluted common and common equivalent shares outstanding:

	For the fiscal years ended		
	December 31, 2011	January 1, 2011	January 2, 2010
Weighted-average number of common and common equivalent shares outstanding:			
Basic number of common shares outstanding	57,513,748	58,135,868	56,653,460
Dilutive effect of unvested restricted stock	129,262	117,708	119,886
Dilutive effect of stock options	571,907	762,473	1,574,378
Diluted number of common and common equivalent shares outstanding	58,214,917	59,016,049	58,347,724
Basic net income per common share:			
Net income	$114,016,000	$146,472,000	$115,640,000
Income allocated to participating securities	(1,210,944)	(1,202,948)	(910,980)
Net income available to common shareholders	$112,805,056	$145,269,052	$114,729,020
Basic net income per common share	$ 1.96	$ 2.50	$ 2.03
Diluted net income per common share:			
Net income	$114,016,000	$146,472,000	$115,640,000
Income allocated to participating securities	(1,199,147)	(1,187,501)	(886,537)
Net income available to common shareholders	$112,816,853	$145,284,499	$114,753,463
Diluted net income per common share	$ 1.94	$ 2.46	$ 1.97

EMPLOYEE BENEFIT PLANS:

The Company accounts for its employee benefit plans in accordance with accounting guidance on defined benefit pension and other post-retirement plans which requires an employer to recognize the over-funded or under-funded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability on its balance sheet. It also requires an employer to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification 715-30. These costs are then subsequently recognized as components of net periodic benefit cost in the consolidated statement of operations.

We adjusted accumulated other comprehensive (loss) income related to the Company's post-retirement benefit obligations by approximately $98,000, or $62,000, net of tax, in fiscal 2011, $0.3 million, or $0.2 million, net of tax, in fiscal 2010, and $0.2 million, or $0.1 million, net of tax, in fiscal 2009 to reflect changes in underlying assumptions including projected claims and population. In addition, the Company recorded an unrealized loss of $9.9 million, or $6.2 million, net of tax, in fiscal 2011, an unrealized gain of $1.8 million, or $1.1 million, net of tax, in fiscal 2010, and an unrealized gain of $3.7 million, or $2.3 million, net of tax, during fiscal 2009 to the OshKosh pension plan asset

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

and accumulated other comprehensive (loss) income to reflect changes in the funded status of this plan.

RECENT ACCOUNTING PRONOUNCEMENTS:

In May 2011, the FASB issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the intent about the application of existing fair value measurements and disclosures, while other amendments change a principle or requirement for fair value measurements or disclosures. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

In June 2011, the FASB issued guidance to amend the presentation of comprehensive income to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for interim and annual periods beginning after December 15, 2011, and is to be applied retrospectively. The Company will include such disclosures in our first quarter of fiscal 2012 quarterly report.

In September 2011, the FASB issued new guidance on testing goodwill for impairment. This guidance gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This guidance is effective for fiscal years beginning after December 15, 2011. The Company does not believe the adoption of this guidance will have a material impact on its consolidated financial statements.

NOTE 3—ACQUISITION OF BONNIE TOGS:

As noted above, on June 30, 2011, Northstar purchased all of the outstanding shares of capital stock of Bonnie Togs for total consideration of up to CAD $95 million, of which USD $61.2 million was paid in cash at closing. Such payment is subject to post-closing adjustments, which we expect to be finalized in the first quarter of fiscal 2012. The sellers may also be paid contingent consideration ranging from zero to CAD $35 million if the Canadian business meets certain earnings targets for the period beginning July 1, 2011 and ending on June 27, 2015. Sellers may receive a portion of the contingent consideration of up to CAD $25 million if interim earnings targets are met through June 2013 and June 2014, respectively. Any such payments are not recoverable by the Company in the event of any failure to meet overall targets.

NOTE 3—ACQUISITION OF BONNIE TOGS: (Continued)

As of July 2, 2011, the Company had a discounted contingent consideration liability of approximately $24.3 million based upon the high probability that Bonnie Togs will attain its earnings targets. The fair value of the discounted contingent consideration liability as of December 31, 2011 was approximately $25.6 million and is included in other long-term liabilities on the accompanying audited consolidated balance sheet. The $1.2 million change in the fair value of the liability is reflected as $2.5 million in accretion expense and $1.3 million in other comprehensive income resulting from a favorable foreign currency translation adjustment. The Company determined the fair value of the contingent consideration based upon a probability-weighted discounted cash flow analysis. The Company will continue to revalue the contingent consideration at each reporting date.

The following table summarizes the fair values of the assets acquired and liabilities assumed at June 30, 2011, the date of the Acquisition:

(U.S. dollars in thousands)	
Current assets	$ 40,668
Property, plant, and equipment	13,485
Bonnie Togs Goodwill	54,982
Bonnie Togs tradename	623
Non-compete agreements	311
Total assets acquired	110,069
Current liabilities	18,231
Non-current liabilities	6,693
Total liabilities assumed	24,924
Net assets acquired	$ 85,145

In connection with the Acquisition, the Company recorded total acquired intangible assets of approximately $55.9 million, including $55.0 million of Bonnie Togs goodwill, $0.6 million related to the *Bonnie Togs* tradename (life of two years), and $0.3 million related to non-compete agreements for certain executives (life of four years).

The following unaudited pro forma summary presents information as if Bonnie Togs had been acquired at the beginning of the periods presented with financing obtained as described above and assumes that there were no other changes in our operations. The pro forma information does not necessarily reflect the actual results that would have occurred had the Company been combined during the periods presented, nor is it necessarily indicative of the future results of operations of the combined companies.

	For the fiscal year ended	
(dollars in thousands, except share data)	December 31, 2011	January 1, 2011
Pro forma net sales	$2,156,000	$1,840,000
Pro forma net income	$ 121,000	$ 150,000
Pro forma basic earnings per share	$ 2.09	$ 2.55
Pro forma diluted earnings per share	$ 2.07	$ 2.51

NOTE 3—ACQUISITION OF BONNIE TOGS: (Continued)

Included in the pro forma results shown above for the fiscal year ended January 1, 2011, is a pre-tax charge of $6.7 million related to the amortization of the step-up of acquired Bonnie Togs inventory to fair value.

Included in our results for fiscal 2011, was Bonnie Togs net sales of $76.6 million and net income of $3.8 million for the period from July 1, 2011 through December 31, 2011.

NOTE 4—PROPERTY, PLANT, AND EQUIPMENT:

Property, plant, and equipment consisted of the following:

(dollars in thousands)	December 31, 2011	January 1, 2011
Retail store fixtures, equipment, and computers	$ 166,574	$ 146,013
Land, buildings, and improvements	96,770	66,099
Marketing fixtures	15,351	19,679
Construction in progress	11,705	5,264
	290,400	237,055
Accumulated depreciation and amortization	(168,054)	(142,087)
Total	$ 122,346	$ 94,968

Depreciation and amortization expense was approximately $32.5 million for the fiscal year ended December 31, 2011, $30.0 million for the fiscal year ended January 1, 2011, and $28.6 million for the fiscal year ended January 2, 2010.

NOTE 5—LONG-TERM DEBT:

Long-term debt consisted of the following:

(dollars in thousands)	December 31, 2011	January 1, 2011
Revolving credit facility	$236,000	$236,000
Current maturities	—	—
Total long-term debt	$236,000	$236,000

On October 15, 2010, the Company entered into a $375 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) revolving credit facility with Bank of America as sole lead arranger and administrative agent, JP Morgan Chase Bank as syndication agent, and other financial institutions. This revolving credit facility was immediately drawn upon to pay off the Company's former term loan of $232.2 million and pay transaction fees and expenses of $3.8 million, leaving approximately $130 million available under the revolver for future borrowings (net of letters of credit of approximately $8.6 million). In connection with the repayment of the Company's former term loan, in the fourth quarter of fiscal 2010 the Company wrote off approximately $1.2 million in unamortized debt issuance costs. In addition, in connection with the revolving credit facility, the Company recorded $3.5 million of debt issuance costs to be amortized over the term of the revolving credit facility (five years). On December 22, 2011, the Company and lenders amended and restated the

NOTE 5—LONG-TERM DEBT: (Continued)

revolving credit facility to, among other things, provide a U.S. dollar revolving facility of $340 million ($130 million sub-limit for letters of credit and a swing line sub-limit of $40 million) and a $35 million multicurrency revolving facility ($15 million sub-limit for letters of credit and a swing line sub-limit of $5 million), which is available for borrowings by either The William Carter Company ("TWCC") or our Canadian subsidiary, in U.S. dollars or Canadian dollars. The term of the revolving credit facility expires October 15, 2015. At December 31, 2011, we had approximately $236.0 million in revolver borrowings (fair value approximates book value), exclusive of $14.9 million of outstanding letters of credit, at an effective interest rate of 2.5%.

The revolving credit facility provides for two pricing options for U.S. dollar facility revolving loans: (i) revolving loans on which interest is payable quarterly at a base rate equal to the highest of (x) the Federal Funds Rate plus ½ of 1%, (y) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A. as its prime rate, or (z) the Eurodollar Rate plus 1%, plus, in each case, an applicable margin initially equal to 1.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 1.00% to 1.50% and (ii) revolving loans on which interest accrues for one, two, three, six or if, generally available, nine or twelve month interest periods (but is payable not less frequently than every three months) at a rate of interest per annum equal to an adjusted British Bankers Association LIBOR rate, plus an applicable margin initially equal to 2.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 2.00% to 2.50%.

The revolving credit facility also provides for two pricing options for multicurrency facility revolving loans denominated in U.S. dollars: (i) revolving loans on which interest is payable quarterly at a base rate equal to the highest of (x) the Federal Funds Rate plus ½ of 1%, (y) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A., Canada Branch in Toronto as its reference rate for loans in U.S. dollars to its Canadian borrowers, or (z) the Eurodollar Rate plus 1%, plus, in each case, an applicable margin initially equal to 1.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 1.00% to 1.50% and (ii) revolving loans on which interest accrues for one, two, three, six or if, generally available, nine or twelve month interest periods (but is payable not less frequently than every three months) at a rate of interest per annum equal to an adjusted British Bankers Association LIBOR rate, plus an applicable margin initially equal to 2.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 2.00% to 2.50%.

In addition, the revolving credit facility provides for two pricing options for multicurrency facility revolving loans denominated in Canadian dollars: (i) revolving loans on which interest is payable quarterly at a base rate equal to the highest of (x) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A., Canada Branch in Toronto as its prime rate for loans in Canadian Dollars to Canadian Borrowers and (y) the rate of interest in effect for such day for Canadian dollar bankers' acceptances having a term of one month that appears on the Reuters Screen CDOR Page plus ½ of 1%, plus, in each case, an applicable margin initially equal to 1.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 1.00% to 1.50%, and (ii) revolving loans on which interest accrues for one, two, three, six or if, generally available, nine or twelve month interest periods (but is payable not less frequently than every three months) at a rate of interest per annum equal to an adjusted British Bankers Association LIBOR rate, plus an applicable margin initially equal to 2.25%, which may be adjusted based upon a leverage-based pricing grid ranging from 2.00% to 2.50%. Amounts outstanding under the revolving credit facility currently accrue interest at a LIBOR rate plus 2.25%.

NOTE 5—LONG-TERM DEBT: (Continued)

The revolving credit facility contains and defines financial covenants, including a lease adjusted leverage ratio (defined as, with certain adjustments, the ratio of the Company's consolidated indebtedness plus six times rent expense to consolidated net income before interest, taxes, depreciation, amortization, and rent expense ("EBITDAR")) to exceed (x) if such period ends on or before December 31, 2014, 3.75:1.00 and (y) if such period ends after December 31, 2014, 3.50:1.00; and consolidated fixed charge coverage ratio (defined as, with certain adjustments, the ratio of consolidated EBITDAR to consolidated fixed charges (defined as interest plus rent expense)), for any such period to be less than 2.75:1.00. As of December 31, 2011, the Company believes it was in compliance with its financial debt covenants.

Provisions in our senior credit facility currently restrict the ability of our operating subsidiary, TWCC, from paying cash dividends to our parent company, Carter's, Inc., in excess of $15.0 million unless TWCC and its consolidated subsidiaries meet certain leverage ratio and minimum availability requirements under the credit facility, which materially restricts Carter's, Inc. from paying cash dividends on our common stock. We do not anticipate paying cash dividends on our common stock in the foreseeable future but intend to retain future earnings, if any, for reinvestment in the future operation and expansion of our business and related development activities. Any future decision to pay cash dividends will be at the discretion of our Board of Directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements, and any other factors as our Board of Directors deems relevant.

On November 17, 2009, the Company obtained a waiver to its former senior credit facility which waived defaults resulting from the untimely filing of the Company's third quarter of fiscal 2009 financial statements and the restatement of prior period financial statements. The waiver resulted in a fee of approximately $450,000 and required the Company to deliver to the lenders the restatement of prior period financial statements and the third quarter of fiscal 2009 financial statements by January 15, 2010. The Company complied with the terms of the waiver. The Company's third quarter of fiscal 2009 financial statements and the prior period restated financial statements were filed with the Securities and Exchange Commission on January 15, 2010. The Company complied with the terms of the waiver and was in compliance with its debt covenants as of January 15, 2010.

The former senior credit facility required us to hedge at least 25% of our variable rate debt under the former term loan. The Company historically entered into interest rate swap agreements to hedge the risk of interest rate fluctuations. These interest rate swap agreements were designated as cash flow hedges of the variable interest payments on a portion of our variable rate former term loan debt. In connection with the repayment of the Company's former term loan in October 2010, the Company terminated its two remaining interest rate swap agreements totaling $100.0 million originally scheduled to mature in January 2011. During fiscal 2010 and 2009, we recorded approximately $1.7 million and $2.5 million, respectively, in interest expense related to our swap agreements.

On May 25, 2006, we entered into an interest rate collar agreement with a floor of 4.3% and a ceiling of 5.5%. The collar covered $100 million of our variable rate former term loan debt and was designated as a cash flow hedge of the variable interest payments on such debt. The collar matured on January 31, 2009. In fiscal 2009, we recorded $0.5 million in interest expense related to the collar.

NOTE 6—COMMON STOCK:

As of December 31, 2011, the total amount of Carter's, Inc.'s authorized capital stock consisted of 150,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2011, 58,595,421 shares of common stock and no shares of preferred stock were outstanding.

During fiscal 2011, the Company issued 38,520 shares of common stock at a fair market value of $30.38, to its non-management board members and recognized approximately $1.2 million in stock-based compensation expense. During fiscal 2010, the Company issued 24,032 and 2,115 shares of common stock at a fair market value of $33.29 and $23.65, respectively, to its non-management board members and recognized approximately $850,000 in stock-based compensation expense. During fiscal 2009, we issued 33,656 and 748 shares of common stock at a fair market value of $20.80 and $22.29, respectively, to its non-management board members and recognized $720,000 in stock-based compensation expense. We received no proceeds from the issuance of these shares.

During fiscal 2007, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company was authorized to purchase up to $100 million of its outstanding common shares. During fiscal 2010, the Company's Board of Directors approved a share repurchase authorization, pursuant to which the Company is authorized to purchase up to an additional $100 million of its outstanding common shares. As of August 13, 2010, the Company had repurchased outstanding shares in the amount totaling the entire $100 million authorized by the Board of Directors on February 16, 2007.

The Company did not repurchase any shares of its common stock during fiscal 2011 and fiscal 2009 pursuant to any repurchase authorization. During fiscal 2010, the Company repurchased and retired 2,058,830 shares, or approximately $50.0 million, of its common stock at an average price of $24.29 per share. Since inception of the repurchase program and through fiscal 2011, the Company repurchased and retired 6,658,410 shares, or approximately $141.1 million, of its common stock at an average price of $21.19 per share. We have reduced common stock by the par value of such shares repurchased and have deducted the remaining excess repurchase price over par value from additional paid-in capital. Future repurchases may occur from time to time in the open market, in negotiated transactions, or otherwise. The timing and amount of any repurchases will be determined by the Company's management, based on its evaluation of market conditions, share price, other investment priorities, and other factors.

The issued and outstanding shares of common stock are validly issued, fully paid, and nonassessable. Holders of our common stock are entitled to share equally, share for share, if dividends are declared on our common stock, whether payable in cash, property, or our securities. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution, or winding up of our Company, the holders of common stock are entitled to share equally, share for share, in our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting. Except as otherwise required by law or the certificate of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of stockholders.

NOTE 7—STOCK-BASED COMPENSATION:

Our Board of Directors may issue preferred stock from time to time. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares, and to change the number of shares constituting any series and to provide for or change the voting powers, designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights, and liquidation preferences of the shares constituting any series of the preferred stock, in each case without any further action or vote by the shareholders.

Under the Company's Amended and Restated Equity Incentive Plan (the "Plan"), the compensation committee of our Board of Directors may award incentive stock options (ISOs and non-ISOs), stock appreciation rights (SARs), restricted stock, unrestricted stock, stock deliverable on a deferred basis (including restricted stock units), and performance-based stock awards intended to help defray the cost of awards.

At the Company's May 13, 2011 shareholders' meeting, the shareholders approved a proposal to amend the Plan to (i) increase the maximum number of shares of stock available under the existing Plan by 3,725,000 shares from 12,053,392 shares to 15,778,392 shares and (ii) eliminating the Company's ability to grant cash awards and provide tax gross-ups under the Plan. As of December 31, 2011, there are 4,084,290 shares available for grant under the Plan. The Plan makes provision for the treatment of awards upon termination of service or in the case of a merger or similar corporate transaction. Participation in the Plan is limited to Directors and those key employees selected by the compensation committee.

The limit on shares available under the Plan, the individual limits, and other award terms are subject to adjustment to reflect stock splits or stock dividends, combinations, and certain other events. All stock options issued under the Plan expire no later than ten years from the date of grant. The Company believes that the current level of authorized shares is sufficient to satisfy future option exercises.

Stock options issued prior to May 12, 2005 vested in equal annual installments over a five-year period. Stock options granted on and subsequent to May 12, 2005 vest in equal annual installments over a three- or four-year period.

In accordance with accounting guidance on share-based payments, the Company has recorded stock-based compensation expense (as a component of selling, general, and administrative expenses) in the amount of approximately $9.6 million, $7.3 million, and $6.8 million related to stock awards for the fiscal years ended December 31, 2011, January 1, 2011, and January 2, 2010, respectively.

NOTE 7—STOCK-BASED COMPENSATION: (Continued)

Stock Options

A summary of stock option activity under the Plan (in number of shares that may be purchased) is as follows for the fiscal year ended December 31, 2011:

	Stock options	Weighted-average exercise price per share	Weighted-average grant-date fair value
Outstanding, January 1, 2011	2,471,486	$16.75	$ 7.17
Granted	467,200	$29.08	$11.85
Exercised	(821,336)	$ 8.26	$ 3.52
Forfeited	(108,450)	$23.83	$10.01
Expired	(16,200)	$33.42	$14.69
Outstanding, December 31, 2011	1,992,700	$22.62	$ 9.55
Exercisable, December 31, 2011	1,045,638	$19.53	$ 8.46

During fiscal 2011, the Company granted 467,200 stock options. In connection with these grants of stock options, the Company recognized approximately $931,000 in stock-based compensation expense during the fiscal year ended December 31, 2011.

A summary of stock options outstanding and exercisable at December 31, 2011 is as follows:

	Outstanding				Exercisable			
Range of exercise prices	Number	Weighted-average remaining contractual life	Weighted-average exercise price	Weighted-average grant-date fair value	Number	Weighted-average remaining contractual life	Weighted-average exercise price	Weighted-average grant-date fair value
$ 3 - $ 7	75,000	1.31	$ 6.14	$ 4.25	75,000	1.31	$ 6.14	$ 4.25
$13 - $ 19	761,200	5.38	$16.57	$ 6.99	539,450	4.77	$16.13	$ 6.84
$20 - $ 25	234,100	5.64	$22.67	$ 9.37	215,288	5.43	$22.67	$ 9.41
$26 - $29.5	739,400	8.28	$28.11	$11.94	140,250	6.99	$27.54	$11.92
$30 - $ 40	183,000	7.24	$32.26	$12.98	75,650	4.22	$33.31	$15.11
	1,992,700	6.51	$22.62	$ 9.55	1,045,638	4.91	$19.53	$ 8.46

At December 31, 2011, the aggregate intrinsic value of all outstanding stock options was approximately $34.3 million and the aggregate intrinsic value of currently exercisable stock options was approximately $21.2 million. The intrinsic value of stock options exercised during the fiscal year ended December 31, 2011 was approximately $18.9 million. At December 31, 2011, the total estimated compensation cost related to non-vested stock options not yet recognized was approximately $7.1 million with a weighted-average expense recognition period of 2.59 years.

NOTE 7—STOCK-BASED COMPENSATION: (Continued)

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following weighted-average assumptions used for grants issued:

	For the fiscal years ended		
	December 31, 2011	January 1, 2011	January 2, 2010
Volatility	34.98%	34.57%	35.75%
Risk-free interest rate	2.62%	3.02%	2.54%
Expected term (years)	6.7	7.0	7.0
Dividend yield	—	—	—
Grant-date fair value	$11.85	$11.80	$ 7.78

Restricted Stock Awards

Restricted stock and restricted stock units (collectively, "restricted stock awards") issued under the Plan vest based upon continued service or performance targets. The fair value of restricted stock awards is determined based on the quoted closing price of our common stock on the date of grant. Restricted stock awards vest in equal annual installments or cliff vest after a three- or four-year period.

The following table summarizes our restricted stock award activity during the fiscal year ended December 31, 2011:

	Restricted stock awards	Weighted-average grant-date fair value
Outstanding, January 1, 2011	481,413	$22.21
Granted	391,000	$28.85
Vested	(200,537)	$20.82
Forfeited	(54,475)	$25.00
Outstanding, December 31, 2011	617,401	$26.63

During the fiscal year ended December 31, 2011, the Company granted 391,000 shares of restricted stock to employees. Stock-based compensation expense recorded during the fiscal year ended December 31, 2011 for all restricted stock awards totaled approximately $4.9 million. The total amount of estimated compensation expense related to unvested restricted stock awards is approximately $12.0 million as of December 31, 2011.

During the fiscal year ended January 3, 2009, the Company granted our Chief Executive Officer 75,000 shares of performance-based restricted stock at a fair market value of $17.92. As of December 31, 2011, the performance targets were met and 75% of this grant has vested. Vesting of the remaining unvested restricted shares is contingent upon continued employment through fiscal 2012.

During the fiscal year ended December 31, 2011, the Company granted our Chief Executive Officer 80,000 performance-based restricted shares at a fair market value of $28.39. Vesting of these shares is contingent upon meeting specific performance targets through fiscal 2014. Currently, the Company believes that these targets will be achieved and, accordingly, we will continue to record

NOTE 7—STOCK-BASED COMPENSATION: (Continued)

compensation expense until the restricted shares vest or the Company's assessment of achievement of the performance criteria changes.

Unrecognized stock-based compensation expense related to outstanding unvested stock options and unvested restricted stock awards are expected to be recorded as follows:

(dollars in thousands)	Stock options	Restricted stock awards	Total
2012	$3,103	$ 4,877	$ 7,980
2013	2,389	3,859	6,248
2014	1,390	2,728	4,118
2015	245	513	758
Total	$7,127	$11,977	$19,104

NOTE 8—EMPLOYEE BENEFIT PLANS:

Under a defined benefit plan frozen in 1991, we offer a comprehensive post-retirement medical plan to current and certain future retirees and their spouses until they become eligible for Medicare or a Medicare Supplement Plan. We also offer life insurance to current and certain future retirees. Employee contributions are required as a condition of participation for both medical benefits and life insurance.

The following is a reconciliation of the Accumulated Post-Retirement Benefit Obligation ("APBO") under this plan:

	For the fiscal years ended	
(dollars in thousands)	December 31, 2011	January 1, 2011
Benefit Obligation (APBO) at beginning of period	$7,405	$8,045
Service cost	130	73
Interest cost	390	426
Actuarial loss (gain)	49	(607)
Plan participants' contribution	43	—
Benefits paid	(682)	(532)
APBO at end of period	$7,335	$7,405

Our contribution for these post-retirement benefit obligations was $639,000 in fiscal 2011, $532,000 in fiscal 2010, and $484,000 in fiscal 2009. We expect that our contribution and benefit payments for post-retirement benefit obligations each year from fiscal 2012 through fiscal 2016 will be approximately $600,000. We do not pre-fund this plan and as a result there are no plan assets. The measurement date used to determine the post-retirement benefit obligations is as of the end of the fiscal year.

Form 10-K

NOTE 8—EMPLOYEE BENEFIT PLANS: (Continued)

Post-retirement benefit obligations under the plan are measured on a discounted basis at an assumed discount rate. The discount rate used at December 31, 2011 was determined with primary consideration given to the Citigroup Pension Discount and Liability index adjusted for the timing of expected plan distributions. We believe this index reflects a risk-free rate with maturities that are comparable to the timing of the expected payments under the plan. The discount rate used at January 1, 2011 was determined with consideration given to the Citigroup Pension Discount and Liability index, as well as the Moody's Aa Corporate Bond rate, and the Barclay Capital Aggregate Bond index, adjusted for the timing of expected plan distributions. The discount rates used in determining the APBO were as follows:

	December 31, 2011	January 1, 2011
Discount rates	4.0%	5.5%

In conjunction with the closure of our Barnesville, Georgia distribution facility (as discussed in Note 16), the Company experienced a partial plan curtailment in fiscal 2009 for its post-retirement medical plan for future retirees working in the facility prior to the plan becoming frozen in 1991. In conjunction with this partial curtailment, a curtailment gain of $0.6 million has been recognized as income in the fiscal year ended January 2, 2010.

The components of post-retirement benefit expense charged to operations are as follows:

	For the fiscal years ended		
(dollars in thousands)	December 31, 2011	January 1, 2011	January 2, 2010
Service cost—benefits attributed to service during the period	$130	$ 73	$ 91
Interest cost on accumulated post-retirement benefit obligation	390	426	452
Amortization of net actuarial gain	(49)	(22)	(27)
Curtailment gain	—	—	(579)
Total net periodic post-retirement benefit cost (gain)	$471	$477	$ (63)

The discount rates used in determining the net periodic post-retirement benefit costs were as follows:

	For the fiscal years ended		
	December 31, 2011	January 1, 2011	January 2, 2010
Discount rates	5.5%	5.5%	5.5%

The effects on our plan of all future increases in health care costs are borne primarily by employees; accordingly, increasing medical costs are not expected to have any material effect on our future financial results.

NOTE 8—EMPLOYEE BENEFIT PLANS: (Continued)

We have an obligation under a defined benefit plan covering certain former officers and their spouses. At December 31, 2011 and January 1, 2011, the present value of the estimated remaining payments under this plan was approximately $0.6 million and is included in other current and long-term liabilities in the accompanying audited consolidated balance sheets.

The retirement benefits under the OshKosh B'Gosh pension plan were frozen as of December 31, 2005. The Company's investment strategy is to invest in a well diversified portfolio consisting of 12-14 mutual funds or group annuity contracts that minimize concentration of risks by utilizing a variety of asset types, fund strategies, and fund managers. The target allocation for plan assets is 50% equity securities, 42% intermediate term debt securities, and 8% real estate investments.

Equity securities primarily include funds invested in large-cap and mid-cap companies, primarily located in the United States, with up to 5% of the plan assets invested in international equities. Fixed income securities include funds holding corporate bonds of companies from diverse industries, and U.S. Treasuries. Real estate funds include investments in actively managed commercial real estate projects located in the United States.

The fair value hierarchy for disclosure of fair value measurements is as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — Inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

NOTE 8—EMPLOYEE BENEFIT PLANS: (Continued)

The fair value of the Company's pension plan assets at December 31, 2011 and January 1, 2011 by asset category were as follows:

(dollars in thousands) Asset Category	December 31, 2011 Total	December 31, 2011 Quoted prices in active markets for identical assets (level 1)	December 31, 2011 Significant observable inputs (level 2)	January 1, 2011 Total	January 1, 2011 Quoted prices in active markets for identical assets (level 1)	January 1, 2011 Significant observable inputs (level 2)
Cash and cash equivalents	$ 97	$ —	$ 97	$ 90	$ —	$ 90
Equity Securities:						
U.S. Large-Cap (a)	9,752	4,889	4,863	11,217	7,485	3,732
U.S. Large-Cap growth	4,883	4,883	—	3,748	3,748	—
U.S. Mid-Cap blend	2,265	—	2,265	2,306	—	2,306
U.S. Small-Cap blend	2,247	2,247	—	2,280	2,280	—
International blend	2,114	2,114	—	2,161	2,161	—
Fixed income securities:						
Corporate bonds (b)	17,548	17,548	—	17,684	17,684	—
Real estate (c)	3,564	3,564	—	3,632	1,164	2,468
	$42,470	$35,245	$7,225	$43,118	$34,522	$ 8,596

(a) This category comprises low-cost equity index funds not actively managed that track the S&P 500.

(b) This category invests in both U.S. Treasuries and mid-term corporate debt from U.S. issuers from diverse industries.

(c) This category invests in active management of U.S. commercial real estate projects.

During fiscal 2011 and 2010, the Company reinvested approximately $2.6 million and $10.2 million, respectively, of Level 2 investments into Level 1 mutual funds to further diversify its investment portfolio and limit its investment in group annuity contracts.

Pension liabilities are measured on a discounted basis at an assumed discount rate. The discount rate used at December 31, 2011 and January 1, 2011 was determined with consideration given to Citigroup Pension Discount and Liability index, the Barclay Capital Aggregate Bond index, and the Moody's Aa Corporate Bond rate, adjusted for the timing of expected plan distributions. We believe these indexes reflect a risk-free rate with maturities that are comparable to the timing of the expected payments under the plan. The expected long-term rate of return assumption considers historic returns adjusted for changes in overall economic conditions that may affect future returns and a weighting of each investment class. The actuarial computations utilized the following assumptions, using year-end measurement dates:

Benefit obligation	2011	2010
Discount rate	4.5%	5.5%

Net periodic pension cost	2011	2010	2009
Discount rate	5.5%	5.5%	5.5%
Expected long-term rate of return on assets	7.5%	7.5%	8.0%

NOTE 8—EMPLOYEE BENEFIT PLANS: (Continued)

The net periodic pension (benefit) cost included in the statement of operations was comprised of:

(dollars in thousands)	For the fiscal years ended December 31, 2011	January 1, 2011	January 2, 2010
Interest cost	$ 2,454	$ 2,392	$ 2,270
Expected return on plan assets	(3,112)	(2,875)	(2,612)
Recognized actuarial loss (gain)	1	135	411
Net periodic pension (benefit) cost	$ (657)	$ (348)	$ 69

A reconciliation of changes in the projected pension benefit obligation and plan assets is as follows:

(dollars in thousands)	For the fiscal years ended December 31, 2011	January 1, 2011
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 45,367	$44,109
Interest cost	2,454	2,392
Actuarial loss	7,656	299
Benefits paid	(1,549)	(1,433)
Projected benefit obligation at end of year	$ 53,928	$45,367
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 43,118	$39,754
Actual return on plan assets	901	4,797
Benefits paid	(1,549)	(1,433)
Fair value of plan assets at end of year	$ 42,470	$43,118
Unfunded status:		
Accrued benefit cost	$(11,458)	$(2,249)

NOTE 8—EMPLOYEE BENEFIT PLANS: (Continued)

A pension liability of approximately $11.5 million and $2.2 million is included in other long-term liabilities in the accompanying audited consolidated balance sheet for fiscal 2011 and 2010, respectively. We do not expect to make any contributions to the OshKosh defined benefit plan during fiscal 2012 as the plan's funding exceeds the minimum funding requirements.

The Company currently expects benefit payments for its defined benefit pension plans as follows for the next ten fiscal years.

(dollars in thousands) Fiscal Year	
2012	$ 1,740
2013	$ 1,540
2014	$ 1,450
2015	$ 1,720
2016	$ 1,910
2017-2021	$12,990

We also sponsor a defined contribution plan within the United States. This plan covers employees who are at least 21 years of age and have completed three months of service, during which at least 250 hours were served. The plan provides for a discretionary employer match. Prior to April 2009, the plan provided for an employer match amounting to 100% on the first 3% employee contribution and 50% on the next 2% employee contribution. The Company's expense for the defined contribution plan totaled approximately $4.6 million for the fiscal year ended December 31, 2011, $4.3 million for the fiscal year ended January 1, 2011, and $1.8 million for the fiscal year ended January 2, 2010.

NOTE 9—INCOME TAXES:

The provision for income taxes consisted of the following:

	For the fiscal years ended		
(dollars in thousands)	December 31, 2011	January 1, 2011	January 2, 2010
Current tax provision:			
Federal	$48,141	$74,310	$57,740
State	4,550	7,332	7,453
Foreign	5,053	902	725
Total current provision	57,744	82,544	65,918
Deferred tax provision (benefit):			
Federal	10,511	3,751	1,831
State	309	619	439
Foreign	(1,692)	—	—
Total deferred provision	9,128	4,370	2,270
Total provision	$66,872	$86,914	$68,188

The foreign portion of the current tax position relates to Canadian income taxes on our Canadian operations, subsequent to the Acquisition, and foreign tax withholdings related to our foreign royalty

NOTE 9—INCOME TAXES: (Continued)

income. Of the $180.9 million of consolidated income before income taxes for fiscal 2011, $6.2 million is attributable to foreign income before taxes generated from our Canadian operations subsequent to the Acquisition and $174.7 million is attributable to domestic income before income taxes. There was no income or loss before taxes attributable to foreign income for the fiscal years ended January 1, 2011 and January 2, 2010.

The difference between our effective income tax rate and the federal statutory tax rate is reconciled below:

	For the fiscal years ended		
	December 31, 2011	January 1, 2011	January 2, 2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	2.6	2.6	2.9
Impact of foreign operations	(0.3)	—	—
Settlement of uncertain tax positions	(1.0)	(0.4)	(0.8)
Acquisition expenses	0.7	—	—
Total	37.0%	37.2%	37.1%

The Company and its subsidiaries file income tax returns in the United States and in various states and local jurisdictions. The Company's Canadian subsidiary, will file income tax returns in Canada and various Canadian provinces. The Internal Revenue Service completed its income tax audit for fiscal 2009 during fiscal 2011. The Company successfully reached a settlement on this audit without making a payment of additional tax. In most cases, the Company is no longer subject to state and local tax authority examinations for years prior to fiscal 2007.

Form 10-K

NOTE 9—INCOME TAXES: (Continued)

In accordance with accounting guidance on uncertain tax positions, the following is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(dollars in thousands)	
Balance at January 3, 2009	$ 7,274
Additions based on tax positions related to fiscal 2009	2,002
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(402)
Reductions for prior year tax settlements	(1,143)
Balance at January 2, 2010	7,731
Additions based on tax positions related to fiscal 2010	2,150
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(1,200)
Reductions for prior year tax settlements	—
Balance at January 1, 2011	8,681
Additions based on tax positions related to fiscal 2011	2,100
Reductions for prior year tax positions	—
Reductions for lapse of statute of limitations	(1,727)
Reductions for prior year tax settlements	(709)
Balance at December 31, 2011	$ 8,345

During fiscal 2011, we recognized approximately $0.7 million in tax benefits consisting of $0.4 million related to the completion of the Internal Revenue Service audit for fiscal 2009 and approximately $0.3 million related to various state audit settlements. During fiscal 2010, we did not reach any audit settlements. During fiscal 2009, we recognized approximately $1.1 million in tax benefits due to the completion of the Internal Revenue Service audit for fiscal 2006 and 2007.

During the fiscal 2011, 2010, and 2009, we recognized tax benefits of approximately $1.7 million, $1.2 million, and $0.4 million, respectively, relating to reserves for which various state statutes of limitations expired.

All of the Company's reserve for unrecognized tax benefits as of December 31, 2011, if ultimately recognized, will impact the Company's effective tax rate in the period settled. The Company has recorded tax positions for which the ultimate deductibility is certain, but for which there is uncertainty about the timing of such deductions. Because of deferred tax accounting, changes in the timing of these deductions would not impact the annual effective tax rate, but would accelerate the payment of cash to the taxing authorities.

Included in the reserves for unrecognized tax benefits are approximately $2.0 million of reserves for which the statute of limitations is expected to expire within the next fiscal year. If these tax benefits are ultimately recognized, such recognition, net of federal income taxes, may impact our annual effective tax rate for fiscal 2012 and the effective tax rate in the quarter in which the benefits are recognized.

We recognize interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of income tax expense. During the fiscal

NOTE 9—INCOME TAXES: (Continued)

year ended December 31, 2011, the Company recognized a net reduction of interest expense of approximately $0.1 million, primarily related to unrecognized tax positions offset by the expiration of various state statutes of limitations and audit settlements. During the fiscal year ended January 1, 2011, the Company recognized a nominal amount of interest expense consisting of interest expense on unrecognized positions offset by the expiration of various state statutes of limitations. During the fiscal year ended January 2, 2010, the Company recognized a net reduction in interest expense of approximately $0.1 million, primarily related to the successful resolution of the Internal Revenue Service audit for fiscal 2006 and 2007 in addition to the settlement of tax positions due to the expiration of the applicable statute of limitations. The Company had approximately $0.5 million and $0.6 million of interest accrued as of December 31, 2011 and January 1, 2011, respectively.

Components of deferred tax assets and liabilities were as follows:

(dollars in thousands)	December 31, 2011	January 1, 2011
	Assets (Liabilities)	
Deferred tax assets:		
Accounts receivable allowance	$ 5,611	$ 8,664
Inventory	8,979	7,988
Accrued liabilities	5,834	10,024
Equity-based compensation	7,197	6,416
Deferred employee benefits	7,610	4,101
Deferred rent	11,765	6,137
Other	4,306	4,241
Total deferred tax assets	$ 51,302	$ 47,571
Deferred tax liabilities:		
Depreciation	$ (23,892)	$ (14,074)
Tradename and licensing agreements	(113,976)	(113,891)
Other	(2,690)	(1,876)
Total deferred tax liabilities	$(140,558)	$(129,841)

The net deferred tax liability is classified on our accompanying audited consolidated balance sheets as follows:

(dollars in thousands)	December 31, 2011	January 1, 2011
	Assets (Liabilities)	
Current net deferred tax asset	$ 25,165	$ 31,547
Non-current net deferred tax liability	(114,421)	(113,817)
Total deferred tax liability	$ (89,256)	$ (82,270)

NOTE 9—INCOME TAXES: (Continued)

We have not provided deferred taxes on undistributed earnings from our Canadian subsidiary, as the Company anticipates that these earnings will be reinvested indefinitely. Undistributed earnings from our Canadian subsidiary at December 31, 2011, amounted to approximately $6.2 million. These earnings have been reinvested in Canadian operations and we currently do not plan to initiate any action that would result in these earnings being repatriated to the U.S. Because of the availability of foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

NOTE 10—FAIR VALUE MEASUREMENTS:

The Company accounts for its fair value measurements in accordance with accounting guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value hierarchy for disclosure of fair value measurements is as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — Inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

	December 31, 2011			January 1, 2011		
(dollars in millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets						
Investments	$ 50.2	$ —	$ —	$226.5	$ —	$ —
Foreign exchange forward contracts	0.6	—	—	—	—	—
Liabilities						
Revolving credit facility	236.0	—	—	—	—	—
Contingent consideration	—	—	25.6	—	—	—

At December 31, 2011, we had approximately $50.2 million of cash invested in money market deposit accounts.

At January 1, 2011, we had approximately $151.5 million of cash invested in money market deposit accounts and $75.0 million in U.S. Treasury bills.

On June 22, 2011, as part of the Acquisition, the Company entered into a forward foreign currency exchange contract to reduce its risk from exchange rate fluctuations on the purchase price of Bonnie Togs. The contract was settled on June 30, 2011 and a gain of $0.2 million was recognized in earnings. During fiscal 2011, the Company also recorded a $1.8 million gain on the mark-to-market of open foreign currency exchange contracts, a $0.4 million loss on settled foreign exchange contracts, and a $1.0 million loss on the remeasurement of Bonnie Togs' foreign denominated payables.

In connection with the Acquisition, the Company acquired open forward foreign exchange contracts which were undesignated hedges used to reduce its risk from cash flows associated with U.S.

NOTE 10—FAIR VALUE MEASUREMENTS: (Continued)

dollar denominated inventory purchases. As part of its overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, primarily exposure to changes in the value of the U.S. dollar in relation to the Canadian dollar, the Company hedges a portion of its foreign currency exposures anticipated over the ensuing twelve-month period. The Company uses foreign exchange contracts that generally have maturities of up to 12 months to provide continuing coverage throughout the hedging period.

As of December 31, 2011, the Company had contracts for the purchase of $24.5 million of U.S. dollars at fixed rates. The fair value of these forward contracts was an asset of $0.6 million. The Company accounts for these foreign exchange contracts as undesignated positions in accordance with accounting standards on derivatives and hedging. As such, these positions are marked to fair value through earnings at each reporting date.

As of December 31, 2011, the fair value of the Company's outstanding borrowings under the revolving credit facility of $236.0 million approximates book value.

The fair value of the discounted contingent consideration liability was approximately $25.6 million as of December 31, 2011. The $1.2 million change in fair value during fiscal 2011, reflects accretion expense of approximately $2.5 million partially offset by $1.3 million in accumulated other comprehensive income reflecting a favorable foreign currency translation adjustment. The Company determined the fair value of the contingent consideration based upon a probability-weighted discounted cash flow analysis.

The fair value of our derivative instruments in our accompanying audited consolidated balance sheets were as follows:

	Asset Derivatives		Liability Derivatives	
(dollars in millions)	Balance sheet location	Fair value	Balance sheet location	Fair value
December 31, 2011	Prepaid expenses and other current assets	$0.6	Other current liabilities	$ —
January 1, 2011	Prepaid expenses and other current assets	$ —	Other current liabilities	$ —

The effect of derivative instruments designated as cash flow hedges on our accompanying audited consolidated financial statements were as follows:

	For the fiscal years ended			
	December 31, 2011		January 1, 2011	
(dollars in thousands)	Amount of gain (loss) recognized in accumulated other comprehensive income (loss) on effective hedges	Amount of gain (loss) reclassified from accumulated other comprehensive income (loss) into interest expense	Amount of gain (loss) recognized in accumulated other comprehensive income (loss) on effective hedges	Amount of gain (loss) reclassified from accumulated other comprehensive income (loss) into interest expense
Interest rate hedge agreements	$ —	$ —	$ 3,042	$(1,713)

NOTE 10—FAIR VALUE MEASUREMENTS: (Continued)

The effect of undesignated derivative instruments on our accompanying audited consolidated financial statements was as follows:

(dollars in millions)	Gains recognized in earnings for the fiscal years ended December 31, 2011	January 1, 2011
Foreign exchange forward contract	$1.6	$—

NOTE 11—LEASE COMMITMENTS:

Rent expense under operating leases was approximately $84.6 million for the fiscal year ended December 31, 2011, $70.1 million for the fiscal year ended January 1, 2011, and $65.2 million for the fiscal year ended January 2, 2010.

Minimum annual rental commitments under current noncancellable operating leases as of December 31, 2011 were as follows:

(dollars in thousands) Fiscal Year	Buildings (primarily retail stores)	Distribution center equipment	Data processing equipment	Transportation equipment	Total noncancellable leases
2012	$ 82,003	$387	$1,719	$ 62	$ 84,171
2013	77,861	38	1,021	46	78,966
2014	69,934	15	708	25	70,682
2015	58,008	—	222	20	58,250
2016	49,715	—	118	20	49,853
Thereafter	163,631	—	—	26	163,657
Total	$501,152	$440	$3,788	$199	$505,579

We currently operate 529 leased retail stores located primarily in outlet and strip centers across the United States, having an average size of approximately 4,600 square feet. In addition, we operate 65 leased retail stores in Canada, having an average size of approximately 5,500 square feet. Generally, the majority of our leases have an average term of approximately ten years.

In accordance with accounting guidance on leases, we review all of our leases to determine whether they qualify as operating or capital leases. As of December 31, 2011, all of our leases are classified as operating. Leasehold improvements are amortized over the lesser of the useful life of the asset or current lease term. We account for free rent periods and scheduled rent increases on a straight-line basis over the lease term. Landlord allowances and incentives are recorded as deferred rent and are amortized as a reduction to rent expense over the lease term.

NOTE 12—COMMITMENTS AND CONTINGENCIES:

A shareholder class action lawsuit was filed on September 19, 2008 in the United States District Court for the Northern District of Georgia entitled Plymouth County Retirement System v. Carter's, Inc., No. 1:08-CV-02940-JOF (the "Plymouth Action"). The Amended Complaint filed on May 12, 2009 in the Plymouth Action asserted claims under Sections 10(b), 20(a), and 20A of the 1934 Securities Exchange Act, and alleged that between February 1, 2006 and July 24, 2007, the Company and certain current and former executives made material misrepresentations to investors regarding the successful integration of OshKosh into the Company's business, and that the share price of the Company's stock later fell when the market learned that the integration had not been as successful as represented. Defendants in the Plymouth Action filed a motion to dismiss the Amended Complaint for failure to state a claim under the federal securities laws on July 17, 2009, and briefing of that motion was complete on October 22, 2009.

A separate shareholder class action lawsuit was filed on November 17, 2009 in the United States District Court for the Northern District of Georgia entitled Mylroie v. Carter's, Inc., No. 1:09-CV-3196-JOF (the "Mylroie Action"). The initial Complaint in the Mylroie Action asserted claims under Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and alleged that between April 27, 2004 and November 10, 2009, the Company and certain current and former executives made material misstatements to investors regarding the Company's accounting for discounts offered to some wholesale customers. The Court consolidated the Plymouth Action and the Mylroie Action on November 24, 2009 (the "Consolidated Action"). On March 15, 2010, the plaintiffs in the Consolidated Action filed their amended and consolidated complaint. The Company filed a motion to dismiss on April 30, 2010, and briefing of the motion was complete on July 23, 2010.

On March 16, 2011, the United States District Court for the Northern District of Georgia granted without prejudice the Company's motion to dismiss all of the claims in the amended and consolidated complaint in the Consolidated Action for failure to state a claim under the federal securities laws. The plaintiffs filed a second amended and consolidated complaint on July 20, 2011. On December 21, 2011, the Company reached an agreement to settle the Consolidated Action for an amount which has been paid by the Company's insurance providers. The settlement agreement includes no admission of liability or wrongdoing by the Company or by any other defendants and provides for a full and complete release of all related claims that were or could have been brought against the Company, its subsidiaries, and any and all current and former directors, officers, and employees of the Company and its subsidiaries. On January 19, 2012, the Court granted preliminary approval of the settlement and ordered that notice be provided to the proposed settlement class (as defined in the settlement agreement). The Court has scheduled a hearing for May 31, 2012 to determine whether the settlement will receive final approval.

A shareholder derivative lawsuit was filed on May 25, 2010 in the Superior Court of Fulton County, Georgia, entitled Alvarado v. Bloom, No. 2010-cv-186118 (the "Alvarado Action"). The Complaint in the Alvarado Action alleged, among other things, that certain current and former directors and executives of the Company breached their fiduciary duties to the Company in connection with the Company's accounting for discounts offered to some wholesale customers. The Company was named solely as a nominal defendant against whom the plaintiff sought no recovery. Pursuant to an agreement among the parties, on February 22, 2012 the parties filed a joint stipulation to dismiss the Alvarado Action without prejudice, which the Court granted later that same day.

NOTE 12—COMMITMENTS AND CONTINGENCIES: (Continued)

We are subject to various federal, state, and local laws that govern activities or operations that may have adverse environmental effects. Noncompliance with these laws and regulations can result in significant liabilities, penalties, and costs. From time to time, our operations have resulted or may result in noncompliance with or liability pursuant to environmental laws. Generally, compliance with environmental laws has not had a material impact on our operations, but there can be no assurance that future compliance with such laws will not have a material adverse effect on our operations.

We also have other commitments and contingent liabilities related to legal proceedings, self-insurance programs, and matters arising out of the normal course of business. We accrue contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then we accrue the minimum amount. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the Company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a significant impact on the Company's reported results of operations in any given period.

As of December 31, 2011, we have entered into various purchase order commitments with our suppliers for merchandise for resale that approximates $510.0 million. We can cancel these arrangements, although in some instances, we may be subject to a termination charge reflecting a percentage of work performed prior to cancellation.

NOTE 13—OTHER CURRENT LIABILITIES:

Other current liabilities consisted of the following:

(dollars in thousands)	December 31, 2011	January 1, 2011
Accrued bonuses and incentive compensation	$ 9,417	$20,681
Accrued workers' compensation	6,059	7,515
Accrued sales and use taxes	5,232	3,896
Accrued salaries and wages	5,150	3,933
Accrued gift certificates	4,992	3,227
Accrued 401(k)	4,600	4,330
Other current liabilities	14,499	23,309
Total	$49,949	$66,891

NOTE 14—VALUATION AND QUALIFYING ACCOUNTS:

Information regarding accounts receivable reserves is as follows:

(dollars in thousands)	Accounts receivable reserves	Sales returns reserves
Balance, January 3, 2009	$ 5,017	$ 150
Additions, charged to expense	1,492	971
Charges to reserve	(4,293)	(721)
Balance, January 2, 2010	2,216	400
Additions, charged to expense	5,163	268
Charges to reserve	(4,528)	(268)
Balance, January 1, 2011	2,851	400
Additions, charged to expense	7,227	1,121
Charges to reserve	(5,458)	(1,121)
Balance, December 31, 2011	$ 4,620	$ 400

NOTE 15—SEGMENT INFORMATION:

We report segment information in accordance with accounting guidance on segment reporting, which requires segment information to be disclosed based upon a "management approach." The management approach refers to the internal reporting that is used by management for making operating decisions and assessing the performance of our reportable segments. We report our corporate expenses and acquisition-related expenses separately as they are not included in the internal measures of segment operating performance used by the Company in order to measure the underlying performance of our reportable segments.

Segment results include the direct costs of each segment and all other costs are allocated based upon detailed estimates and analysis of actual time and expenses incurred to support the operations of each segment or units produced or sourced to support each segment's revenue. Certain costs, including incentive compensation for certain employees, and various other general corporate costs that are not specifically allocable to our segments, are included in corporate expenses below. Intersegment sales and transfers are recorded at cost and are treated as a transfer of inventory. The accounting policies of the segments are the same as those described in Note 2 to the consolidated financial statements.

In light of the Acquisition, the Company reevaluated and realigned certain of its reportable segments. As a result, the Company's reportable segments include a new international segment reflecting our new Canadian operations, our existing international wholesale business, and royalty income from our international licensees. In addition, the Company combined its historical mass channel segments with its wholesale segments. The Company believes these changes in segment reporting better reflect how its five business segments, Carter's wholesale, Carter's retail, OshKosh retail, OshKosh wholesale, and international, are managed and how each segment's performance is evaluated. Effective October 1, 2011, the Company changed its segment presentation to reflect this new structure, and recast all prior periods presented to conform to the new presentation.

NOTE 15—SEGMENT INFORMATION: (Continued)

The table below presents certain segment information for the periods indicated:

(dollars in thousands)	For the fiscal years end December 31, 2011	% of Total	January 1, 2011	% of Total	January 2, 2010	% of Total
Net sales:						
Carter's Wholesale	$ 939,115	44.5%	$ 827,815	47.3%	$ 742,224	46.7%
Carter's Retail (a)	671,590	31.8%	546,233	31.2%	489,740	30.8%
Total Carter's	1,610,705	76.3%	1,374,048	78.5%	1,231,964	77.5%
OshKosh Retail (a)	280,900	13.3%	264,887	15.2%	257,289	16.2%
OshKosh Wholesale	81,888	3.9%	75,484	4.3%	72,448	4.5%
Total OshKosh	362,788	17.2%	340,371	19.5%	329,737	20.7%
International (b)	136,241	6.5%	34,837	2.0%	27,976	1.8%
Total net sales	$ 2,109,734	100.0%	$1,749,256	100.0%	$1,589,677	100.0%
		% of segment net sales		% of segment net sales		% of segment net sales
Operating income (loss):						
Carter's Wholesale	$ 119,682	12.7%	$ 152,281	18.4%	$ 137,119	18.5%
Carter's Retail (a)	105,818	15.8%	113,277	20.7%	96,320	19.7%
Total Carter's	225,500	14.0%	265,558	19.3%	233,439	18.9%
OshKosh Retail (a)	(9,469)	(3.4)%	19,356	7.3%	22,561	8.8%
OshKosh Wholesale	(1,490)	(1.8)%	3,863	5.1%	5,276	7.3%
Total OshKosh	(10,959)	(3.0)%	23,219	6.8%	27,837	8.4%
International (b)	27,251 (c)	20.0%	16,925	48.6%	11,393	40.7%
Segment operating income	241,792	11.5%	305,702	17.5%	272,669	17.2%
Corporate expenses (d)	(54,326)(e)	(2.6)%	(62,446)	(3.6)%	(77,056) (f)	(4.8)%
Total operating income	$ 187,466	8.9%	$ 243,256	13.9%	$ 195,613	12.3%

(a) Includes eCommerce results.

(b) Net sales include international retail and wholesale sales. Operating income includes international licensing income.

(c) Includes $6.7 million related to the amortization of the fair value step-up for Bonnie Togs inventory acquired and a $2.5 million charge associated with the revaluation of the Company's contingent consideration.

(d) Corporate expenses generally include expenses related to incentive compensation, stock-based compensation, executive management, severance and relocation, finance, building occupancy, information technology, certain legal fees, consulting, and audit fees.

NOTE 15—SEGMENT INFORMATION: (Continued)

(e) Includes $3.0 million of professional service fees associated with the Acquisition for the fiscal year ended December 31, 2011.

(f) Includes $11.7 million related to the closures of our Barnesville, Georgia and White House, Tennessee facilities, write-down of the White House, Tennessee facility, and severance and other benefits related to the corporate workforce reduction and $5.7 million in professional service fees related to the previously announced investigation of customer margin support.

In fiscal 2011, no one customer accounted for 10% or more of our consolidated net sales. In fiscal 2010 and 2009, one customer accounted for approximately 10% of our consolidated net sales.

The table below represents inventory, net, by segment:

(dollars in thousands)	December 31, 2011	January 1, 2011	January 2, 2010
Carter's Wholesale	$178,523	$188,299	$126,347
OshKosh Wholesale	38,406	34,976	32,626
Carter's Retail	65,696	44,798	34,268
OshKosh Retail	31,879	25,800	17,758
International	32,711	4,636	3,001
Total	$347,215	$298,509	$214,000

Wholesale inventories include inventory produced and warehoused for the retail segment.

The following represents property, plant, and equipment, net, by geographic area:

(dollars in thousands)	December 31, 2011	January 1, 2011	January 2, 2010
United States	$108,342	$94,968	$86,077
International	14,004	—	—
Total	$122,346	$94,968	$86,077

NOTE 15—SEGMENT INFORMATION: (Continued)

In connection with the change in our reportable segments discussed above, we have reallocated the goodwill for December 31, 2011 to conform to the new reportable segments on a relative fair value basis. The following represents goodwill by segment:

(dollars in thousands)	Wholesale-Carter's	Wholesale-OshKosh	Retail-Carter's	Retail-OshKosh	Mass Channel-Carter's	International	Total
Balance at January 2, 2010							
Goodwill	$51,814	$ 35,995	$82,025	$ 106,891	$ 2,731	$ —	$ 279,456
Accumulated impairment losses	—	(35,995)	—	(106,891)	—	—	(142,886)
	$51,814	$ —	$82,025	$ —	$ 2,731	$ —	$ 136,570
Balance at January 1, 2011							
Goodwill	$51,814	$ 35,995	$82,025	$ 106,891	$ 2,731	$ —	$ 279,456
Accumulated impairment losses	—	(35,995)	—	(106,891)	—	—	(142,886)
	$51,814	$ —	$82,025	$ —	$ 2,731	$ —	$ 136,570
Balance at December 31, 2011							
Goodwill	$51,814	$ 35,995	$82,025	$ 106,891	$ 2,731	$ —	$ 279,456
Goodwill acquired during year	—	—	—	—	—	52,109	52,109
Reallocation for changes in segments	(5,898)	—	—	—	(2,731)	8,629	—
Accumulated impairment losses	—	(35,995)	—	(106,891)	—	—	(142,886)
	$45,916	$ —	$82,025	$ —	$ —	$60,738	$ 188,679

NOTE 16—WORKFORCE REDUCTION, FACILITY WRITE-DOWN, AND CLOSURE COSTS:

Corporate Workforce Reduction

On April 21, 2009, the Company announced to affected employees a plan to reduce its corporate workforce (defined as excluding retail district managers, hourly retail store employees, and distribution center employees). Approximately 150 employees were affected under the plan. The plan included consolidating the majority of our operations performed in our Oshkosh, Wisconsin office into other Company locations. This consolidation has resulted in the addition of resources in our other locations.

As a result of this corporate workforce reduction, during fiscal 2009, we recorded net charges of $6.7 million consisting of $5.5 million in severance charges and other benefits ($3.3 million which related to corporate office positions in connection with our existing plan and $2.2 million of special one-time benefits provided to affected employees), and approximately $1.2 million in asset impairment charges net of a gain related to the closure and sale of our Oshkosh, Wisconsin office. As of January 1, 2011, there were no remaining liabilities related to the corporate workforce reduction.

NOTE 16—WORKFORCE REDUCTION, FACILITY WRITE-DOWN, AND CLOSURE COSTS: (Continued)

Barnesville Distribution Facility Closure

On April 2, 2009, the Company announced to affected employees a plan to close its Barnesville, Georgia distribution facility. Approximately 210 employees were affected by this closure. Operations at the Barnesville facility ceased on June 1, 2009.

In conjunction with the plan to close the Barnesville, Georgia distribution facility, the Company recorded approximately $4.3 million during fiscal 2009, consisting of severance of $1.7 million, asset impairment charges of $1.1 million related to the write-down of the related land, building, and equipment, $1.0 million of accelerated depreciation (included in selling, general, and administrative expenses), and $0.5 million of other closure costs. On February 21, 2011, the Company sold the facility for zero net proceeds. As of December 31, 2011, there was approximately $0.1 million of restructuring reserves included in other current liabilities on the accompanying audited consolidated balance sheet related to this closure.

White House, Tennessee Distribution Facility

The Company continually evaluates opportunities to reduce its supply chain complexity and lower costs. In the first quarter of fiscal 2007, the Company determined that *OshKosh* brand products could be effectively distributed through its other distribution facilities and third-party logistics providers. On February 15, 2007, the Company's Board of Directors approved management's plan to close the Company's OshKosh distribution facility, which was utilized to distribute the Company's *OshKosh* brand products.

During fiscal 2009, the Company wrote down the carrying value of its White House, Tennessee distribution facility by approximately $0.7 million to $2.8 million to reflect the decrease in the fair market value. During the third quarter of fiscal 2009, the Company sold the facility for net proceeds of approximately $2.8 million.

NOTE 17—INVESTIGATION EXPENSES:

In connection with the previously announced investigation of customer margin support, the Company recorded pre-tax charges in the fourth quarter of fiscal 2009 of approximately $5.7 million in professional service fees.

NOTE 18—UNAUDITED QUARTERLY FINANCIAL DATA:

The unaudited summarized financial data by quarter for the fiscal years ended December 31, 2011 and January 1, 2011 is presented in the table below:

(dollars in thousands, except per share data)	Quarter 1	Quarter 2	Quarter 3	Quarter 4
2011:				
Net sales	$469,000	$394,488	$639,617	$606,629
Gross profit	157,806	134,738	191,873	206,735
Selling, general, and administrative expenses	113,501	120,985	145,602	160,872
Royalty income	(9,329)	(8,269)	(10,494)	(9,182)
Operating income	53,634	22,022	56,765	55,045
Net income	32,123	12,659	34,449	34,785
Basic net income per common share	0.56	0.22	0.59	0.59
Diluted net income per common share	0.55	0.22	0.58	0.59
2010:				
Net sales	$409,049	$327,009	$517,928	$495,270
Gross profit	166,810	130,251	192,803	184,008
Selling, general, and administrative expenses	105,295	104,468	123,321	135,108
Royalty income	(9,654)	(7,640)	(10,396)	(9,886)
Operating income	71,169	33,423	79,878	58,786
Net income	42,825	19,096	49,657	34,894
Basic net income per common share	0.73	0.32	0.84	0.61
Diluted net income per common share	0.71	0.32	0.83	0.60

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2011.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of Carter's, Inc. and its subsidiaries' internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal controls over financial reporting during the fourth quarter of fiscal 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

On February 23, 2012, on the recommendation of the Nominating and Corporate Governance Committee, the Company's Board of Directors amended the Company's Bylaws to change the voting standard for election of directors in an uncontested election from a plurality to a majority of votes properly cast. In contested elections, the voting standard continues to be a plurality of votes properly cast. In addition, in connection with the amendment to the Company's Bylaws, on the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors amended the Company's Corporate Governance Principles to provide that, in an uncontested election, a director who fails to receive the required number of votes for re-election in accordance with the Company's Bylaws must tender his or her resignation, subject to acceptance by the Board of Directors.

The Amended and Restated Bylaws are attached hereto as Exhibit 3.2.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by Item 10 is incorporated herein by reference to the definitive proxy statement relating to the Annual Meeting of Stockholders of Carter's, Inc. to be held on May 17, 2012. Carter's, Inc. intends to file such definitive proxy statement with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about our equity compensation plan as of our last fiscal year:

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders (1)	1,992,700	$22.62	4,084,290
Equity compensation plans not approved by security holders	—	—	—
Total	1,992,700	$22.62	4,084,290

(1) Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc.'s Amended and Restated Equity Incentive Plan.

Additional information called for by Item 12 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by Item 13 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by Item 14 is incorporated herein by reference to the definitive proxy statement referenced above in Item 10.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

2. Financial Statement Schedules: None

(B) Exhibits:

Exhibit Number	Description of Exhibits
3.1	Certificate of Incorporation of Carter's, Inc., as amended on May 12, 2006.*****
3.2	Amended and Restated By-laws of Carter's, Inc.
4.1	Specimen Certificate of Common Stock.***
10.1	Amended and Restated Credit Agreement, dated as of December 22, 2011, among The William Carter Company, the Canadian Borrower (as defined), certain lenders party thereto, Bank of America, N.A., as Administrative Agent, U.S. Dollar Facility Swing Line Lender, U.S. Dollar Facility L/C Issuer and Collateral Agent, Bank of America, N.A., Canada Branch, as Canadian Agent, Multicurrency Facility Swing Line Lender, JPMorgan Chase Bank, N.A., as Syndication Agent, Royal Bank of Canada, Suntrust Bank and U.S. Bank National Association, as Co-Documentation Agents and Merrill Lynch Pierce, Fenner & Smith Incorporated, as Sole Lead Arranger and Sole Bookrunning Manager.
10.2	Amended and Restated Severance Agreement between The William Carter Company and Michael D. Casey, dated as of March 2, 2011.*******
10.3	Severance Agreement between The William Carter Company and Lisa A. Fitzgerald, dated as of March 2, 2011.*******
10.6	Amended and Restated Severance Agreement between The William Carter Company and Brian J. Lynch, dated as of March 2, 2011.*******
10.7	Amended and Restated Severance Agreement between Carter's Retail, Inc. and James C. Petty, dated as of March 2, 2011.*******
10.8	Amended and Restated Severance Agreement between The William Carter Company and Richard F. Westenberger, dated as of March 2, 2011.*******
10.11	Amended and Restated Equity Incentive Plan.*****
10.12	Lease Agreement dated February 16, 2001 between The William Carter Company and Proscenium, L.L.C.*
10.13	Amended and Restated Stockholders Agreement dated as of August 15, 2001 among Carter's, Inc. and the stockholders of Carter's, Inc., as amended.***

Exhibit Number	Description of Exhibits
10.14	Lease Agreement dated January 27, 2003 between The William Carter Company and Eagle Trade Center, L.L.C.**
10.15	Amended and Restated Annual Incentive Compensation Plan.******
10.16	Fourth Amendment dated December 21, 2004 to the Lease Agreement dated February 16, 2001, as amended by that certain First Lease Amendment dated as of May 31, 2001, by that certain Second Amendment dated as of July 26, 2001, and by that certain Third Amendment dated December 3, 2001, between The William Carter Company and The Manufacturers Life Insurance Company (USA).****
10.17	Fifth Amendment dated November 4, 2010 to the Lease Agreement dated February 16, 2001, between The William Carter Company and John Hancock Life Insurance Company (USA), as amended by that certain First Lease Amendment dated as of May 31, 2001, by that certain Second Amendment dated as of July 26, 2001, by that certain Third Amendment dated December 3, 2001, between The William Carter Company and The Manufacturers Life Insurance Company (USA), and by that certain Fourth Amendment dated December 21, 2004.*******
10.18	Sixth Amendment dated November 15, 2010 to the Lease Agreement dated February 16, 2001, as amended by that certain First Lease Amendment dated as of May 31, 2001, by that certain Second Amendment dated as of July 26, 2001, by that certain Third Amendment dated December 3, 2001, between The William Carter Company and The Manufacturers Life Insurance Company (USA), by that certain Fourth Amendment dated December 21, 2004, and by that certain Fifth Amendment dated November 4, 2010 between The William Carter Company and John Hancock Life Insurance Company (USA).*******
10.19	The William Carter Company Severance plan, dated as of March 1, 2009.*******
10.20	The William Carter Company Deferred Compensation Plan, dated as of November 10, 2010.*******
21	Subsidiaries of Carter's, Inc.
23	Consent of Independent Registered Public Accounting Firm
31.1	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/15d-15(f) Certification
31.2	Rule 13a-15(e)/15d-15(e) and 13a-15(f)/15d-15(f) Certification
32	Section 1350 Certification

* Incorporated by reference to The William Carter Company's Registration Statement filed on Form S-4 (No. 333-72790) on November 5, 2001.

** Incorporated by reference to Carter's, Inc.'s Registration Statement on Form S-1 (No. 333-98679) filed on October 1, 2003.

*** Incorporated by reference to Carter's, Inc.'s Registration Statement on Form S-1 (No. 333-98679) filed on October 10, 2003.

**** Incorporated by reference to Carter's, Inc.'s Annual Report on Form 10-K filed on March 16, 2005.

***** Incorporated by reference to Carter's, Inc.'s Annual Report on Form 10-K filed on February 28, 2007.

****** Incorporated by reference to Carter's, Inc.'s Schedule 14A filed on April 5, 2011.

******* Incorporated by reference to Carter's, Inc.'s Annual Report on Form 10-K filed on March 2, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(a) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CARTER'S, INC.

/s/ MICHAEL D. CASEY

Michael D. Casey
Chief Executive Officer

Date: February 29, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ MICHAEL D. CASEY Michael D. Casey	Chairman and Chief Executive Officer (Principal Executive Officer)	February 29, 2012
/s/ RICHARD F. WESTENBERGER Richard F. Westenberger	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 29, 2012
/s/ AMY WOODS BRINKLEY Amy Woods Brinkley	Director	February 29, 2012
/s/ VANESSA J. CASTAGNA Vanessa J. Castagna	Director	February 29, 2012
/s/ A. BRUCE CLEVERLY A. Bruce Cleverly	Director	February 29, 2012
/s/ JEVIN S. EAGLE Jevin S. Eagle	Director	February 29, 2012
/s/ PAUL FULTON Paul Fulton	Director	February 29, 2012
/s/ WILLIAM J. MONTGORIS William J. Montgoris	Director	February 29, 2012
/s/ DAVID PULVER David Pulver	Director	February 29, 2012
/s/ JOHN R. WELCH John R. Welch	Director	February 29, 2012
/s/ THOMAS E. WHIDDON Thomas E. Whiddon	Director	February 29, 2012

Exhibit 31.1

CERTIFICATION

I, Michael D. Casey, certify that:

1. I have reviewed this annual report on Form 10-K of Carter's, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ MICHAEL D. CASEY

Michael D. Casey
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Richard F. Westenberger, certify that:

1. I have reviewed this annual report on Form 10-K of Carter's, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ RICHARD F. WESTENBERGER

Richard F. Westenberger
Chief Financial Officer

Exhibit 32

CERTIFICATION

Each of the undersigned in the capacity indicated hereby certifies that, to his knowledge, this Annual Report on Form 10-K for the fiscal year ended December 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in this Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Carter's, Inc.

	/s/ MICHAEL D. CASEY
Date: February 29, 2012	Michael D. Casey *Chief Executive Officer*
	/s/ RICHARD F. WESTENBERGER
Date: February 29, 2012	Richard F. Westenberger *Chief Financial Officer*

The foregoing certifications are being furnished solely pursuant to 18 U.S.C. § 1350 and are not being filed as part of the Annual Report on Form 10-K or as a separate disclosure document.

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS

The Company prepares it financial statements in accordance with GAAP; these financial statements appear on pages 44 to 47 of the Company's Annual Report on Form 10-K. In addition to presenting results prepared in accordance with GAAP, the Company has provided adjusted, non-GAAP financial measurements that present gross profit, SG&A, operating income, net income, and net income per diluted share excluding the following items:

(dollars in millions, except earnings per share)	For the fiscal year ended December 31, 2011				
	Gross Profit	SG&A	Operating Income	Net Income	Diluted EPS
As reported (GAAP)	$691.2	$541.0	$187.5	$114.0	$1.94
Acquisition-related expenses (a)	6.7	—	6.7	4.8	0.08
Amortization of fair value step-up of inventory	—	(2.5)	2.5	2.5	0.04
Revaluation of contingent consideration	—	(3.0)	3.0	1.9	0.03
Professional fees / other expenses	6.7	(5.5)	12.2	9.2	0.15
As adjusted	$697.8	$535.4	$199.7	$123.2	$2.09

(a) Expenses related to the Company's acquisition of Canadian retailer Bonnie Togs.

(dollars in millions, except earnings per share)	For the fiscal year ended January 2, 2010				
	Gross Profit	SG&A	Operating Income	Net Income	Diluted EPS
As reported (GAAP)	$604.4	$428.7	$195.6	$115.6	$1.97
Workforce reduction (b)	—	—	5.5	3.5	0.06
Distribution facility closure costs (c)	—	—	3.3	2.1	0.04
Net asset impairment (d)	—	—	1.2	0.8	0.01
Accelerated depreciation (e)	—	1.0	1.0	0.6	0.01
Investigation expenses (f)	—	—	5.7	3.6	0.06
Facility write-down (g)	—	—	0.7	0.4	—
As adjusted	$604.4	$427.7	$213.0	$126.6	$2.15

(b) Severance charges and other benefits associated with the reduction in the Company's corporate workforce.

(c) Costs associated with the closure of the Company's Barnesville, Georgia distribution facility.

(d) Net asset impairment charges associated with the closure and sale of the Company's Oshkosh, Wisconsin facility.

(e) Accelerated depreciation charges (included in selling, general, and administrative expenses) related to the closure of the Company's Barnesville, Georgia distribution facility.

(f) Professional service fees related to the Company's investigation of customer margin support.

(g) Charges related to the write-down of the carrying value of the White House, Tennessee distribution facility.

The adjusted, non-GAAP financial information is not necessarily indicative of the Company's future condition or results of operations. These adjustments, which the Company does not believe to be indicative of on-going business trends, are excludable from the above calculations to allow a more comparable evaluation and analysis of historical and future business trends. The adjusted, non-GAAP financial measurements included in this Annual Report should not be considered as alternatives to gross profit, SG&A, operating income, net income, or earnings per share, or to any other measurement of performance derived in accordance with GAAP.

There were no adjusting items to the results as reported (GAAP) for the fiscal year ended January 1, 2011.

carter's, inc.

Notice of 2012 Annual Meeting of Shareholders and

Proxy Statement

Proxy

carter's, inc.

April 11, 2012

Dear Shareholder,

It is my pleasure to invite you to attend our 2012 Annual Meeting of Shareholders on May 17, 2012. The meeting will be held at 8:00 a.m. at our offices located at 1170 Peachtree Street NE, 6th Floor, Atlanta, Georgia 30309.

The attached Notice of the 2012 Annual Meeting of Shareholders and Proxy Statement describe the formal business to be conducted at the meeting. Whether or not you plan to attend the Annual Meeting, your shares can be represented if you promptly submit your voting instructions by telephone, over the internet, or by completing, signing, dating, and returning your proxy card in the enclosed envelope.

On behalf of the Board of Directors and management of Carter's, Inc., thank you for your continued support and investment in Carter's.

Sincerely,

Michael D. Casey
Chairman of the Board of Directors and Chief Executive Officer

carter's, inc.

1170 Peachtree Street NE, Suite 900
Atlanta, Georgia 30309
Tel: (404) 745-2700
Fax: (404) 892-3079

NOTICE OF 2012 ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2012 Annual Meeting of Shareholders of Carter's, Inc. (the "Annual Meeting") will be held at 8:00 a.m. on May 17, 2012 at our offices located at 1170 Peachtree Street NE, 6th Floor, Atlanta, Georgia 30309. The business matters for the Annual Meeting are as follows:

1) The election of three Class III Directors;
2) An advisory approval of executive compensation;
3) The ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal 2012; and
4) Any other business that may properly come before the meeting.

Shareholders of record at the close of business on March 26, 2012 are entitled to receive notice of, attend, and vote at the Annual Meeting. Your vote is very important. Whether or not you plan to attend the Annual Meeting, to ensure that your shares are represented at the Annual Meeting, please complete, sign, date, and return the proxy card in the envelope provided or submit your voting instructions by telephone or over the internet.

If you plan to attend the Annual Meeting and are a registered shareholder, please bring the invitation attached to your proxy card. If your shares are registered in the name of a bank or your broker, please bring your bank or brokerage statement showing your beneficial ownership with you to the Annual Meeting or request an invitation by writing to me at the address set forth above.

Important Notice Regarding the Availability of Proxy Materials for the 2012 Annual Meeting of Shareholders of Carter's, Inc. to be held on May 17, 2012: The proxy materials and the Annual Report to Shareholders are available at http://www.carters.com/annuals.

By order of the Board of Directors,

Brendan M. Gibbons
Senior Vice President of Legal & Corporate Affairs,
General Counsel, and Secretary
Atlanta, Georgia
April 11, 2012

PROXY STATEMENT

TABLE OF CONTENTS

carter's, inc.

GENERAL INFORMATION ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Why am I receiving this proxy statement?

The Board of Directors of Carter's, Inc. ("we," "us," "our," "Carter's," or the "Company") is soliciting proxies for our 2012 Annual Meeting of Shareholders on May 17, 2012 (the "Annual Meeting"). This proxy statement and accompanying proxy card are being mailed on or about April 11, 2012 to shareholders of record as of March 26, 2012 ("record date").

You are receiving this proxy statement because you owned shares of Carter's common stock on the record date and are, therefore, entitled to vote at the Annual Meeting. By use of a proxy, you can vote regardless of whether or not you attend the Annual Meeting. This proxy statement provides information on the matters on which the Company's Board of Directors (the "Board") would like you to vote so that you can make an informed decision.

What is the purpose of the Annual Meeting?

The purpose of the Annual Meeting is to address the following business matters:

1. The election of three Class III Directors (see page 12);
2. An advisory approval of executive compensation (the "say-on-pay" vote) (see page 34);
3. The ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for fiscal 2012 (see page 36); and
4. All other business that may properly come before the meeting.

Who is asking for my vote?

The Company is soliciting your proxy on behalf of the Board. The Company is paying for the costs of this solicitation and proxy statement.

Who can attend the Annual Meeting?

All shareholders of record, or their duly appointed proxies, may attend the Annual Meeting. As of the record date, there were 58,938,891 shares of common stock issued and outstanding.

What are my voting rights?

Each share of common stock is entitled to one vote on each matter submitted to shareholders at the Annual Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

If your shares are registered directly in your name with the Company's transfer agent, American Stock Transfer and Trust Company, you are considered the shareholder of record for these shares. As the shareholder of record, you have the right to grant your voting proxy directly to persons listed on your proxy card or vote in person at the Annual Meeting.

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held "in street name." These proxy materials are being forwarded to you together with a voting instruction card. As a beneficial owner, you have the right to direct your broker, trustee, or nominee how to vote, and you are also invited to attend the Annual Meeting. Because you are a beneficial owner and not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a proxy from the broker, trustee, or nominee that holds your shares. Your broker, trustee, or nominee should have provided directions for you to instruct the broker, trustee, or nominee on how to vote your shares.

What is a broker non-vote?

If you are a beneficial owner whose shares are held of record by a broker and you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which the broker does not have discretionary authority to vote. This is called a "broker non-vote." Your broker **only** has discretionary authority to vote on Proposal Number Three. Therefore, your broker will not have discretion to vote on Proposal Number One and Proposal Number Two unless you specifically instruct your broker on how to vote your shares by returning your completed and signed voting instruction card.

What are my choices when casting a vote with respect to the election of Class III Directors, and what vote is needed to elect the Director nominees?

In voting on the election of Class III Directors (Proposal Number One), shareholders may:

1. vote for any of the nominees,
2. vote against any of the nominees, or
3. abstain from voting on any of the nominees.

Pursuant to our by-laws and our Corporate Governance Principles, the nominees who receive a majority of the votes cast at the Annual Meeting will be elected as Class III Directors. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Broker non-votes and votes to abstain on Proposal Number One will be counted toward a quorum, but will not be counted as votes "for" or "against" a Director nominee.

What are my choices when casting an advisory vote on approval of executive compensation, commonly referred to as the "say-on-pay" vote, and what vote is needed to approve this Proposal?

In voting on executive compensation (Proposal Number Two), shareholders may:

1. vote for the approval of compensation of the Company's named executive officers as described in this proxy statement,
2. vote against the approval of compensation of the Company's named executive officers as described in this proxy statement, or
3. abstain from voting on compensation of the Company's named executive officers as described in this proxy statement.

The approval of Proposal Number Two requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Broker non-votes and votes to abstain on Proposal Number Two will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on such Proposal.

What are my choices when voting on the ratification of the appointment of PwC as the Company's independent registered public accounting firm for fiscal 2012, and what vote is needed to approve this Proposal?

In voting on the ratification of PwC (Proposal Number Three), shareholders may:

1. vote to ratify PwC's appointment,
2. vote against ratifying PwC's appointment, or
3. abstain from voting on ratifying PwC's appointment.

The approval of Proposal Number Three requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Broker non-votes and votes to abstain on Proposal Number Three will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on such Proposal.

What constitutes a quorum?

A quorum is the minimum number of shares required to be present to transact business at the Annual Meeting. Pursuant to the Company's by-laws, the presence at the Annual Meeting, in person, by proxy, or by remote communication, of the holders of at least a majority of the shares entitled to be voted will constitute a quorum. Broker non-votes and abstentions will be counted as shares that are present at the meeting for purposes of determining a quorum. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

How does the Board recommend that I vote?

The Board recommends a vote:

FOR the election of the nominees for Class III Directors (Proposal Number One);

FOR the approval of executive compensation of the Company's named executive officers as described in this proxy statement (Proposal Number Two); and

FOR the ratification of the appointment of PwC (Proposal Number Three).

How do I vote?

If you are a shareholder of record, you may vote in one of four ways. First, you may vote by mail by signing, dating, and mailing your proxy card in the enclosed envelope. Second, you may vote in person at the Annual Meeting. Third, you may vote over the internet by completing the voting instruction form found at www.proxyvote.com. You will need your proxy card when voting over the internet. Fourth, you may vote by touch-tone telephone by calling 1-800-690-6903.

If your shares are held in a brokerage account or by another nominee, these proxy materials are being forwarded to you together with a voting instruction card. Follow the instructions on the voting instruction card in order to vote your shares by proxy or in person.

Can I change my vote after I return my proxy card?

Yes. Even after you have submitted your proxy card, you may change your vote at any time before your proxy votes your shares by submitting written notice of revocation to Brendan M. Gibbons, Senior Vice President of Legal & Corporate Affairs, General Counsel, and Secretary of Carter's, Inc., at the Company's address set forth in the Notice of the Annual Meeting, or by submitting another proxy card bearing a later date. Alternatively, if you have voted by telephone or over the internet, you may change your vote by calling 1-800-690-6903 and following the instructions. The powers granted by you to the proxy holders will be suspended if you attend the Annual Meeting in person, although attendance at the Annual Meeting will not by itself revoke a previously granted proxy. If you hold your shares through a broker or other custodian and would like to change your voting instructions, please review the directions provided to you by that broker or custodian.

May I vote confidentially?

Yes. Our policy is to keep your individual votes confidential, except as appropriate to meet legal requirements, to allow for the tabulation and certification of votes, or to facilitate proxy solicitation.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc. will count the votes and act as the inspector of election for the Annual Meeting.

What happens if additional matters are presented at the Annual Meeting?

As of the date of this proxy statement, the Board knows of no matters other than those set forth herein that will be presented for determination at the Annual Meeting. If, however, any other matters properly come before the Annual Meeting and call for a vote of shareholders, the Board intends proxies to be voted in accordance with the judgment of the proxy holders.

Where can I find the voting results of the Annual Meeting?

We intend to announce preliminary voting results at the Annual Meeting and publish final results in our current report on Form 8-K within four business days after the Annual Meeting.

What is "householding" of the Annual Meeting materials?

The Securities and Exchange Commission (the "SEC") has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. The Company and some brokers "household" proxy materials, delivering a single proxy statement and annual report to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, or if you are receiving multiple copies of the proxy statement and annual report and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or the Company if you hold shares registered directly in your name. You can notify the Company by sending a written request to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting or by calling us at (404) 745-2889.

How may I obtain a copy of the Company's Annual Report?

A copy of our fiscal 2011 Annual Report accompanies this proxy statement and is available at http://www.carters.com/annuals. Shareholders may also obtain a free copy of our Annual Report by sending a request in writing to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting.

When are shareholder proposals due for consideration in next year's proxy statement or at next year's annual meeting?

Any proposals to be considered for inclusion in next year's proxy statement must be submitted in writing to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting, and must be received prior to the close of business on December 13, 2012. There are additional requirements under our by-laws and the proxy rules to present a proposal, including continuing to own a minimum number of shares of our stock until next year's annual meeting and appearing in person at the annual meeting to explain your proposal. Shareholders who wish to make a proposal to be considered at next year's annual meeting, other than proposals to be considered for inclusion in next year's proxy statement, must notify the Company in the same manner specified above no earlier than January 18, 2013 and no later than February 17, 2013.

Who can help answer my questions?

If you have any questions about the Annual Meeting or how to submit or revoke your proxy, or to request an invitation to the Annual Meeting, contact Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting or by calling us at (404) 745-2889.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Board of Directors

The Board believes that each Director, including the nominees for election as Class III Directors (Proposal Number One), has valuable skills and experiences that, taken together, provide the Company with the variety and depth of knowledge, judgment, and strategic vision necessary to provide effective oversight of the Company's business operations. Our Directors have extensive experience in different fields, including apparel and retail (Ms. Castagna and Messrs. Casey, Eagle, Fulton, Pulver, Welch, and Whiddon); brand marketing (Ms. Brinkley, Ms. Castagna, and Messrs. Cleverly and Eagle); logistics and technology (Mr. Whiddon); global sourcing (Messrs. Eagle and Welch); and finance and accounting (Ms. Brinkley and Messrs. Casey, Montgoris, Pulver, and Whiddon).

The Board also believes that, as indicated in the following biographies, each Director has demonstrated significant leadership as chief executive officers (Ms. Castagna and Messrs. Casey and Pulver); division presidents (Ms. Brinkley and Messrs. Cleverly, Fulton, and Welch); and other senior executive officers (Ms. Brinkley and Messrs. Eagle, Montgoris, and Whiddon). In addition, many of our Directors have significant experience in the oversight of public companies due to his or her services as a Director of Carter's and other companies.

Amy Woods Brinkley became a Director in February 2010. Ms. Brinkley is the Manager of AWB Consulting, LLC, which provides risk management consulting and executive coaching services. Ms. Brinkley retired from Bank of America Corporation in 2009 after spending more than 30 years with the company. Ms. Brinkley served as its Chief Risk Officer from 2002 through mid-2009. Prior to 2002, Ms. Brinkley served as President of the company's Consumer Products division and was responsible for the credit card, mortgage, consumer finance, telephone, and eCommerce businesses. Before that, Ms. Brinkley held positions of Executive Vice President and marketing executive overseeing the company's Olympic sponsorship and its national rebranding and name change. Ms. Brinkley is currently a director of TD Bank Group and the Bank of America Charitable Foundation. She also serves as a trustee for the Princeton Theological Seminary and on the board of commissioners for the Carolinas Healthcare System.

Michael D. Casey became a Director in August 2008 and was named Chairman of the Board of Directors in August 2009. Mr. Casey joined the Company in 1993 as Vice President of Finance. Mr. Casey was named Senior Vice President of Finance in 1997, Senior Vice President and Chief Financial Officer in 1998, Executive Vice President and Chief Financial Officer in 2003, and Chief Executive Officer in 2008. Prior to joining the Company, Mr. Casey worked for 11 years with Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP. Mr. Casey serves as a director of National Vision, Inc.

Vanessa J. Castagna became a Director in November 2009. Ms. Castagna served as Executive Chairwoman of Mervyns, LLC from 2005 until early 2007. Ms. Castagna previously served as Chairwoman and Chief Executive Officer of JCPenney Stores, Catalog and Internet for J. C. Penney Company, Inc. from 2002 through 2004. While at JCPenney, Ms. Castagna also served as its Chief Operating Officer from 1990 to 2002. Prior to that, Ms. Castagna held various senior-level merchandising positions at Target, Walmart, and Marshall's. Ms. Castagna is currently a director of Levi Strauss & Co. and SpeedFC, Inc.

A. Bruce Cleverly became a Director in March 2008. Mr. Cleverly retired as President of Global Oral Care from Procter & Gamble Company/The Gillette Company in September 2007, a position he held since 2005. Mr. Cleverly joined The Gillette Company in 1975 as a Marketing Assistant and held positions of increasing responsibility in brand management and general management in the United States, Canada, and the United Kingdom. In 2001, Mr. Cleverly became President of Gillette's worldwide Oral Care business. In October 2005, Mr. Cleverly became President of The Procter & Gamble Company's Global Oral Care division. Mr. Cleverly is a director of Rain Bird Corporation and Shaser BioScience, Inc.

Jevin S. Eagle became a Director in July 2010. Mr. Eagle currently serves as Executive Vice President, Global Merchandising Center for Staples, Inc., where he held several leadership positions since 2002, including serving as the head of the Staples Brands Group and as the company's Senior Vice President, Strategy. Prior to joining Staples, Mr. Eagle worked for McKinsey & Company, Inc. from 1994 to 2001 in various positions, including, most recently, as a partner and one of the leaders of its retail practice.

Paul Fulton became a Director in May 2002. Mr. Fulton retired as President of Sara Lee Corporation in 1993 after spending 34 years with the company. He is currently non-executive chairman of the board of directors of Bassett Furniture Industries, Inc. and a director of Premier Commercial Bank. Mr. Fulton was previously a director of Bank of America Corporation, where he served from 1993 to 2007; Lowe's Companies, Inc., where he served from 1996 to 2007; and Sonoco Products Company, Inc., where he served from 1989 to 2005.

William J. Montgoris became a Director in August 2007. Mr. Montgoris retired as Chief Operating Officer of The Bear Stearns Companies, Inc. in 1999, a position he held since August 1993, after spending 20 years with the company. While at Bear Stearns, Mr. Montgoris also served as the company's Chief Financial Officer from April 1987 until October 1996. Mr. Montgoris currently serves as the non-executive chairman of the board of directors of Stage Stores, Inc. and a director of Office Max Incorporated. Mr. Montgoris is also on the board of trustees of Colby College.

David Pulver became a Director in January 2002. Mr. Pulver has been a private investor for more than 25 years and is the President of Cornerstone Capital, Inc. Mr. Pulver was previously a director of Hearst-Argyle Television, Inc., where he served from 1997 through 2009 and Costco Wholesale Corporation, where he served from 1983 through 1993. Mr. Pulver currently serves as a trustee of Colby College and as a director of Bladder Cancer Advocacy Network (BCAN). Mr. Pulver was a founder of The Children's Place, Inc. and served as its Chairman and Co-Chief Executive Officer until 1982.

John R. Welch became a Director in February 2003. Mr. Welch retired as President of Mast Industries (Far East) Ltd., a leading global sourcing company, in April 2002 after spending 18 years with the company. Mr. Welch also served as Executive Vice President of Operations at Warnaco Knitwear, a division of Warnaco, Inc. from August 1978 to December 1983. Mr. Welch is currently a director of Brandot International Ltd.

Thomas E. Whiddon became a Director in August 2003. Mr. Whiddon retired as Executive Vice President-Logistics and Technology of Lowe's Companies, Inc. in March 2003, a position he held since 2000. From 1996 to 2000, Mr. Whiddon served as Lowe's Chief Financial Officer. Since his retirement, Mr. Whiddon has worked as a consultant, serving various companies in executive capacities on an interim basis. Mr. Whiddon is currently a director of Sonoco Products Company, Inc. and of Dollar Tree Stores, Inc. Mr. Whiddon has been an Advisory Director of Berkshire Partners since October 2005 and previously served as a director of Bare Escentuals, Inc.

Board Leadership Structure

The Company's Corporate Governance Principles provide that positions of Chairman of the Board of Directors and Chief Executive Officer may be combined if the non-management Directors determine it is in the best interest of the Company. In August 2009, the non-management Directors appointed Mr. Casey, who was the then-current Chief Executive Officer and a sitting Board member, as Chairman. The Board believes it is appropriate to continue to combine the positions of the Chairman and Chief Executive Officer. Mr. Casey has 18 years of management, finance, and administrative leadership experience at the Company. In addition, Mr. Casey has extensive knowledge of, and experience with, all other aspects of the Company's business, including with its employees, customers, vendors, and shareholders. Having Mr. Casey serve as both Chairman and Chief Executive Officer helps promote unified leadership and direction for both the Board and management.

In connection with Mr. Casey's appointment as Chairman, the non-management Directors also created the position of Lead Independent Director and appointed Mr. Whiddon to serve in that role. The non-management Directors created the Lead Independent Director position to, among other things, ensure that the non-management Directors maintain proper oversight of management and Board process. The responsibilities of the Lead Independent Director include:

- serving as an advisor to the Chief Executive Officer on Board, executive management, and other significant matters;
- serving, as necessary, as a liaison between non-management Directors and the Chief Executive Officer;
- providing annual Board assessment and other feedback to the Chief Executive Officer;
- advising the Chief Executive Officer on the Board's informational needs;
- consulting on Board meeting materials, schedules, and agendas;
- calling and presiding over executive sessions of non-management Directors;
- presiding at the Board meetings in the absence of the Chairman; and
- after consultation with the Chief Executive Officer, communicating with major shareholders or other interested parties, as appropriate.

Risk Oversight

The Company's senior management is responsible for assessing, managing, and mitigating the Company's strategic, financial, operational, and compliance risks, while the Board and its committees are responsible for overseeing management's efforts in these areas. The Board receives regular updates from senior management on such risks at its Board meetings and more frequently, as appropriate. The Board's Audit Committee is responsible for overseeing the Company's policies and procedures for assessing, managing, and mitigating its risks, with particular attention given to the Company's financial risks. The Audit Committee receives regular updates from the Company's risk management committee and senior management relating to the Company's efforts in this area. The Board's Compensation Committee considers the risks associated with the Company's compensation policies and practices with respect to both executive compensation and compensation generally. Our Compensation Committee reviewed the Company's compensation policies and practices to confirm that there are no risks arising from such compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Board Meetings

Our Corporate Governance Principles require Carter's to have at least four regularly scheduled Board meetings each year, and each Director is expected to attend each meeting. The Board met nine times during fiscal 2011. In fiscal 2011, no Director participated in less than 75% of the aggregate number of all of the Board and applicable committee meetings. Although the Company does not have a policy regarding Director attendance at annual meetings, each Director attended the Company's annual meeting in fiscal 2011.

Executive Sessions

Executive sessions of non-management Directors are held at least four times a year. Any non-management Director can request that an additional executive session be scheduled. The Board's Lead Independent Director presides at the executive sessions of non-management Directors.

Board Committees

Our Board has a standing Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. The Board may also establish other committees to assist in the discharge of its responsibilities.

Audit Committee

The members of our Audit Committee are Ms. Brinkley and Messrs. Montgoris, Pulver, and Whiddon. Mr. Pulver serves as Chairman of the committee. During fiscal 2011, the Audit Committee held eight meetings. The primary responsibilities of the Audit Committee include:

- oversight of the quality and integrity of the consolidated financial statements, including the accounting, auditing, and reporting practices of the Company;
- oversight of the Company's internal controls over financial reporting;
- appointment of the independent registered public accounting firm and oversight of its performance, including its qualifications and independence;
- oversight of the Company's compliance with legal and regulatory requirements; and
- oversight of the performance of the Company's internal audit function.

The Audit Committee operates pursuant to a written charter that addresses the requirements of the New York Stock Exchange's ("NYSE") listing standards. The charter is available on our website at www.carters.com or in print by contacting Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting. The Board has determined that each member of the Audit Committee is independent and meets the financial literacy requirements set forth in the NYSE's listing standards. The Board has also determined that each of Messrs. Montgoris, Pulver, and Whiddon is an "audit committee financial expert" as defined by the SEC.

The Audit Committee Report is included in this proxy statement on page 35.

Compensation Committee

The members of our Compensation Committee are Messrs. Cleverly, Eagle, Fulton, and Welch. Mr. Fulton serves as Chairman of the committee. During fiscal 2011, the Compensation Committee held six meetings. The primary responsibilities of the Compensation Committee include:

- establishing the Company's philosophy, policies, and strategy relative to executive compensation, including the mix of base salary and short-term and long-term incentive compensation within the context of stated guidelines for compensation relative to peer companies;
- evaluating the performance of the Chief Executive Officer and other executive officers relative to approved performance goals and objectives;
- setting the compensation of the Chief Executive Officer and other executive officers based upon an evaluation of their performance;
- assisting the Board in developing and evaluating candidates for key executive positions and ensuring a succession plan is in place for the Chief Executive Officer and other executive officers;
- evaluating compensation plans, policies, and programs with respect to the Chief Executive Officer, other executive officers, and non-management Directors;
- monitoring and evaluating benefit programs for the Company's Chief Executive Officer and other executive officers; and
- producing an annual report on executive compensation for inclusion in the Company's annual proxy statement. This years Compensation Committee Report is included in this proxy statement on page 25.

The Compensation Committee operates pursuant to a written charter that addresses the requirements of the NYSE's listing standards. The charter is available on our website at www.carters.com or in print by contacting Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting. The Board has determined that each member of the Compensation Committee is independent as defined in the NYSE's listing standards.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee serving during fiscal 2011 has been an officer or other employee of the Company. None of our executive officers has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Ms. Castagna and Messrs. Cleverly, Welch, and Whiddon. Mr. Welch serves as Chairman of the committee. During fiscal 2011, the Nominating and Corporate Governance Committee held four meetings. The primary responsibilities of the Nominating and Corporate Governance Committee include:

- identifying and recommending candidates qualified to become Board members;
- recommending Directors for appointment to Board Committees; and
- developing and recommending to the Board a set of corporate governance principles and monitoring the Company's compliance with and effectiveness of such principles.

The Nominating and Corporate Governance Committee operates pursuant to a written charter that addresses the requirements of the NYSE's listing standards. The charter is available on our website at www.carters.com or in print by contacting Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting. The Board has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in the NYSE's listing standards.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee regularly assesses the appropriateness of the size of the Board of Directors. In the event that vacancies occur or are anticipated, the Committee will consider prospective nominees that come to its attention through current Board members, professional search firms, or certain shareholders. The Board believes that it is appropriate to limit the group of shareholders who can propose nominees due to time constraints on the Nominating and Corporate Governance Committee. The Committee will consider persons recommended by shareholders who hold more than 1% of our common stock for inclusion as nominees for election to the Board if the names of such persons are submitted to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting. This submission must be made in writing and in accordance with our by-laws, including mailing the submission in a timely manner, share ownership at the time of the Annual Meeting, and including the nominee's name, address, and qualifications for Board membership.

When evaluating a potential candidate for membership on the Board, the Committee considers each candidate's skills and experience and assesses the needs of the Board and its committees at that point in time. Although the Committee does not have a formal policy on diversity, it believes that diversity is an important factor in determining the composition of the Board, and seeks to have Board members with diverse backgrounds, experiences, and points of view. In connection with its assessment of all prospective nominees, the Committee will determine whether to interview such prospective nominees, and if warranted, one or more members of the Committee, and others as appropriate, will interview such prospective nominees in person or by telephone. Once this evaluation is completed, if warranted, the Committee selects the nominees for election at the Annual Meeting.

Interested Party Communications

A shareholder or other interested party may submit a written communication to the Board, non-management Directors, or Lead Independent Director. The submission must be delivered to Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting.

The Board, non-management Directors, or Lead Independent Director may require the submitting shareholder to furnish such information as may be reasonably required or deemed necessary to sufficiently review and consider the submission of such shareholder.

Each submission will be forwarded, without editing or alteration, to the Board, non-management Directors, or Lead Independent Director, as appropriate, at, or prior to, the next scheduled meeting of the Board. The Board, non-management Directors, or Lead Independent Director, as appropriate, will determine, in their sole discretion, the method by which such submission will be reviewed and considered.

Corporate Governance Principles and Code of Ethics

The Company is committed to conducting its business with the highest level of integrity and maintaining the highest standards of corporate governance. Our Corporate Governance Principles and our Code of Ethics provide the structure within which our Board and management operate the Company. The Company's Code of Ethics applies to all Directors and Company employees, including the Company's executive officers. Our Corporate Governance Principles and Code of Ethics are available on the Company's website at www.carters.com or in print by contacting Mr. Gibbons at the Company's address set forth in the Notice of the Annual Meeting.

Director Independence

The NYSE listing standards and the Company's Corporate Governance Principles require a majority of the Company's Directors to be independent from the Company and the Company's management. For a Director to be considered independent, the Board must determine that the Director has no direct or indirect material relationship with the Company. The Board considers all relevant information provided by each Director regarding any relationships each Director may have with the Company or management. To assist it in making such independence determinations, the Board has established the following independence tests, which address all the specific independence tests of the NYSE's listing standards. A Director will not be considered independent if:

- (a) the Director is, or within the last three years has been, employed by the Company; or (b) an immediate family member of the Director is, or within the last three years has been, employed as an executive officer of the Company;
- the Director, or an immediate family member of the Director, has received, during any twelve-month period within the last three years, direct compensation from the Company exceeding $120,000, other than Director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- (a) the Director, or an immediate family member of the Director, is a current partner of a firm that is the Company's internal auditor or independent registered public accounting firm; (b) the Director is a current employee of such a firm; (c) the Director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance, or tax compliance (but not tax planning) practice; or (d) the Director, or an immediate family member of the Director, was, within the last three years (but is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time;
- the Director, or an immediate family member of the Director, is, or within the last three years has been, employed as an executive officer of another company where any of the Company's present executive officers serve or served on that company's compensation committee;
- the Director is a current employee, or has an immediate family member who is an executive officer, of another company that has made payments to, or receives payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1.0 million, or 2%, of such other company's consolidated gross revenues;
- the Director, or an immediate family member of the Director, is, or within the last three years has been, employed by a company that has a director who is an officer of the Company;
- the Director serves as an officer, director, or trustee, or as a member of a fund raising organization or committee of a not-for-profit entity to which the Company made, in any of the last three fiscal years, contributions in excess of the greater of (i) $50,000, or (ii) 2% of the gross annual revenues or charitable receipts of such entity; or
- the Director is an executive officer of another company that is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other exceeds 1% of the total consolidated assets of such company.

Applying these standards, the Board has determined that all of our non-management Directors are independent.

PROPOSAL NUMBER ONE
ELECTION OF CLASS III DIRECTORS

The Board proposes that the three Class III Director nominees be re-elected to the Board to serve until 2015 resignation, death, or removal. In addition to the three Class III nominees, the Company's current Class I and Class II Directors are listed below. Each nominee currently serves as a Class III Director.

Class III Nominees—Terms Expiring at the Annual Meeting

Name	Age
Paul Fulton	77
John R. Welch	80
Thomas E. Whiddon	59

The individuals who will continue to serve as Class I and Class II Directors after the Annual Meeting are:

Class I Directors—Terms Expiring in 2013

Name	Age
Vanessa J. Castagna	62
William J. Montgoris	65
David Pulver	70

Class II Directors—Terms Expiring in 2014

Name	Age
Amy Woods Brinkley	56
Michael D. Casey	51
A. Bruce Cleverly	66
Jevin S. Eagle	45

The Board recommends a vote FOR the election of Paul Fulton, John R. Welch, and Thomas E. Whiddon as Class III Directors.

Vote Required

Pursuant to our by-laws and our Corporate Governance Principles, the nominees who receive a majority of the votes cast at the Annual Meeting will be elected as Class III Directors. This means that the number of votes cast "for" a Director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes will be counted towards a quorum, but are not counted as votes "for" or "against" a Director nominee. Any nominee who does not receive a majority of votes cast "for" his or her election is required to tender his or her resignation. The Nominating and Corporate Governance Committee is then required to make a recommendation to the Board as to whether it should accept or reject such resignation. The Board, taking into account such recommendation, will decide whether to accept such resignation. The Board's decision will be publicly disclosed within ninety (90) days after the results of the election are certified. A Director whose resignation is under consideration shall abstain from participating in any recommendation or decision regarding his or her resignation. If the resignation is not accepted, the Director will continue to serve until the next annual meeting of shareholders at which such Director faces re-election and until such Director's successor is elected and qualified.

COMPENSATION OF DIRECTORS

Each of our non-management Directors receives an annual retainer, meeting fees, and an annual equity grant. Each of our committee Chairmen and our lead independent director receives an additional retainer. With respect to each Director who served on the Board throughout fiscal 2011, each such Director's annual retainer was comprised of a $30,000 cash payment, a standard grant of our common stock valued at approximately $100,000, and a one-time grant of our common stock valued at $30,000. Each Director received meeting fees of $2,500 for each regularly scheduled Board meeting, $1,000 for each special Board meeting, and $1,000 for each regularly scheduled or special meeting of our standing Board committees.

In fiscal 2011, the Chairman of our Audit Committee and our Lead Independent Director each received $20,000 cash retainers, and the Chairmen of our Compensation and Nominating and Corporate Governance Committees each received $10,000 cash retainers.

We reimburse Directors for travel expenses incurred in connection with attending Board and committee meetings and for other expenses incurred while conducting Company business. Mr. Casey receives no additional compensation for serving on the Board. There are no family relationships among any of the Directors or our executive officers and none of our non-management Directors performed any services for the Company other than services as Directors.

The following table provides information concerning the compensation of our non-management Directors for fiscal 2011.

FISCAL 2011 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash (a)	Stock Awards ($) (b)	Total ($)
Amy Woods Brinkley	$51,000	$130,026	$181,026
Vanessa J. Castagna	$51,500	$130,026	$181,526
A. Bruce Cleverly	$57,500	$130,026	$187,526
Jevin S. Eagle	$53,500	$130,026	$183,526
Paul Fulton	$63,500	$130,026	$193,526
William J. Montgoris	$52,000	$130,026	$182,026
David Pulver	$75,500	$130,026	$205,526
John R. Welch	$67,500	$130,026	$197,526
Thomas E. Whiddon	$79,500	$130,026	$209,526

(a) This column reports the amount of cash compensation earned in fiscal 2011 through annual cash retainers and meeting fees.

(b) On May 13, 2011, we issued each of our non-management Directors 4,280 shares of common stock with a grant date fair value of $30.38 per share.

For complete beneficial ownership information of our common stock for each Director, see heading "Securities Ownership of Beneficial Owners, Directors, and Executive Officers" on page 32.

Utilizing data on non-management Director compensation from the Company's peer group, as well as considering general industry trends presented by Hay Group, the Compensation Committee determined to increase non-management Director compensation for fiscal 2012 as follows:

(i) Cash component of annual retainer increased from $30,000 to $55,000;

(ii) Equity component of annual retainer increased from $100,000 to $120,000; and

(iii) Annual cash retainer for Chairmen of Compensation and Nominating and Corporate Governance Committees increased from $10,000 to $15,000.

EXECUTIVE OFFICERS' BIOGRAPHICAL INFORMATION AND EXPERIENCE

The following table sets forth the name, age, and position of each of our executive officers as of the date of this proxy statement.

Name	Age	Position
Michael D. Casey	51	Chairman of the Board of Directors, Chief Executive Officer, and President
Lisa A. Fitzgerald	49	Executive Vice President and Brand Leader for OshKosh B'gosh
William G. Foglesong	42	Senior Vice President of Marketing
Brendan M. Gibbons	36	Senior Vice President of Legal & Corporate Affairs, General Counsel, and Secretary
Brian J. Lynch	49	Executive Vice President and Brand Leader for Carter's
James C. Petty	53	President of Retail Stores
Christopher W. Rork.	45	Executive Vice President of Supply Chain
Richard F. Westenberger	43	Executive Vice President, Chief Financial Officer, and Treasurer
Jill A. Wilson	45	Senior Vice President of Human Resources and Talent Development

Michael D. Casey joined the Company in 1993 as Vice President of Finance. Mr. Casey was named Senior Vice President of Finance in 1997, Senior Vice President and Chief Financial Officer in 1998, Executive Vice President and Chief Financial Officer in 2003, and Chief Executive Officer in 2008. Mr. Casey became a Director in 2008 and was named Chairman of the Board of Directors in 2009. Prior to joining the Company, Mr. Casey worked for 11 years with Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP. Mr. Casey serves as a director of National Vision, Inc.

Lisa A. Fitzgerald joined the Company in 2010 as Executive Vice President and Brand Leader for OshKosh B'gosh. From 2000 to 2009, Ms. Fitzgerald was with Lands' End, Inc., a specialty apparel division of Sears Holdings Corporation, having served most recently as Executive Vice President of Merchandising, Design, and Creative, and as Interim President in 2008. Prior to that, Ms. Fitzgerald worked for Gymboree as Vice President and General Merchandise Manager for its Baby product line.

William G. Foglesong joined the Company in 2010 as Senior Vice President of Marketing. From 2008 to 2010, Mr. Foglesong was the Vice President of Marketing and Direct-To-Consumer at Spanx, Inc., a leading woman's apparel company. From 2002 to 2008, Mr. Foglesong worked at The Home Depot, Inc. where he was General Manager of Home Depot Direct. Mr. Foglesong started his career with General Electric and gained additional experience at The Boston Consulting Group where he focused on building Internet strategies for his clients.

Brendan M. Gibbons joined the Company in 2004 as Vice President, General Counsel, and Secretary. In 2010, Mr. Gibbons was promoted to Senior Vice President of Legal & Corporate Affairs, General Counsel, and Secretary following the assumption of additional responsibilities. Mr. Gibbons joined the Company from Ropes & Gray LLP where, among other responsibilities, he counseled private and public companies on governance, compliance, and general corporate and securities matters.

Brian J. Lynch joined the Company in 2005 as Vice President of Merchandising. Mr. Lynch was promoted to Senior Vice President in 2008. In 2009, Mr. Lynch was promoted to Executive Vice President and Brand Leader for Carter's. Prior to joining the Company, Mr. Lynch was with The Walt Disney Company for nine years in various merchandising, brand management, and strategy roles in the Disney Parks & Resorts division. Prior to Disney, Mr. Lynch worked for Champion Products, a division of Hanesbrands Inc.

James C. Petty joined the Company in 2007 as President of Retail Stores. Prior to joining the Company, Mr. Petty served as President and Chief Executive Officer of PureBeauty, Inc. from 2005 to 2006. From 1997 to 2004, Mr. Petty held various positions at predecessors to Ascena Retail Group, Inc., a specialty retailer of apparel for women and tween girls, including President, General Manager—Limited Too Division, Executive Vice President, Stores and Real Estate; Senior Vice President, Stores; and Vice President, Stores, Limited Too Division. Prior to 1997, Mr. Petty spent thirteen years at Gap, Inc. where he held various positions with Gap, Banana Republic and Old Navy brands, including as Vice President of Operations for Old Navy and prior to that as Vice President of Operations for Banana Republic.

Christopher W. Rork joined the Company in 2011 as Executive Vice President of Supply Chain. From 2007 to 2011, Mr. Rork was with Levi Strauss & Co., where he was responsible for product development, sourcing and for supply planning, logistics, and distribution for its Asian operations. From 2006 to 2007, Mr. Rork worked as the Chief Operating Officer for Little Me, Inc., a children's apparel design and marketing company. Prior to 2006, Mr. Rork spent six years with Ralph Lauren Corporation where he held various manufacturing, operations, and product development and sourcing positions.

Richard F. Westenberger joined the Company in 2009 as Executive Vice President and Chief Financial Officer. Mr. Westenberger's responsibilities include management of the Company's finance and information technology functions. Prior to joining the Company, Mr. Westenberger served as Vice President of Corporate Finance and Treasurer of Hewitt Associates, Inc. from 2006 to 2008. From 1996 to 2006, Mr. Westenberger held various senior financial management positions at Sears Holdings Corporation and its predecessor organizations, Sears, Roebuck and Co., including Senior Vice President and Chief Financial Officer of Lands' End, Inc., Vice President of Corporate Planning & Analysis, and Vice President of Investor Relations. Prior to Sears, Mr. Westenberger was with Kraft Foods, Inc. He began his career at Price Waterhouse LLP, a predecessor firm to PricewaterhouseCoopers LLP, and is a certified public accountant.

Jill A. Wilson joined the Company in 2009 as Vice President of Human Resources. In 2010, Ms. Wilson was promoted to Senior Vice President of Human Resources and Talent Development. Ms. Wilson joined the Company after more than 20 years with The May Company and Macy's. While at Macy's, Ms. Wilson held various Human Resources positions of increasing responsibility, including Group Vice President of Human Resources. Ms. Wilson has experience in a broad range of human resources disciplines, including talent management, organizational development, compensation, and talent acquisition.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis, or CD&A, is intended to provide information regarding the Company's executive compensation program and practices. This CD&A covers a variety of topics, including the Company's compensation philosophy regarding executive compensation, the role of our Compensation Committee in setting compensation of our executive officers, including our named executive officers, and our executive compensation decisions for fiscal 2011.

Our named executive officers for fiscal 2011 were:

- Michael D. Casey, Chief Executive Officer;
- Richard F. Westenberger, Executive Vice President and Chief Financial Officer;
- Lisa A. Fitzgerald, Executive Vice President and Brand Leader for OshKosh B'gosh;
- Brian J. Lynch, Executive Vice President and Brand Leader for Carter's;
- Christopher W. Rork, Executive Vice President of Supply Chain; and
- Charles E. Whetzel, Jr., Former Executive Vice President and Chief Supply Chain Officer.

Mr. Rork joined the Company as Executive Vice President of Supply Chain on May 2, 2011. Mr. Whetzel retired from the Company effective July 8, 2011.

Compensation Philosophy

The Company is committed to achieving long-term, sustainable growth and increasing shareholder value. Our compensation philosophy is to set our named executive officers' total direct compensation at levels that will attract, motivate, and retain superior executive talent in a highly competitive environment. The Company's compensation program for our named executive officers is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of our named executive officers' total direct compensation to Company performance in the form of incentive compensation. The principal elements of the compensation structure for our named executive officers are base salary, annual cash incentive compensation, and long-term equity incentive compensation. Together, the Company refers to these three elements as total direct compensation. Our named executive officers may also receive special bonuses in recognition of special circumstances or for superior performance.

Role of the Compensation Committee

Our Compensation Committee sets the total direct compensation of our named executive officers. Our Compensation Committee also sets the financial performance targets for our named executive officers' annual cash incentive compensation and vesting terms for their equity awards, including performance-based awards. Our Compensation Committee has engaged Hay Group, an independent compensation consultant, to advise it on executive and director compensation matters. Hay Group also assists the Committee in gathering and analyzing comparative compensation data both from among the companies in Hay Group's Retail Executive and Management Total Remuneration Survey (the "Retail Survey") and from our peer group, each as described in more detail below. With the goal of maintaining the effectiveness of our executive compensation program, and to keep it consistent with our compensation philosophy, our Compensation Committee reviews the reasonableness of compensation for our executive officers, including our named executive officers, and compares it with compensation data from the Retail Survey and our peer group.

Hay Group serves at the discretion of the Compensation Committee and meets privately with the Compensation Committee and with its Chairman. At the direction of the Compensation Committee, our Chief Executive Officer works with Hay Group to review comparative compensation data and makes recommendations for base salary, annual cash incentive compensation, and long-term equity incentive compensation for our named executive officers other than himself. Compensation for our Chief Executive Officer is set by the Compensation Committee, without any involvement by the Chief Executive Officer or other named executive officers, based on recommendations made by Hay Group.

In setting compensation of all named executive officers, our Compensation Committee takes into account multiple objective and subjective factors, including:

(i) The nature and scope of each executive's responsibilities;

(ii) Comparative compensation data for executives in similar positions at companies in the Retail Survey and in our peer group;

(iii) Each executive's experience, performance, and contribution to the Company;

(iv) The Company's performance;

(v) Prior equity awards and potential future earnings from equity awards;

(vi) Retention needs; and

(vii) Any other factors the Committee deems relevant.

The Retail Survey and Peer Group Analysis

The Retail Survey conducted by Hay Group is comprised of approximately 100 companies (listed in Appendix A) in the retail and wholesale industry and provides comparable compensation information by controlling for differences in companies' revenue size and in the scope of responsibility of different executives. In addition, our Compensation Committee has established a peer group, which is generally comprised of companies in the retail or wholesale industries that primarily conduct business in apparel or related accessories, sell products under multiple brands through retail and outlet stores, and have net sales generally between one-half and two times the Company's net sales. In fiscal 2011, our peer group was comprised of the following sixteen companies:

Aeropostale, Inc.	Collective Brands, Inc.
American Eagle Outfitters, Inc.	Columbia Sportswear Company
Ann, Inc.	Guess?, Inc.
Ascena Retail Group, Inc.	Hanesbrands Inc.
Chico's FAS, Inc.	Jones Group, Inc.
The Children's Place Retail Stores, Inc.	Pacific Sunwear of California, Inc.
Coach, Inc.	Quiksilver, Inc.
Coldwater Creek Inc.	The Warnaco Group, Inc.

In August 2011, our Compensation Committee conducted its annual review of our peer group with Hay Group and determined to remove The Gymboree Corp. and J. Crew Group, Inc. as both companies no longer had publicly traded equity; Oxford Industries, Inc. as it no longer fit within the criteria described above; and The Timberland Company as it had been acquired by VF Corporation. Based on the review, the Committee determined to add to the peer group Ann, Inc., Collective Brands, Inc., Hanesbrands Inc., and Jones Group, Inc.

Total Direct Compensation

In setting a total direct compensation target for each named executive officer, our Compensation Committee considers both objective and subjective factors set forth above, as well as prior equity awards, potential future earnings from equity awards, and retention needs. The Compensation Committee also reviews total direct compensation, and its individual components, at the 25th, 50th, and 75th percentile levels paid to executives in similar positions at the companies in the Retail Survey and our peer group to understand where the compensation it sets falls relative to the market practices.

Throughout fiscal 2011, our Compensation Committee reviewed compensation data from the Retail Survey and our peer group to compare the compensation of our named executive officers. In fiscal 2011, as set forth in more detail in the Fiscal 2011 Summary Compensation Table, the total direct compensation of each of our named executive officers was as follows:

Named Executive Officer	Total Direct Compensation
Michael D. Casey	$6,005,800
Richard F. Westenberger	$1,279,640
Lisa A. Fitzgerald	$1,396,790
Brian J. Lynch	$1,456,082
Christopher W. Rork	$1,584,053
Charles E. Whetzel, Jr.	$1,400,037

Base Salary

When setting base salaries for our named executive officers, our Compensation Committee considers the subjective and objective factors set forth above and also reviews base salaries at the 25th, 50th, and 75th percentile levels paid to executives in similar positions at the companies in the Retail Survey and our peer group, as appropriate.

Except for promotions and other performance-based increases, our employees' 2011 base salaries, including the salaries of our named executive officers (other than Mr. Rork's), remained consistent with fiscal 2010 levels in order to help partially offset increases to our cost structure, which were driven primarily by significant inflation in product component costs such as raw cotton. Mr. Rork's base salary for 2011 was approved by the Compensation Committee in the spring of 2011 based on Mr. Rork's compensation prior to joining the Company, negotiations with Mr. Rork at the time he was hired, and taking into consideration the data for similar positions at companies set forth in the Retail Survey.

Utilizing base salary data from the Retail Survey and, with respect to Mr. Casey and Mr. Westenberger, base salary data for the Company's peer group, as well as making adjustments in light of the objective and subjective factors discussed above, the Committee determined to increase base salaries for fiscal 2012 to reach more competitive levels. The following table details the base salaries we provided in fiscal 2011 to each of our named executive officers and their corresponding base salaries for fiscal 2012, which will become effective April 29, 2012. The base salaries set for 2012 are generally below the 50th percentile levels paid to executives in similar positions at the companies in the Retail Survey and our peer group.

Named Executive Officer	Base Salary Fiscal 2011	Fiscal 2012
Michael D. Casey Chairman of the Board and Chief Executive Officer	$760,000	$850,000
Richard F. Westenberger Executive Vice President and Chief Financial Officer	$425,000	$480,000
Lisa A. Fitzgerald Executive Vice President and Brand Leader for OshKosh B'gosh	$500,000	$515,000
Brian J. Lynch Executive Vice President and Brand Leader for Carter's	$450,000	$525,000
Christopher W. Rork Executive Vice President of Supply Chain	$450,000	$465,000
Charles E. Whetzel, Jr. Former Executive Vice President and Chief Supply Chain Officer	$475,000	N/A

Annual Cash Incentive Compensation

The Company makes annual cash incentive compensation a significant component of our named executive officers' targeted total direct compensation in order to motivate our executives to meet and exceed the Company's annual operating plans. For each named executive officer, our Compensation Committee approves target annual cash incentive compensation as a percentage of such named executive officer's base salary. In establishing these annual cash incentive compensation targets, the Compensation Committee considers our named executive officers' potential total direct compensation in light of the Company's compensation philosophy and comparative compensation data. In February 2011, our Compensation Committee set the following fiscal 2011 annual cash incentive compensation targets for our named executive officers: 150% of base salary for Mr. Casey and 75% of base salary for Ms. Fitzgerald and Messrs. Westenberger, Lynch, and Whetzel. Mr. Rork's annual cash incentive compensation target of 75% was approved by the Compensation Committee in the spring of 2011 when Mr. Rork joined the Company. In February 2012, taking into consideration comparative compensation data, and in light of the increase in Mr. Casey's base salary, the Compensation Committee decreased his annual cash incentive compensation target to 125% of base salary for fiscal 2012. The fiscal 2012 annual cash incentive compensation targets for the other named executive officers remained consistent with the fiscal 2011 levels.

The named executive officers can earn their annual cash incentive compensation based upon the Company's achievement of financial performance targets pre-determined by the Compensation Committee. In accordance with our Incentive Compensation Plan, for fiscal 2011, the Compensation Committee used three financial performance metrics to determine the amount, if any, of annual cash incentive compensation to be paid under our Incentive Compensation Plan: net sales (weighted at 25%); earnings before interest and taxes ("EBIT"), adjusted, if applicable, in the same manner as for presentation to the financial markets (weighted at 25%); and earnings per share ("EPS"), adjusted, if applicable, in the same manner as for presentation to the financial markets (weighted at 50%). Our Compensation Committee selected net sales, EBIT, and EPS as performance metrics because it believes they are key financial measures that are aligned with the interests of our shareholders and help to measure the quality of our earnings.

Our Compensation Committee has the discretion not to award annual cash incentive compensation, even if the Company achieves its financial performance targets, and to take into account personal performance in determining the percentage of each named executive officer's annual cash incentive compensation to be paid, if any.

Our named executive officers could have earned from 0% to 200% of their target annual cash incentive compensation in fiscal 2011 based upon the Company's achievement of the following financial targets, weighted at the following percentages:

	Net Sales ($ in billions) (25%)	EBIT ($ in millions) (25%)	EPS (50%)
25% of Target Annual Cash Incentive Compensation (Threshold) . .	$1.953	$165.9	$1.73
100% of Target Annual Cash Incentive Compensation (Target)	$2.036	$237.4	$2.58
200% of Target Annual Cash Incentive Compensation (Maximum) .	$2.111	$266.6	$2.94

Based on the Company's fiscal 2011 net sales of $2.110 billion, adjusted EBIT of $199.7 million, and adjusted EPS of $2.09, and based on the Compensation Committee's subjective determination to only partially take into account contribution from the Company's Canadian subsidiary, which was acquired in June 2011, our named executive officers were awarded 75% of their cash incentive compensation targets for fiscal 2011.

Long-Term Equity Incentive Compensation

Our Equity Incentive Plan allows for various types of equity awards, including stock options, restricted stock, stock appreciation rights, and deferred stock. Awards under our Amended and Restated Equity Incentive Plan are granted to recruit, motivate, and retain employees and in connection with promotions or increased responsibility. Historically, our Compensation Committee has awarded time and performance-based stock options, time and performance-based restricted stock, and time-based restricted stock units, although it could use other forms of equity awards in the future.

All awards under our Equity Incentive Plan must be approved by our Compensation Committee. Our Compensation Committee determines the type, timing, and amount of equity awards granted to each of our named executive officers after considering their previous equity awards, base salary, and target annual cash incentive compensation in light of the Company's compensation philosophy. Our Compensation Committee also considers the comparative compensation data in the Retail Survey and our peer group, and our desire to retain and motivate our named executive officers and to align their goals with the long-term goals of our shareholders. Our Compensation Committee's practice is to approve grants of stock options, restricted stock, and restricted stock units at regularly scheduled meetings. Our Compensation Committee may also make equity grants at special meetings or by unanimous written consent. Our Compensation Committee could select a date subsequent to a regularly scheduled meeting on which to grant equity awards. Our Compensation Committee sets the exercise prices of equity awards at the closing price of our common stock on the NYSE on the date of grant.

In considering the value of equity awards, we calculate the value of stock option awards by using the Black-Scholes option pricing valuation method and the value of restricted stock awards equal to the closing price of our common stock on the date of grant. In addition, our Compensation Committee regularly reviews the equity ownership of our named executive officers compared to the Company's minimum ownership guidelines.

Under the Company's minimum ownership guidelines, no named executive officer may sell Company stock (other than to cover the tax obligations resulting from the vesting of Company restricted stock or from exercising vested stock options) unless he or she owns shares of Company stock with a total market value in excess of a multiple of his or her base salary and continues to maintain such level of ownership after selling Company stock. The ownership multiples for our named executive officers are as follows: Chief Executive Officer—seven times his base salary; Former Executive Vice President and Chief Supply Chain Officer—five times his base salary; Chief Financial Officer, Brand Leader for OshKosh B'gosh, Brand Leader for Carter's, and Executive Vice President of Supply

Chain—three times their respective base salaries. Each of our named executive officers complied with these ownership guidelines in fiscal 2011.

Our equity retention policy for executive officers requires that, prior to any sale, any time-based restricted stock granted to an executive officer after January 1, 2009 be held for four years following the date of grant, except for any withholding to cover tax obligations resulting from the vesting of such shares. The policy also requires that time-based options granted after January 1, 2009 be held for at least one year from the date of vesting.

In February 2011, taking into consideration the Company's financial performance in fiscal 2010, equity ownership levels of the Company's named executive officers, retention needs, and the comparative compensation data presented by Hay Group indicating that the total direct compensation for the named executive officers was below competitive levels, our Compensation Committee approved annual grants of time-based stock options and time-based restricted stock in the following amounts: 80,000 time-based stock options and 40,000 shares of time-based restricted stock for Mr. Casey, 12,000 time-based stock options and 16,000 shares of time-based restricted stock for Ms. Fitzgerald and Messrs. Westenberger and Whetzel, and 12,000 time-based stock options and 21,000 shares of time-based restricted stock for Mr. Lynch.

In March 2011, the Compensation Committee also approved a grant of 80,000 performance-based restricted shares for Mr. Casey. Mr. Casey's performance-based restricted shares are eligible to vest in fiscal 2015 in varying percentages (between 25% and 100%) if the Company achieves certain compound annual growth in earnings per share (as adjusted for items judged to be non-recurring or unusual in nature), measured from fiscal 2010 to fiscal 2014. In May 2011, Mr. Rork received a grant of 30,000 time-based stock options and 15,000 time-based restricted stock shares, representing an initial equity grant for joining the Company. Mr. Rork's option and restricted stock grants were approved by the Compensation Committee based on his compensation prior to joining the Company, negotiations with Mr. Rork at the time he was hired, and taking into consideration the data for similar positions at companies set forth in the Retail Survey.

In February 2012, based on the subjective and objective factors described above, our Compensation Committee approved annual stock option and restricted stock grants for each named executive officer. The Committee, acting on a recommendation from Hay Group, expanded the use of performance-based restricted stock awards, which were previously granted solely to Mr. Casey in February 2011, to all other named executive officers. By tying a portion of restricted stock awards granted to all named executive officers in fiscal 2012 to the Company's performance, as described in more detail below, the Committee was attempting to more closely align goals of our named executive officers with the long-term goals of our shareholders. Mr. Casey received an annual grant of 70,000 time-based stock options, 35,000 shares of time-based restricted stock, and 100,000 shares of performance-based restricted stock. Ms. Fitzgerald and Messrs. Westenberger, Lynch, and Rork each received an annual grant of 8,000 time-based stock options, 4,000 shares of time-based restricted stock, and 8,000 shares of performance-based restricted stock. Each named executive officer's performance-based restricted shares granted in February 2012 are eligible to vest in fiscal 2015 in varying percentages (between 25% and 100%) if the Company achieves certain compound annual growth in earnings per share (as adjusted for items judged to be non-recurring or unusual in nature) measured from fiscal 2011 to fiscal 2014. The performance-based restricted shares granted to Mr. Casey are also subject to a one year time-vesting restriction, provided such shares first become vested based on the performance criteria.

All of the time-based stock option and time-based restricted stock awards granted to our named executive officers in fiscal 2011 and fiscal 2012 are subject to the equity retention policy described above and vest in four equal, annual installments on the anniversary of the grant date, contingent on the executive officer's continued employment with the Company.

401(k) Plan

The Company's 401(k) matching program provides Company matching of employee contributions at the discretion of the Company based on the Company's performance. In February 2012, the Company announced that contributions made to the Company's 401(k) plan in fiscal 2011 would be matched 100% by the Company for all employees.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended, imposes a $1 million limit on the amount that a public company may deduct for compensation paid to a company's principal executive officer and the company's three most highly compensated executive officers, other than its principal financial officer. This limitation generally does not apply to performance-based compensation that is awarded under a plan that is approved by the shareholders of a company and that also meets certain other technical requirements. Our compensation program for our named executive officers is generally intended to operate within the deductibility requirements under Section 162(m). However, the Compensation Committee may decide, from time to time, to award compensation that is not fully deductible under Section 162(m) to ensure that our executive officers are compensated at a competitive level or for other reasons consistent with our compensation policies and philosophies.

Severance Agreements with Current Named Executive Officers

Each of our current named executive officers has a severance agreement with the Company. In the event that a named executive officer is terminated by the Company for "cause," retires, becomes disabled, or dies, the executive or his or her estate will be provided his or her base salary and medical and other benefits through the termination of his or her employment.

If a named executive officer is terminated without "cause," or a named executive officer terminates for "good reason" (with "cause" and "good reason" defined in each executive's respective agreement and summarized below) the Company will be obligated to pay such executive's base salary, medical, dental and life insurance benefits for 24 months in the case of: Mr. Casey, and for 12 months in the case of: Ms. Fitzgerald or Messrs. Lynch, Rork, and Westenberger. The Company is also obligated to pay Messrs. Casey, Lynch, Rork, and Westenberger and Ms. Fitzgerald a pro-rated annual cash incentive compensation amount that would have been earned by each such executive if he or she had been employed at the end of the year in which his or her employment was terminated. The determination of whether an annual cash incentive compensation is payable to the named executive officer will not take into account any individual performance goals and shall be based solely on the extent to which Company performance goals have been met.

In the event that within two years following a "change of control" (with "change of control" defined in each executive's agreement) the Company terminates the named executive officer's employment, other than for "cause" or such executive terminates his or her employment for "good reason," the Company shall pay such named executive officer base salary, medical, dental and life insurance benefits for 36 months in the case of Mr. Casey, and 24 months in the case of: Messrs. Lynch, Rork, and Westenberger and Ms. Fitzgerald. In the event of a "change of control" of the Company, all unvested stock options and all unvested shares of restricted stock held by the named executive shall fully vest.

Severance payments made to the named executive officers are subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

Under the agreements with each of our named executive officers, "cause" is generally deemed to exist when such named executive officer has: (i) been convicted of a felony or entered a plea of guilty or no contest to a felony; (ii) committed fraud or other act involving dishonesty for personal gain which is materially injurious to the Company; (iii) materially breached his or her obligations of confidentiality, intellectual property assignment, non-competition, non-solicitation, or non-disparagement against the Company after a cure period, provided such breach by its nature was curable; (iv) willfully engaged in gross misconduct which is injurious to the Company; or, (v) after a cure period, willfully refused to substantially perform his duties or is grossly negligent in performance of such duties.

Under the agreements with our named executive officers, "good reason" is generally deemed to exist when there is (i) a material reduction in executive's title, duties, or responsibilities; (ii) a material change in the geographic location at which the executive must perform services; or (iii) a material breach of the executive's agreement by the Company.

Potential Payments Upon a Termination and Change of Control

Termination

As described in more detail above under the heading "Severance Agreements," we have entered into certain agreements and maintain certain plans that may require us in the future, to make certain payments and provide certain benefits in the event of a termination of employment.

Amounts represented below for Mr. Whetzel are based on the terms of Mr. Whetzel's separation agreement entered into in connection with his retirement on July 8, 2011. With respect to all other named executive officers, for purposes of the table below, a hypothetical termination without "cause" or for "good reason" is assumed to have occurred as of December 31, 2011, the last day of fiscal 2011. However, none of our named executive officers were terminated on December 31, 2011. There can be no assurance that a termination of employment of any of our named executive officers (other than Mr. Whetzel) would produce the same or similar results as those set forth below on any other date. The terms "without cause" and "good reason" are defined in the agreements with our executives (other than Mr. Whetzel) and summarized above under the heading "Severance Agreements."

	Michael Casey	Richard Westenberger	Lisa Fitzgerald	Brian Lynch	Christopher Rork	Charles Whetzel, Jr.
Base Salary	$1,520,000	$425,000	$500,000	$450,000	$450,000	$ 950,000
Cash Incentive Compensation (a)	855,000	239,100	281,250	253,150	253,150	267,187
Health and Other Benefits	31,285	16,320	16,320	15,901	8,730	11,466
Total	$2,406,285	$680,420	$797,570	$719,051	$711,880	$1,228,653

(a) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2011 described in more detail under the heading "Annual Cash Incentive Compensation" above.

Termination Following a Change of Control

As described in more detail above under the heading "Severance Agreements," we have entered into certain agreements that may require us to make certain payments and provide certain benefits to our named executive officers in the event of a change of control (with "change of control" defined in each executive's agreement).

Except with respect to Mr. Whetzel, for purposes of the table below, we have assumed that all unvested stock options and all unvested shares of restricted stock have fully vested immediately prior to a change of control on December 31, 2011, the last day of fiscal 2011, and that a termination without "cause" occurred immediately following a change of control on December 31, 2011. However, neither a change of control nor a termination without "cause" occurred on December 31, 2011, and none of the stock options or restricted stock awards was accelerated. The closing price on the NYSE of the Company's common stock on the last trading day of fiscal 2011 was $39.81 per share, and the intrinsic value of accelerated stock option vesting would have been as set forth below. There can be no assurance that a change of control would produce the same or similar results as those set forth below on any other date or at any other price.

Amounts represented below for Mr. Whetzel are based on the terms of Mr. Whetzel's separation agreement with the Company, which, among other things, provides that, effective July 8, 2011, all unvested shares of restricted stock and all unvested options held by Mr. Whetzel were forfeited. All vested options that were not exercised as of September 8, 2011, expired on such date.

	Michael Casey	Richard Westenberger	Lisa Fitzgerald	Brian Lynch	Christopher Rork	Charles Whetzel, Jr.
Base Salary	$ 2,280,000	$ 850,000	$1,000,000	$ 900,000	$ 900,000	$ 950,000
Cash Incentive Compensation (a)	855,000	239,100	281,250	253,150	253,150	267,187
Health and Other Benefits	46,928	32,640	32,640	31,802	17,460	11,466
Option Value	12,035,330	748,850	607,240	1,526,456	288,900	—
Restricted Stock Value	7,713,188	955,440	1,234,110	1,194,300	597,150	—
Total	$22,930,446	$2,826,030	$3,155,240	$3,905,708	$2,056,660	$1,228,653

(a) Cash incentive compensation calculations are based on cash incentive compensation targets achieved in fiscal 2011 described in more detail under the heading "Annual Cash Incentive Compensation" above.

Perquisites and Other Benefits

The Company maintains an apartment for Mr. Rork in Hong Kong, which Mr. Rork utilizes while traveling on business. Rent payments for this apartment were approximately $5,600 per month in fiscal 2011. Except for the 401(k) matching program, which applies to all employees, and maintaining an apartment in Hong Kong, each as described in more detail above, our named executive officers do not receive any perquisites or other benefits.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board has reviewed and discussed with Company management the Compensation Discussion and Analysis included in this proxy statement. Based on such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for filing with the SEC.

Submitted by the Compensation Committee

Mr. Paul Fulton, Chairman
Mr. A. Bruce Cleverly
Mr. Jevin S. Eagle
Mr. John R. Welch

FISCAL 2011 SUMMARY COMPENSATION TABLE

The table below provides information concerning the compensation of our named executive officers.

In the "Salary" column, we disclose the base salary paid to each of our named executive officers during fiscal 2011, 2010, and 2009.

In the "Bonus" column, we disclose the cash bonuses earned during fiscal 2011, 2010, and 2009, other than amounts earned pursuant to the Company's Amended and Restated Incentive Compensation Plan.

In the "Stock Awards" and "Option Awards" columns, we disclose the total fair value of the grants made in fiscal 2011, 2010, and 2009, without a reduction for assumed forfeitures. For restricted stock, the fair value is calculated using the closing price on the NYSE of our stock on the date of grant. For time-based and performance-based stock options, the fair value is calculated based on assumptions summarized in Note 7 to our audited consolidated financial statements, which are included in our fiscal 2011 Annual Report on Form 10-K.

In the column "Non-Equity Incentive Plan Compensation," we disclose the dollar value of all compensation earned in fiscal 2011, 2010, and 2009 pursuant to the Company's Incentive Compensation Plan.

In the column "All Other Compensation," we disclose the dollar value of all other compensation that could not properly be reported in other columns of the Fiscal 2011 Summary Compensation Table, including perquisites, and amounts reimbursed for the payment of taxes, and other payments paid by the Company for the benefit of our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (a)	Option Awards ($) (b)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (c)	Total ($)
Michael D. Casey	2011	$760,000	$ —	$3,408,800	$960,000	$ 855,000	$ 22,000	$6,005,800
Chairman of the Board of Directors and	2010	$739,231	$ —	$1,121,600	$951,200	$2,280,000	$ 22,000	$5,114,031
Chief Executive Officer	2009	$700,000	$ —	$ 907,000	$763,000	$1,960,426	$110,315	$4,440,741
Richard F. Westenberger	2011	$425,000	$ —	$ 455,040	$144,000	$ 239,100	$ 16,500	$1,279,640
Executive Vice President and	2010	$416,346	$ —	$ 112,160	$154,570	$ 637,500	$ 16,500	$1,337,076
Chief Financial Officer	2009	$376,923	$200,000 (d)	$ 168,400	$141,000	$ 600,000	$161,920	$1,648,243
Lisa A. Fitzgerald	2011	$500,000	$ —	$ 455,040	$144,000	$ 281,250	$ 16,500	$1,396,790
Executive Vice President and	2010	$451,923	$250,000 (e)	$ 560,800	$475,600	$ 750,000	$123,166	$2,611,489
Brand Leader for OshKosh B'gosh								
Brian J. Lynch	2011	$445,192	$ —	$ 597,240	$144,000	$ 253,150	$ 16,500	$1,456,082
Executive Vice President and								
Brand Leader for Carter's								
Christopher W. Rork (f)	2011	$294,231	$100,000 (g)	$ 452,700	$375,000	$ 253,150	$108,972	$1,584,053
Executive Vice President of Supply Chain								
Charles E. Whetzel, Jr.	2011	$328,846	$ —	$ 455,040	$144,000	$ 267,187	$204,964	$1,400,037
Former Executive Vice President and	2010	$457,692	$ —	$ 112,160	$154,570	$ 712,500	$ 22,000	$1,458,922
Chief Supply Chain Officer	2009	$425,000	$ —	$ 90,700	$152,600	$ 694,318	$159,230	$1,521,848

(a) The amounts disclosed in this column represent the total grant date fair value for the following grants:

(i) Mr. Casey was granted 50,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14 per share, 40,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share, and 40,000 shares of restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. These grants vest in four equal, annual installments following the date of grant. Mr. Casey was granted 80,000 shares of performance-based restricted stock on March 30, 2011 with a grant date fair value of $28.39 per share. Vesting of these shares is contingent upon meeting specific performance targets through fiscal 2014.

(ii) Mr. Westenberger was granted 10,000 shares of restricted stock on February 6, 2009 with a grant date fair value of $16.84 per share, 4,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share, and 16,000 shares of restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(iii) Ms. Fitzgerald was granted 20,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share and 16,000 shares of restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(iv) Mr. Lynch was granted 10,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14 per share, 4,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share, and 21,000 shares of restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(v) Mr. Rork was granted 15,000 shares of restricted stock on May 12, 2011 with a grant date fair value of $30.18 per share. This grant vests in four equal, annual installments following the date of grant.

(vi) Mr. Whetzel was granted 5,000 shares of restricted stock on March 12, 2009 with a grant date fair value of $18.14 per share, 4,000 shares of restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share, and 16,000 shares of restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. Pursuant to the terms of Mr. Whetzel's separation agreement, effective July 8, 2011, all unvested shares of restricted stock were forfeited.

(b) The amounts disclosed in this column represent the total grant date fair value for the following grants:

(i) Mr. Casey was granted 100,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, 80,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share, and 80,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(ii) Mr. Westenberger was granted 20,000 time-based stock options on February 6, 2009 with a Black-Scholes fair value of $7.05 per share and an exercise price of $16.84 per share, 13,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share, and 12,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(iii) Ms. Fitzgerald was granted 40,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share and 12,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(iv) Mr. Lynch was granted 20,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, 13,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share, and 12,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(v) Mr. Rork was granted 30,000 time-based stock options on May 12, 2011 with a Black-Scholes fair value of $12.50 per share and an exercise price of $30.18 per share. This grant vests in four equal, annual installments following the date of grant.

(vi) Mr. Whetzel was granted 20,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, 13,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share, and 12,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. Pursuant to the terms of Mr. Whetzel's separation agreement, effective July 8, 2011, all unvested options were forfeited. All vested options that were not exercised as of September 8, 2011, expired on such date.

(c) The amounts shown as "All Other Compensation" for fiscal 2011 consist of the following:

Name	401(k) Company Match	Relocation	Perquisites (i)	Consulting Services (ii)	Severance Compensation	Tax Gross-Ups (iii)	Total
Michael D. Casey	$22,000	$ —	$ —	$ —	$ —	$ —	$ 22,000
Richard F. Westenberger	$16,500	$ —	$ —	$ —	$ —	$ —	$ 16,500
Lisa A. Fitzgerald	$16,500	$ —	$ —	$ —	$ —	$ —	$ 16,500
Brian J. Lynch	$16,500	$ —	$ —	$ —	$ —	$ —	$ 16,500
Christopher W. Rork	$ 4,154	$8,138	$39,236	$22,500	$ —	$34,944	$108,972
Charles E. Whetzel, Jr.	$ —	$ —	$ —	$ —	$204,964	$ —	$204,964

(i) Rent payments for the apartment the Company maintains for Mr. Rork in Hong Kong.

(ii) Consulting fees paid to Mr. Rork for services rendered from March 2011 to April 2011.

(iii) Mr. Rork's gross-up is comprised of $28,941 in connection with rent payments for the apartment in Hong Kong that the Company maintains for Mr. Rork and $6,003 in connection with relocation reimbursements.

(d) Special one-time bonus for Mr. Westenberger related to the reimbursement of lost value on the sale of his former residence in connection with his relocation.

(e) Special one-time sign-on bonus for Ms. Fitzgerald.

(f) Mr. Rork joined the Company on May 2, 2011.

(g) Special one-time sign-on bonus for Mr. Rork.

FISCAL 2011 GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning each grant of plan-based awards made to a named executive officer in fiscal 2011. This includes incentive compensation awards granted under our Incentive Compensation Plan and stock option and restricted stock awards granted under our Equity Incentive Plan. The threshold, target, and maximum columns reflect the range of estimated payouts under these plans for fiscal 2011. The exercise price disclosed is equal to the closing market price of our common stock on the date of grant. The last column reports the aggregate grant date fair value of all awards made in fiscal 2011 as if they were fully vested on the grant date.

Name	Award Type	Equity Award Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a)			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael D. Casey	Cash Incentive Compensation	—	$285,000	$1,140,000	$2,280,000	—	—	—	$ —	$ —
	Shares (b)	2/24/2011	$ —	$ —	$ —	—	40,000	40,000	$ —	$1,137,600
	Shares (c)	3/30/2011	$ —	$ —	$ —	—	80,000	80,000	$ —	$2,271,200
	Options (d)	2/24/2011	$ —	$ —	$ —	—	80,000	80,000	$28.44	$ 960,000
Richard F. Westenberger	Cash Incentive Compensation	—	$ 79,687	$ 318,750	$ 637,500	—	—	—	$ —	$ —
	Shares (b)	2/24/2011	$ —	$ —	$ —	—	16,000	16,000	$ —	$ 455,040
	Options (d)	2/24/2011	$ —	$ —	$ —	—	12,000	12,000	$28.44	$ 144,000
Lisa A. Fitzgerald	Cash Incentive Compensation	—	$ 93,750	$ 375,000	$ 750,000	—	—	—	$ —	$ —
	Shares (b)	2/24/2011	$ —	$ —	$ —	—	16,000	16,000	$ —	$ 455,040
	Options (d)	2/24/2011	$ —	$ —	$ —	—	12,000	12,000	$28.44	$ 144,000
Brian J. Lynch	Cash Incentive Compensation	—	$ 84,375	$ 337,500	$ 675,000	—	—	—	$ —	$ —
	Shares (b)	2/24/2011	$ —	$ —	$ —	—	21,000	21,000	$ —	$ 597,240
	Options (d)	2/24/2011	$ —	$ —	$ —	—	12,000	12,000	$28.44	$ 144,000
Christopher W. Rork	Cash Incentive Compensation	—	$ 84,375	$ 337,500	$ 675,000	—	—	—	$ —	$ —
	Shares (b)	5/12/2011	$ —	$ —	$ —	—	15,000	15,000	$ —	$ 452,700
	Options (d)	5/12/2011	$ —	$ —	$ —	—	30,000	30,000	$30.18	$ 375,000
Charles E. Whetzel, Jr.	Cash Incentive Compensation	—	$ 89,062	$ 356,250	$ 712,500	—	—	—	$ —	$ —
	Shares (b)	2/24/2011	$ —	$ —	$ —	—	16,000	16,000	$ —	$ 455,040
	Options (d)	2/24/2011	$ —	$ —	$ —	—	12,000	12,000	$28.44	$ 144,000

(a) The amounts shown under the "Threshold" column represent 25% of the target cash incentive compensation, assuming threshold level performance is achieved under the financial performance measures. The amounts shown under the "Target" column represent 100% of the target cash incentive compensation, assuming target level performance is achieved under the financial performance measures. The amounts shown under the "Maximum" column represent 200% of the target cash incentive compensation, assuming maximum level performance is achieved under the financial performance measures.

(b) Shares of time-based restricted stock granted to Messrs. Casey, Westenberger, Lynch, and Whetzel and Ms. Fitzgerald on February 24, 2011 and Mr. Rork on May 12, 2011 pursuant to the Company's Equity Incentive Plan. These restricted shares vest ratably in four equal, annual installments following the date of grant.

(c) Shares of time-based restricted stock granted to Mr. Casey on March 30, 2011 pursuant to the Company's Equity Incentive Plan. These restricted shares vest upon meeting specific performance targets through fiscal 2014.

(d) Time-based stock options granted to Messrs. Casey, Westenberger, Lynch, and Whetzel, and Ms. Fitzgerald on February 24, 2011 and Mr. Rork on May 12, 2011 pursuant to the Company's Equity Incentive Plan. These stock options vest ratably in four equal, annual installments following the date of grant.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2011

The following table provides information concerning our named executive officers' exercises of stock options and vesting of restricted stock during fiscal 2011. The table reports, on an aggregate basis, the number of securities acquired upon exercise of stock options, the dollar value realized upon exercise of stock options, the number of shares of restricted stock that have vested, and the dollar value realized upon the vesting of restricted stock.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (b)
Michael D. Casey	243,488	$6,311,738	81,750	$2,512,788
Richard F. Westenberger	—	$ —	3,500	$ 101,985
Lisa A. Fitzgerald	—	$ —	5,000	$ 143,300
Brian J. Lynch	—	$ —	6,250	$ 190,855
Christopher W. Rork	—	$ —	—	$ —
Charles E. Whetzel, Jr.	372,938	$8,887,588	4,750	$ 143,010

(a) Aggregate dollar amount was calculated by multiplying the number of shares acquired by the difference between the market price of the underlying securities at the time of exercise and the exercise price of the stock options.

(b) Aggregate dollar amount was calculated by multiplying the number of shares acquired on vesting by the market price of the Company's stock on the date of vesting.

Proxy

OUTSTANDING EQUITY AWARDS AT FISCAL 2011 YEAR-END

The following table provides information regarding unexercised stock options, stock that has not yet vested, and equity incentive plan awards for each named executive officer outstanding as of the end of fiscal 2011. Each outstanding award is represented by a separate row that indicates the number of securities underlying the award.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (a) (Unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (c)
Michael D. Casey	200,000	—	—	$14.81	3/22/2014	—	$ —
	12,000	—	—	$34.32	2/16/2016	—	$ —
	12,000	—	—	$22.19	2/15/2017	—	$ —
	93,750	31,250	—	$17.90	8/6/2018	—	$ —
	50,000	50,000	—	$18.14	3/12/2019	—	$ —
	20,000	60,000	—	$28.04	2/16/2020	—	$ —
	—	80,000	—	$28.44	2/24/2021	—	$ —
	—	—	—	$ —	—	193,750	$7,713,188
Richard F. Westenberger	10,000	10,000	—	$16.84	2/6/2019	—	$ —
	3,250	9,750	—	$28.04	2/16/2020	—	$ —
	—	12,000	—	$28.44	2/24/2021	—	$ —
	—	—	—	$ —	—	24,000	$ 955,440
Lisa A. Fitzgerald	10,000	30,000	—	$28.04	2/16/2020	—	$ —
	—	12,000	—	$28.44	2/24/2021	—	$ —
	—	—	—	$ —	—	31,000	$1,234,110
Brian J. Lynch	20,000	—	—	$22.63	5/12/2015	—	$ —
	2,800	—	—	$34.32	2/16/2016	—	$ —
	6,000	—	—	$22.19	2/15/2017	—	$ —
	8,000	—	—	$22.79	12/3/2017	—	$ —
	6,000	2,000	—	$14.48	5/8/2018	—	$ —
	10,000	10,000	—	$18.14	3/12/2019	—	$ —
	3,250	9,750	—	$28.04	2/16/2020	—	$ —
	—	12,000	—	$28.44	2/24/2021	—	$ —
	—	—	—	$ —	—	30,000	$1,194,300
Christopher W. Rork	—	30,000	—	$30.18	5/12/2021	—	$ —
	—	—	—	$ —	—	15,000	$ 597,150
Charles E. Whetzel, Jr.	—	—	—	$ —	—	—	$ —
	—	—	—	$ —	—	—	$ —

(a) Unexercisable options relate to the following awards:

(i) Mr. Casey was granted 125,000 time-based stock options on August 6, 2008 with a Black-Scholes fair value of $7.13 per share and an exercise price of $17.90 per share, 100,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, 80,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share, and 80,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. These stock option grants vest in four equal, annual installments following the date of grant.

(ii) Mr. Westenberger was granted 20,000 time-based stock options on February 6, 2009 with a Black-Scholes fair value of $7.05 per share and an exercise price of $16.84 per share, 13,000 time-based stock options on February 16, 2010 with a

Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share, and 12,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. These stock option grants vest in four equal, annual installments following the date of grant.

(iii) Ms. Fitzgerald was granted 40,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share and 12,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. These stock option grants vest in four equal, annual installments following the date of grant.

(iv) Mr. Lynch was granted 8,000 time-based stock options on May 8, 2008 with a Black-Scholes fair value of $5.93 per share and an exercise price of $14.48 per share, 20,000 time-based stock options on March 12, 2009 with a Black-Scholes fair value of $7.63 per share and an exercise price of $18.14 per share, 13,000 time-based stock options on February 16, 2010 with a Black-Scholes fair value of $11.89 per share and an exercise price of $28.04 per share, and 12,000 time-based stock options on February 24, 2011 with a Black-Scholes fair value of $12.00 per share and an exercise price of $28.44 per share. These stock option grants vest in four equal, annual installments following the date of grant.

(v) Mr. Rork was granted 30,000 time-based stock options on May 12, 2011 with a Black-Scholes fair value of $12.50 per share and an exercise price of $30.18 per share. This stock option grant vests in four equal, annual installments following the date of grant.

(b) Equity Incentive Plan awards relate to the following grants:

(i) Mr. Casey was granted 75,000 shares of performance-based restricted stock on August 7, 2008 with a grant date fair value of $17.92 per share. Fifty percent of these shares vested on March 2, 2011 and 25% vested on December 31, 2011. The remaining 25% of these shares will then vest on December 31, 2012 based on Mr. Casey's continued employment with the Company. Mr. Casey was also granted 50,000 shares of time-based restricted stock on March 12, 2009 with a grant date fair value of $18.14 per share, 40,000 shares of time-based restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share, and 40,000 shares of time-based restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. These grants vest in four equal, annual installments following the date of grant. Mr. Casey was granted 80,000 shares of performance-based restricted stock on March 30, 2011 with a grant date fair of $28.39 per share. Vesting of these shares is contingent upon meeting specific performance targets through fiscal 2014.

(ii) Mr. Westenberger was granted 10,000 shares of time-based restricted stock on February 6, 2009 with a grant date fair value of $16.84 per share, 4,000 shares of time-based restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share, and 16,000 shares of time-based restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(iii) Ms. Fitzgerald was granted 20,000 shares of time-based restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share and 16,000 shares of time-based restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(iv) Mr. Lynch was granted 4,000 shares of time-based restricted stock on May 8, 2008 with a grant date fair value of $14.48 per share, 10,000 shares of time-based restricted stock on March 12, 2009 with a grant date fair value of $18.14 per share, 4,000 shares of time-based restricted stock on February 16, 2010 with a grant date fair value of $28.04 per share, and 21,000 shares of time-based restricted stock on February 24, 2011 with a grant date fair value of $28.44 per share. These grants vest in four equal, annual installments following the date of grant.

(v) Mr. Rork was granted 15,000 shares of time-based restricted stock on May 12, 2011 with a grant date fair value of $30.18 per share. This grant vests in four equal, annual installments following the date of grant.

(c) Amount based on the closing market price per share of the Company's common stock on Friday, December 30, 2011 of $39.81.

SECURITIES OWNERSHIP OF BENEFICIAL OWNERS, DIRECTORS, AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of the Company's common stock owned by each of the following parties as of March 26, 2012, or as of such other date as indicated: (a) each person known by the Company to own beneficially more than five percent of the outstanding common stock; (b) the Company's named executive officers; (c) each Director; and (d) all Directors and executive officers as a group. Unless otherwise indicated below, the holders' address is 1170 Peachtree Street NE, 9th Floor, Atlanta, Georgia 30309.

	Beneficial Ownership	
Name of Beneficial Owner	**Shares**	**Percent**
Berkshire Fund VII, L.P. (1)	9,320,094	15.8%
BlackRock, Inc. (2)	3,650,139	6.2%
Viking Global Investors L.P. (3)	3,246,600	5.5%
The Vanguard Group (4)	3,001,983	5.1%
Michael D. Casey (5)	1,040,932	1.8%
Richard F. Westenberger (6)	61,081	*
Lisa A. Fitzgerald (7)	65,481	*
Brian J. Lynch (8)	120,084	*
Christopher W. Rork (9)	34,500	*
Charles E. Whetzel, Jr.	146,651	*
Amy Woods Brinkley (10)	10,288	*
Vanessa J. Castagna (11)	12,518	*
A. Bruce Cleverly	16,027	*
Jevin S. Eagle (12)	10,624	*
Paul Fulton	127,975	*
William J. Montgoris	24,935	*
David Pulver	43,344	*
John R. Welch	63,586	*
Thomas E. Whiddon (13)	101,589	*
All directors and executive officers as a group (14)	2,027,643	3.4%

* Indicates less than 1% of our common stock.

(1) This information is based on Form 4, filed with the SEC on October 24, 2011. The address for Berkshire Partners LLC is 200 Clarendon Street, 35th floor, Boston, MA 02116. Includes 104,100 shares held by Stockbridge Master Fund (OS), L.P., 6,292,496 shares held by Berkshire Fund VII, L.P., 1,176,400 shares held by Berkshire Fund VII-A, L.P., 322,484 shares held by Stockbridge Partners, LLC, 180,712 shares held by Berkshire Investors IV LLC, 77,440 shares held by Berkshire Investors III LLC, 992,540 shares held by Stockbridge Fund, L.P., 144,296 shares held by Stockbridge Fund M, L.P., 6,944 shares held by Stockbridge Absolute Return Fund, L.P., and 22,682 shares held by Berkshire Partners LLC.

(2) This information is based on Schedule 13G, as amended, filed with the SEC on January 20, 2012. BlackRock, Inc. has sole voting and sole dispositive power covering 3,650,139 shares of our common stock. The address for BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(3) This information is based on Schedule 13G, filed with the SEC on March 30, 2012. Viking Global Investors L.P. has shared voting power and dispositive power covering 3,246,600 shares of our common stock. Viking Global Performance LLC has shared voting and dispositive power covering 2,990,600 shares of our common stock. Viking Long Fund GP LLC has shared voting and dispositive power covering 256,000 shares of our common stock. Viking Global Equities L.P. has shared voting and dispositive power covering 1,028,800 shares of our common stock. Viking Global Equities II L.P. shared voting and dispositive power covering 59,500 shares of our common stock. VGE III Portfolio Ltd. has shared voting and dispositive power covering 1,902,300 shares of our common stock. Viking Long Fund Master Ltd has shared voting and dispositive power covering 256,000 shares of our common stock. O. Andreas Halvorsen, David C. Ott and Thomas W. Purcell, Jr. has shared voting and dispositive power covering 3,246,600 shares of our common stock.

(4) This information is based on a Schedule 13G filed with the SEC on February 6, 2012. The Vanguard Group has sole voting power covering 69,813 shares, sole dispositive power covering 2,932,170 shares, and shared dispositive power covering 3,001,983 shares of our common stock. The address for The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(5) Includes 452,750 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 26, 2012 and 296,250 shares of restricted common stock.

(6) Includes 24,500 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 26, 2012 and 28,500 shares of restricted common stock.

(7) Includes 23,000 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 26, 2012 and 34,000 shares of restricted common stock.

(8) Includes 69,300 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 26, 2012 and 32,250 shares of restricted common stock.

(9) Includes 7,500 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 26, 2012 and 23,250 shares of restricted common stock.

(10) Includes 3,004 shares of restricted common stock.

(11) Includes 4,486 shares of restricted common stock.

(12) Includes 4,229 shares of restricted common stock.

(13) Includes 16,000 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 26, 2012.

(14) Includes 786,975 shares subject to exercisable stock options, including stock options that will become exercisable during the 60 days after March 26, 2012.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company's executive officers and directors, and persons who beneficially own more than ten percent (10%) of the Company's common stock, file initial reports of ownership and changes in ownership with the SEC and the NYSE. Based on a review of the copies of such forms furnished to the Company, the Company believes that all forms were filed in a timely manner during fiscal 2011.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the Company's equity compensation plan as of the end of its last fiscal year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders (1)	1,992,700 (2)	$22.62	4,084,290
Equity compensation plans not approved by security holders	—	—	—
Total	1,992,700	$22.62	4,084,290

(1) Represents stock options that are outstanding or that are available for future issuance pursuant to the Carter's, Inc.'s Amended and Restated Equity Incentive Plan.

(2) The weighted-average contractual life for all outstanding stock options as of December 31, 2011 was approximately 6.62 years.

Proxy

PROPOSAL NUMBER TWO
ADVISORY VOTE ON APPROVAL OF EXECUTIVE COMPENSATION

The Compensation Discussion and Analysis section of this proxy statement beginning on page 16 describes the Company's executive compensation program and the compensation decisions that the Compensation Committee and Board of Directors made in 2011 with respect to the compensation of the Company's named executive officers.

The Company is committed to achieving long-term, sustainable growth and increasing shareholder value. The Company's compensation program for its named executive officers is designed to support these objectives and encourage strong financial performance on an annual and long-term basis by linking a significant portion of the named executive officers' total direct compensation to Company performance in the form of incentive compensation.

The Board of Directors is asking shareholders to cast a non-binding, advisory vote **FOR** the following resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

This proposal is commonly referred to as the "say-on-pay" vote. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and practices described in this proxy statement. Although the vote we are asking you to cast is non-binding, the Compensation Committee and the Board value the views of our shareholders and intend to consider the outcome of the vote when determining future compensation arrangements for our named executive officers.

The Board recommends a vote FOR the approval of compensation of the Company's named executive officers as disclosed in this proxy statement.

Vote Required

The advisory approval of Proposal Number Two requires the affirmative vote of a majority of the votes properly cast at our Annual Meeting. Votes to abstain and broker non-votes will be counted toward a quorum, but will be excluded entirely from the tabulation of votes and, therefore, will not affect the outcome of the vote on this proposal.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS

The Company has a written policy that requires all transactions with related persons be reviewed by our Chief Financial Officer, and all such transactions involving more than $10,000 be reviewed with and approved by our Audit Committee. Our Chief Financial Officer annually reviews all transactions with related persons with our Audit Committee.

There were no such transactions during fiscal 2011.

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's accounting, auditing, and financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements, and for the public reporting process. PwC, the Company's independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with accounting principles generally accepted in the United States of America and on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and PwC the audited consolidated financial statements for the fiscal year ended December 31, 2011 and PwC's evaluation of the effectiveness of the Company's internal control over financial reporting. The Audit Committee has discussed with PwC the matters that are required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC PwC's independence.

Based on the considerations and discussions referred to above, the Audit Committee recommended to our Board of Directors that the audited consolidated financial statements for the fiscal year ended December 31, 2011 be included in our Annual Report on Form 10-K for fiscal 2011 for filing with the SEC.

Submitted by the Audit Committee

Mr. David Pulver, Chairman
Ms. Amy Woods Brinkley
Mr. William J. Montgoris
Mr. Thomas E. Whiddon

PROPOSAL NUMBER THREE
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed PwC to serve as the Company's independent registered public accounting firm for fiscal 2012. The Board is submitting the appointment of PwC as the Company's independent registered public accounting firm for shareholder ratification. The Board recommends that shareholders ratify this appointment at the Annual Meeting. Shareholder ratification of the appointment of PwC is not required by law or otherwise. The Board is submitting this matter to shareholders for ratification because the Board believes it to be a good corporate practice. If the shareholders do not ratify the appointment, the Audit Committee may reconsider whether or not to retain PwC. Even if the appointment is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time during the year if, in its discretion, it determines that such a change would be in the Company's best interest and that of the Company's shareholders. A representative of PwC is expected to attend the Annual Meeting, and he or she will have the opportunity to make a statement and be available to respond to appropriate questions. For additional information regarding the Company's relationship with PwC, please refer to the Audit Committee Report above.

The Audit Committee has also adopted policies and procedures for pre-approving all non-audit work performed by PwC. The Audit Committee has pre-approved the use of PwC for specific types of services that fall within categories of non-audit services, including various tax services. The Audit Committee receives regular updates as to the fees associated with the services that are subject to pre-approval. Services that do not fall within a pre-approved category require specific consideration and pre-approval by the Audit Committee.

The aggregate fees that the Company incurred for professional services rendered by PwC for fiscal years 2011 and 2010 were as follows:

	2011	2010
Audit Fees	$1,084,900	$967,000
Audit-Related Fees	211,902	—
Tax Fees	—	—
All Other Fees	3,640	3,000
Total Fees	$1,300,442	$970,000

- *Audit Fees* for fiscal years 2011 and 2010 were for professional services rendered for the integrated audit of the consolidated financial statements and internal control over financial reporting of the Company, other auditing procedures related to the adoption of new accounting pronouncements and review of other significant transactions, and related out-of-pocket expenses.
- *Audit-Related Fees* for fiscal 2011 were for professional services rendered in connection with the acquisition of our Canadian subsidiary and licensee audits.
- *All Other Fees* for fiscal years 2011 and 2010 consisted of software license fees.

The Board recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

Vote Required

The approval of Proposal Number Three requires the affirmative vote of a majority of the votes cast by the shareholders present in person or represented by proxy at our Annual Meeting. Votes to abstain and broker non-votes will be counted toward a quorum, but will not count as votes "for" or "against" the Proposal.

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the Annual Meeting, other than the items referred to above. If any other matter is properly brought before the Annual Meeting for action by shareholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

APPENDIX A

2011 RETAIL SURVEY PARTICIPANT LIST

7-Eleven, Inc.
Abercrombie & Fitch Co.
Academy Sports & Outdoors
Ace Hardware Corporation
A.C. Moore Arts & Crafts, Inc.
Advance Auto Parts, Inc.
Aeropostale, Inc.
Alex Lee, Inc.
Amazon.com
American Eagle Outfitters, Inc.
The Andersons, Inc.
Ann Taylor Stores Corporation
AutoZone, Inc.
Bebe Stores, Inc.
Belk, Inc.
Best Buy Co., Inc.
Big Lots, Inc.
BJ's Wholesale Club, Inc.
The Bon-Ton Stores, Inc.
Build-A-Bear Workshop, Inc.
Cabela's Incorporated
Carter's, Inc.
Charlotte Russe Holding, Inc.
Charming Shoppes, Inc.
Chico's FAS, Inc.
The Children's Place Retail Stores, Inc.
Christies European Holdings Ltd.
Coach, Inc.
Coldwater Creek Inc.
Collective Brands, Inc.
Cracker Barrel Old Country Store, Inc. (CBRL Group—Retail)
Costco Wholesale Corporation
Crate & Barrel
CVS/Caremark Corporation
Dick's Sporting Goods, Inc.
Dollar General Corporation
Dollar Tree, Inc.
DSW Inc.
Express, Inc.
FedEx Corporation
Foot Locker, Inc.
Fossil, Inc.
Gap Inc.
General Nutrition Centers, Inc.
GSI Commerce
The Gymboree Corporation
Hallmark Cards, Inc.—Retail
Harris Teeter, Inc.
Helzberg Diamonds Shop, Inc.
HHGregg, Inc.
The Home Depot, Inc.
Hot Topic, Inc.
Hudson's Bay Co. (Lord & Taylor)
J. C. Penney Company, Inc.
J. Crew Group, Inc.
America's Collectibles Network, Inc. (Jewelry Television)
Kenneth Cole Productions, Inc.
Knowledge Learning Corporation
Kohl's Corporation
L.L. Bean, Inc.
Limited Brands, Inc.
Limited Stores, LLC
Liz Claiborne Inc.
Lowe's Companies, Inc.
Macy's, Inc.
Meijer, Inc.
Michaels Stores, Inc.
Neiman Marcus, Inc.
New York & Company, Inc.
Nike, Inc.
Nordstrom, Inc.
OfficeMax Incorporated
The Pantry, Inc.
Petco Animal Supplies, Inc.
PetSmart, Inc.
Phillips-Van Heusen Corporation
Pier 1 Imports, Inc.
Polo Ralph Lauren Corporation
QVC, Inc.
Retail Brand Alliance, Inc. (Brooks Brothers)
Ritchie Bros. Auctioneers Inc.
Ross Stores, Inc.
Safeway, Inc.
Saks Incorporated
Sears Holding Corporation
Shopko Stores Operating Co., Inc.
Sonic Automotive, Inc.
The Sports Authority, Inc.
St. John Knits Int'l, Inc.
Stage Stores, Inc.
Staples, Inc.
Sterling Jewelers, Inc.
Supervalu Inc.
The Talbot's, Inc.
Target Corporation
Tiffany & Co.
TJX Companies, Inc.
Tory Burch, LLC.
Toys 'R' Us, Inc.
Tractor Supply Company
Tween Brands, Inc.
VF Corporation
Walgreen Co.
Walmart Stores, Inc.
Williams-Sonoma, Inc.
Winn-Dixie Stores, Inc.
Zale Corporation

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Annual Meeting

The 2012 Annual Meeting of Shareholders will be held at 8:00 a.m. on May 17, 2012. The meeting will be held at our offices located at:

1170 Peachtree Street NE
6th Floor
Atlanta, Georgia 30309

Common Stock

Symbol: CRI
Exchange: New York Stock Exchange

Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
(800) 937-5449

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, Connecticut 06901

Legal Counsel

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199

Investor Relations

For further information on Carter's, Inc., or for additional copies of this Annual Report, Proxy Statement, Form 10-K, or other financial information, contact Carter's Investor Relations at investor@carters.com or (404) 745-2889.

Carter's on the Internet

The Company's 2011 Annual Report, Proxy Statement, Form 10-K, and other corporate information are available on the internet at: www.carters.com/annuals

All market share data provided in this Annual Report is based on information provided by NPD Group, Inc. References to specific market share are expressed as a percentage of total retail sales of a particular market.



Leadership Team

Michael D. Casey
Chairman of the Board of Directors
& Chief Executive Officer

Lisa A. Fitzgerald
Executive Vice President &
Brand Leader for OshKosh B'gosh

William G. Foglesong
Senior Vice President of Marketing

Brendan M. Gibbons
Senior Vice President of Legal & Corporate
Affairs, General Counsel, and Secretary

Brian J. Lynch
Executive Vice President &
Brand Leader for Carter's

James C. Petty
President of Retail Stores

Christopher W. Rork
Executive Vice President
of Supply Chain

Richard F. Westenberger
Executive Vice President
& Chief Financial Officer

Jill A. Wilson
Senior Vice President of
Human Resources
& Talent Development

Board of Directors

Amy Woods Brinkley [1]
Former Chief Risk Officer &
Former President
Consumer Products Division,
Bank of America Corporation

Michael D. Casey
Chairman of the Board of Directors
& Chief Executive Officer

Vanessa J. Castagna [3]
Former Executive Chairwoman,
Mervyns, LLC
Former Chairwoman &
Chief Executive Officer,
JCPenney Stores, Catalog & Internet for
J. C. Penney Company, Inc.

A. Bruce Cleverly [2,3]
Former President, Global Oral Care Division,
The Procter & Gamble Company

Jevin S. Eagle [2]
Executive Vice President,
Global Merchandising Center,
Staples, Inc.

Paul Fulton [2 (Chair)]
Non-Executive Chairman,
Bassett Furniture Industries, Inc.
Former President,
Sara Lee Corporation

William J. Montgoris [1]
Former Chief Operating Officer &
Former Chief Financial Officer,
The Bear Stearns Companies, Inc.

David Pulver [1 (Chair)]
President,
Cornerstone Capital, Inc.
Former Chairman &
Co-Chief Executive Officer,
The Children's Place, Inc.

John R. Welch [2,3 (Chair)]
Former President,
Mast Industries (Far East) Ltd.

Thomas E. Whiddon [*1,3]
Former Executive Vice President-
Logistics & Technology and
Former Chief Financial Officer,
Lowe's Companies, Inc.

*Lead Independent Director

Board Committees:
1 Audit
2 Compensation
3 Nominating and Corporate Governance


Bananas
over
Mommy

OshKosh B'gosh®


Carter's, Inc. | 1170 Peachtree Street NE, Suite 900 | Atlanta, Georgia 30309 | 404-745-2700
carters.com | oshkoshbgosh.com